____________________________________________________

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_______________________

FORM 6-K

__________________________________

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of April 2023

Commission File Number: 001-15102

__________________________________

Embraer S.A.

__________________________________

Avenida Dra. Ruth Cardoso, 8501,

30th floor (part), Pinheiros, São Paulo, SP, 05425-070, Brazil

(Address of principal executive offices)

__________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

MANUAL AND MANAGEMENT'S PROPOSAL

FOR THE ORDINARY GENERAL SHAREHOLDERS' MEETING OF EMBRAER S.A. TO BE HELD ON APRIL 28th, 2023

embraer.com

Table of Contents

1. Message from the Chairman of the Board of Directors 3

2. Information and Guidelines for Attendance at the Meeting 4

2.1.	Voting at the Meeting 4

2.2 Participation through electronic remote participation system in the Meeting………6

2.3.	Participation through Distance Voting Ballot (Boletim de Voto à Distância) 8

3. Call Notice 10

4. Management’s Proposals on the Agenda 13

4.1.	To review the management accounts and to examine, discuss and approve the financial statements for the fiscal year ended December 31, 2023 13
4.2.	To review and to resolve on the allocation of income for the fiscal year ended December 31, 2022 13
4.3.	To define the number of members to compose the Board of Directors 13
4.4.	To elect the members of the Board of Directors 13
4.5.	To elect the members of the Fiscal Council 17
4.6.	To determine the aggregate annual compensation of the Company’s Management 17
4.7.	To determine the compensation of the members of the Fiscal Council 18

ANNEXES

Annex I – Management’s Considerations

Annex II – Opinion and Report of the Audit, Risk and Ethics Committee

Annex III – Information about the Candidates for the Board of Directors

Annex IV – Information about the Candidates for the Fiscal Council

Annex V – Management Compensation

1.	Message from the Chairman of the Board of Directors

São José dos Campos, March 28, 2023

Dear Shareholder,

We are pleased to invite you to read our Manual for the Annual General Shareholders’ Meeting (“AGM” or “Meeting”) of Embraer S.A. (“Embraer” or “Company”), called for April 28, 2023, at 10 am, which shall be held exclusively by digital means, through the Microsoft Teams platform.

Embraer’s shares have been listed on B3 S.A. - Brasil, Bolsa, Balcão (“B3”) since 1989, and on the New York Stock Exchange (NYSE) since July 2000, through American Depositary Receipts (ADRs).

Since the corporate restructuring that took place in 2006, Embraer’s capital stock has been exclusively comprised of common shares, as well as one golden share held by the Brazilian Federal Government, without a control group or a controlling shareholder. Since then, Embraer’s shares have been included in the Novo Mercado segment of B3, the highest level of corporate governance that a company can have in Brazil.

The main matters to be decided at the AGM are described in the Call Notice, as per item 3 below. Embraer's Management presented proposals related to the matters to be voted, which are included in this Manual.

The Company will hold the AGM exclusively by digital means in accordance with the provisions of the Resolution of the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários - “CVM”) No. 81/22. Thus, shareholders may: (i) send a remote voting ballot prior to the AGM, or (ii) digitally attend and vote during the AGM through the electronic system made available by the Company, as indicated in this Manual.

For the Annual General Shareholders’ Meeting to take place on first call, the attendance of shareholders representing at least 25% of the voting capital stock is required, pursuant to Section 125 of Law No. 6,404/76.

Considering the legal and statutory requirements related to the quorum for these resolutions, we encourage the participation of all shareholders in our AGM, either digitally or by means of a remote voting ballot.

Embraer’s relationship with its shareholders is based on the disclosure of information with transparency, clarity and respect for legal and ethical principles, which allows the consolidation and maintenance of Embraer’s image of leadership and innovation in the capital markets. We hope that the information contained herein, prepared within this concept, can clarify the matters on the agenda and motivate you to attend the AGM.

We emphasize that the information and guidelines contained in this Manual do not replace or change the laws or regulations applicable to shareholders’ meetings and shareholder participation, which shall be fully observed.

We count on your attendance in the Meeting, in the best interest of Embraer. Remember, your vote is very important to us.

We appreciate your attention,

Alexandre Gonçalves Silva

Chairman of the Board of Directors

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2.            Information and Guidelines for Attendance at the Meeting

2.1.        Voting at the Meeting

The attendance of Shareholders at the AGM is of great importance. Each common share will be entitled to one vote on the resolutions of the Meeting, subject to the following limits set forth in the Company’s Bylaws:

a)	No shareholder, or Shareholder Group (as defined below), Brazilian or foreign, may cast votes in excess of 5% of the shares of the Company’s capital stock; and;
b)	The Foreign Shareholders (as defined below) and Foreign Shareholder Groups (as defined below) may not cast votes in excess of 2/3 of the total votes that may be exercised by the Brazilian Shareholders (as defined below) in attendance.

The above limitations apply, jointly and successively, to Foreign Shareholders and Foreign Shareholder Groups.

The votes of the Brazilian Shareholders and the Foreign Shareholders on the resolutions of the Meeting will be calculated separately. To that end, the Chairman of the Meeting shall, upon becoming Chairman, determine and communicate the total number of votes that may be cast by the Brazilian Shareholders and by the Foreign Shareholders, observing the voting limits set forth in the Company’s Bylaws. If the total number of votes of the Foreign Shareholders exceeds 2/3 of the votes that may be cast by the Brazilian Shareholders, the number of votes of each Foreign Shareholder, including those received by means of distance voting ballot (boletim de voto à distância) sent directly to the Company or through a third party, shall be proportionately reduced by the percentage of such excess, so that the total number of votes of the Foreign Shareholders does not exceed the limit of 40% the votes that may be cast in the Meeting.

For purposes of applying the restriction on the maximum number of votes attributed to each shareholder, you must take into account the following definitions set forth in Embraer’s Bylaws:

Shareholder Group – Shareholder Groups are two or more shareholders: (i) that are parties to a voting agreement, either directly or through companies that are subsidiaries, parent companies or companies under common control; (ii) where one shareholder is, directly or indirectly, a controlling shareholder or a controlling parent company of the other shareholder or shareholders; (iii) that are companies directly or indirectly controlled by the same person, or group of persons, who may or may not be shareholders themselves; or (iv) that are companies, associations, foundations, cooperatives and trusts, investment funds or portfolios, universal rights or any other form of organization or undertaking with the same administrators or managers, or, whose administrators or managers are companies that are directly or indirectly controlled by the same person, or group of persons, which may or may not be shareholders.

As regards to investment funds, only funds with a common administrator, whose policies of investments and exercise of voting rights provides the administrator with full authority to decide and resolve at Shareholders’ Meetings, will be considered to be a member of a Shareholder Group.

The holders of securities issued under the Company’s Depositary Receipts program are not considered a Shareholder Group, unless they meet any of the criteria set forth in items (i) through (iv) above.

Any shareholders or Shareholder Groups that are represented by the same proxy, administrator or attorney in fact, shall be deemed members of the same Shareholder Group in the Meeting, except in the case of holders of securities issued in connection with the Company’s Depositary Receipts program, when represented by the respective Depositary Bank.

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In the event of shareholders’ agreements that govern the exercise of voting rights, all signatories thereto shall be considered members of the same Shareholder Group for purposes of the limitation on the number of voted described above.

Foreign Shareholder Group – A Shareholder Group will be considered foreign whenever one or more of its members is a Foreign Shareholder.

Brazilian Shareholders – The following are Brazilian Shareholders: (i) individuals born or naturalized in Brazil, residing in Brazil or abroad; (ii) legal entities organized under Brazilian private law and having their management based in Brazil, and which: a) have no foreign controlling shareholder or foreign parent company, unless the latter falls under item “b” of this definition; b) are controlled, directly or indirectly, by one or more individuals referred to in item (i) of this definition; and (iii) investment funds or clubs organized under the laws of Brazil and having their management based in Brazil and whose administrators and/or majority unitholders are persons referred to in items (i) and (ii) of this definition.

Foreign Shareholders – Foreign Shareholders are individuals, legal entities, investment funds or clubs and any other entities not included in the definition of Brazilian Shareholders, and those that fail to prove that they meet the requirements to be registered as Brazilian Shareholders, pursuant to paragraph 2 of Section 10 of the Company’s Bylaws.

Pursuant to Law No. 6,404/76, Section 3 of CVM Resolution No. 70/22, Item I of Section 5 of CVM Resolution No. 81/22, and Section 32 of Embraer’s Bylaws, shareholders representing at least 5% of the Company’s capital stock may request the adoption of the cumulative voting process for the election of the Board of Directors, provided that they do so at least 48 hours in advance of the date and time scheduled for the Annual General Shareholders’ Meeting, or within the regulatory period, if they choose to do so via distance voting ballot. In the election of directors through the cumulative voting process, each share is assigned as many votes as the number of members to be elected, and shareholders are allowed to cast all their votes for a single candidate, or to distribute them among several, observing the limits established in the Company’s Bylaws.

We emphasize that any shareholder, or group of shareholders, that does not comply with the legal deadline to nominate a slate of candidates on the distance voting ballot (boletim de voto à distância) and wishes to nominate an alternative slate for the Board of Directors, shall notify Embraer in this regard, in writing, up to ten (10) days before the Meeting, setting forth the information related to the candidates included in items 7.3 to 7.6 of the Brazilian Annual Report (Formulário de Referência), pursuant to Section 11 of CVM Resolution No. nº 81/22, as well as the name, identification and professional curriculum of each candidate, attaching to the notice an instrument signed by each candidate confirming his or her acceptance to run for election. Embraer shall publish, within eight (8) days before the Meeting, a notice informing shareholders where they can find the list of all proposed candidates and a copy of their identification and professional curriculum.

Each shareholder may only vote for one slate of candidates and the candidates in the slate who receive the highest number of votes at the Meeting shall be declared elected.

Pursuant to Law No. 6,404/76, Section 3 of CVM Resolution No. 70/22, Item I of Section 5 of CVM Resolution No. 81/22, and Section 32 of Embraer’s Bylaws, shareholders representing at least five percent (5%) of the capital stock may request, in writing, the adoption of the cumulative voting process, up to forty-eight (48) hours before the Meeting.

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The Company cannot predict the outcome of the elections, nor does it have information about the candidates that may be proposed during the Shareholders’ Meeting. If you wish to participate in such discussions, we recommend that you attend the Shareholders’ Meeting in order to be able to analyze and form an opinion about the candidates that may be considered at the Shareholders’ Meeting.

2.2.	Participation through electronic remote participation system in the Meeting

The Meeting will be held exclusively by digital means, and, for this purpose, the Company shall provide an electronic remote participation system (Microsoft Teams) that will enable shareholders to participate, voice their opinion and vote in the Meeting without being physically present.

This remote participation system is in line with CVM Resolution 81 and allows, among other things: (i) discussion and simultaneous access to documents presented during the Meeting that have not been previously made available; (ii) the complete recording of the Meeting by the Company; and (iii) communication between participants.

Through this platform, the shareholder shall have real-time access to the audio and video of the presiding officers and the other shareholders, being able to voice their opinion and exercise all the rights to which they may be entitled under the applicable regulation.

Shareholders wishing to participate in the Meeting, directly or represented by proxies, shall state their intent to the Company by email to investor.relations@embraer.com.br, at least 48 hours before the Meeting, and such statement shall be duly accompanied by all the shareholders’ documentation for attendance, as described below, and the shareholder shall be liable for the truthfulness of such documents.

The shareholder shall also inform the email address by which instructions for participating in the Meeting shall be sent.

The Company shall send instructions only to shareholders who have expressed their interest within the term and conditions above, and whose documentation has been validated by the Company. It is important to note that, pursuant to paragraph 3 of article 6 of CVM Resolution 81, shareholders who fail to state their intent and send the required documentation for digital participation within the aforementioned period will not be able to participate in the Meeting.

In the event the shareholder who has duly expressed his/her/its interest in participating in the Meeting does not receive from the Company the email with instructions for accessing and participating in the Meeting by 10 am on April 26, 2023, the shareholder shall contact the Company’s Investor Relations Department, through the telephone no. (11) 3040-8445, until 6 pm on April 26, 2023.

The shareholder or his/her/its accredited legal representative: (i) may use the link and instructions to be sent by the Company solely and exclusively to participate in the Meeting by digital means, (ii) is not authorized to transfer or disclose the link, in whole or in part, to any third party, whether shareholder or otherwise, as it is nontransferable, and (iii) is not authorized to record or reproduce, in whole or in part, nor to transfer to any third party, whether shareholder or otherwise, the content or any information transmitted by digital means during the Meeting.

The technical requirements for participating in Meeting are: (a) for participating by computer: (i) have a web browser compatible with Microsoft Teams installed; (ii) broadband Internet connection; (iii) built-in webcam or external USB camera, microphone and speakers compatible with Microsoft Teams; and (iv) minimum processor and other requirements recommended by the platform vendor (//microsoft.teams.com); and (b) for participating by mobile device: (i) have the Microsoft Teams app installed; (ii) have a broadband Internet connection; and (iii) have a camera, microphone and speakers compatible with Microsoft Teams.

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The Company recommends that, on the date of the Meeting, accredited shareholders access the digital participation system at least 30 minutes before the time scheduled for the Meeting, that is, at 09:30 am on April 28, 2023, in order to allow, in an organized, efficient and timely manner, the validation of access and the proper identification and accreditation of the shareholder or his/her/its representative through the submission of his/her identity document with photo via webcam to the Company’s hosts.

The Company also recommends that the participants be previously acquainted with the use of the Microsoft Teams electronic platform, and that they ensure the compatibility of their electronic devices with the use of the referred platform - via chat, audio and video.

We emphasize that, when accessing the link to participate in the Meeting, those present must keep their cameras turned on during the entire course of the Meeting, unless they are required by a Company representative, for any reason, to disconnect their video functionality. The attending shareholders shall also, for the sake of sound quality, keep their microphones turned off, activating them only when they need to speak.

We note that, for purposes of optimizing time, the voting procedure adopted by the Company will only require shareholders to express themselves orally for any contrary votes or abstentions, and in the event of difficulties in the communication of the shareholder by audio, the contrary vote or abstention shall be accepted through chat. The Company shall not be responsible for any operational or connection problems that any shareholder, legal representative or proxy may have, as well as for any other event or situation that is not under the Company’s control, which may hinder or prevent their participation in the Meeting by digital means.

To participate directly in the Meeting or through a proxy, we request that the following documents be submitted to Embraer, at least 48 (forty-eight) hours prior to the date of the Meeting:

a)         power of attorney with special powers for representation at the Meeting, in the case of a proxy, which shall have been executed less than 1 year ago;

b)         for shareholders with shares held in deposit in the fungible custody of shares, a statement provided by the custodian institution confirming their respective shareholdings; and

c)         evidence that such shareholder qualifies as a Brazilian Shareholder or a Foreign Shareholder, (x) presenting a valid identification document or (y) submitting to the Company a certificate issued by the depositary financial institution evidencing the shares in book-entry form or in custody, pursuant to Section 40 of Law No. 6,404/76 (the Company shall waive the presentation of the certificate by a holder of book-entry shares included in the list of shareholders provided by the depositary financial institution), as set forth in Section 20 of the Company’s Bylaws.

For purposes of verifying the limit of votes that may be cast at the Meeting, you shall also inform the Company, at least forty-eight (48) hours before the Meeting, if you belong to a Shareholder Group, as defined in the Company's Bylaws.

The Company also informs that, in order to simplify the participation of the shareholders, notarized powers of attorney shall not be required for this Meeting.

The aforementioned documents must be delivered only through the e-mail investor.relations@embraer.com.br, in compliance with the terms herein described.

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2.3.        Participation through Distance Voting Ballot (Boletim de Voto à Distância)

If the shareholder wishes to send a distance voting ballot directly to the Company, the shareholder shall send the following documents, exclusively in electronic format:

(i) a digital copy of the original distance voting ballot, available on the websites of the Company (ri.embraer.com.br), the Brazilian Securities Commission (Comissão de Valores Mobiliários - CVM) (www.cvm.gov.br) and the Brazilian Stock Exchange (B3 S.A. – Brasil, Bolsa, Balcão) (www.b3.com.br) on the Internet, duly filled in, initialed on all pages and signed at the end;

(ii) to prove oneself as a Brazilian Shareholder or Foreign Shareholder, (x) a digital copy of the original identity document, or (y) the certificate issued by the depositary financial institution evidencing the shares in book-entry form or in custody, pursuant to Section 40 of Law No. 6,404/76 (the Company shall waive the presentation of the certificate by a holder of book-entry shares listed on the list of shareholders provided by the depositary financial institution); and

(iii) a digital copy of the original of the following documents:

For individuals:

- identity document with a photograph of the shareholder;

For legal entities:

- current bylaws or consolidated articles of association and corporate documents that evidence the legal representation of the shareholder; and

- identity document with a photograph of the legal representative.

For investment funds:

- current consolidated governing document of the fund;

- bylaws or articles of association of its administrator or manager, as the case may be, according to the voting policy of the fund, and corporate documents evidencing the powers of representation; and

- identity document with a photograph of the legal representative.

The above distance voting ballots and documents shall be received by no later than seven days before the date of the Meeting and those received after such date shall be disregarded.

The Company waives the certification of signature, notarization and consularization for acceptance of the distance voting ballots. The Company shall not require the sworn translation of documents originally drawn up in Portuguese, English or Spanish, or that are accompanied by a translation in those languages. The following identity documents shall be accepted, provided they include a photograph: identity card (RG), national registry of foreigners (RNE), driver’s license (CNH), passport or officially recognized professional identification.

Under the terms of the current regulations, the Company shall inform the shareholder, within three days, (i) whether the distance voting ballot (boletim de voto à distância) has been received, as well as whether the documents received are sufficient for the vote to be valid; or (ii) the need to rectify or resend the distance voting ballot (boletim de voto à distância) or any accompanying documents, describing the procedures and deadlines required for the distance voting ballot (boletim de voto à distância) to be valid.

As an alternative to sending the distance voting ballot directly to the Company, shareholders holding shares issued by the Company may send voting instructions to complete the distance voting ballot by means of: (i) their respective custodian agents, in the case of shares that are deposited in custody (depositário central); or (ii) the financial institution engaged by the Company to provide securities bookkeeping services, in the case of shares that are not deposited in custody (depositário central).

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The Company requests that the above documents be sent to the attention of its Investor Relations Department, exclusively to the electronic address: investor.relations@embraer.com.br.

If you have any questions regarding the procedure and deadlines described in this item 2, we ask that you contact the Investor Relations Department at (11) 3040-8445, or by e-mail at investor.relations@embraer.com.br.

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3.	Call Notice

(The Call Notice will be published in the newspapers O Vale and Valor Econômico in the editions dated March 28, 29 and 30, 2023.)

EMBRAER S.A.

PUBLICLY HELD COMPANY

CNPJ No. 07.689.002/0001-89

NIRE 35.300.325.761

Call Notice

We invite the shareholders of EMBRAER S.A. (“Company”) to attend an Annual General Shareholders’ Meeting (“Meeting”) to be held on April 28, 2023, at 10 am, exclusively by digital means, as detailed below, for the purposes of Resolution No. 81/2022 (“RCVM81”), to review and resolve on the following agenda:

1.	Review the management accounts and to examine, discuss and approve the financial statements for the fiscal year ended December 31, 2022, together with the Management Report and the Opinion of the Fiscal Council;
2.	Review and to resolve on the allocation of the income for the fiscal year ended on December 31, 2022;
3.	Define the number of members to compose the Board of Directors;
4.	Elect the members of the Board of Directors;
5.	Elect the members of the Fiscal Council;
6.	Determine the aggregate annual compensation of the Company’s management; and
7.	Determine the compensation of the members of the Fiscal Council.

Pursuant to paragraph 6 of Section 124 of Law No. 6,404/76, the documents that are the subject matter of the resolutions of the Meeting hereby called, including those mentioned in Sections 10,11, 13 and 14 of CVM Resolution No. 81/22, are available to shareholders at the Company’s headquarters and, on the Internet, on the websites of the Company (ri.embraer.com.br), the Brazilian Securities Commission (Comissão de Valores Mobiliários – CVM) (www.cvm.gov.br) and the Brazilian Stock Exchange (B3 S.A. – Brasil, Bolsa, Balcão) (www.b3.com.br).

General Instructions:

a)            Shareholders may participate in the Meeting through distance voting ballot (boletim de voto à distância) or through the electronic remote participation system provided by the Company.

b)            To participate in the Meeting directly, through a legal representative or proxy, we request that you submit to the Company, at least 48 hours prior to the date of the Meeting, the following documents: (i) power of attorney with special powers for representation at the Meeting, in the case of a proxy (along with the proxy’s personal document); (ii) for shareholders with shares held in deposit in the fungible custody of shares, a statement provided by the custodian institution confirming their respective shareholdings; and (iii) evidence that such shareholder qualifies as a Brazilian Shareholder or a Foreign Shareholder, as provided for in Section 20 of the Company’s Bylaws. For purposes of verifying the limit of votes that may be cast at the Meeting, you shall also inform the Company, at least 48 hours prior to the Meeting, whether you belong to a Shareholder Group (as defined in Section 12 of the Company’s Bylaws).

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c)            The documents mentioned in item “b” above shall be sent to the attention of the Investor Relations Department, to the address investor.relations@embraer.com.br.

d)            Pursuant to Section 5 of CVM Resolution 81/09, it is hereby informed that the minimum percentage of voting capital required to request the adoption of the cumulative voting procedure for the election of members of the Board of Directors is five percent (5%) of the Company’s voting shares. This option may only be exercised by the shareholders if the requirement to give notice at least forty-eight (48) hours in prior to the Meetings is observed.

e)            The composition of the slate for the election of members of the Board of Directors and the Fiscal Council proposed, respectively, by the Board of Directors and by the Fiscal Council, are available to shareholders at the Company’s headquarters and on the internet on the websites of B3 S.A. – Brasil, Bolsa, Balcão (www.b3.com.br), the Company (ri.embraer.com.br) and the Brazilian Securities Commission (Comissão de Valores Mobiliários – CVM) (www.cvm.gov.br). Shareholders wishing to propose another slate for the Board of Directors and / or the Fiscal Council shall comply with the provisions in paragraph 2 of Section 31 of the Company’s Bylaws. Any such slate proposed by the shareholders shall be made available by the Company as contemplated in paragraph 2 of Section 31 of the Company’s Bylaws.

Additional Information regarding participation in the Meeting:

ELECTRONIC PARTICIPATION SYSTEM: Shareholders who choose to participate in the Shareholders’ Meeting through an electronic remote participation system shall do so using the Microsoft Teams electronic platform, and the guidelines and data for connection in the electronic environment shall be sent to the shareholders or, if applicable, their legal representatives or proxies, who express their interest in participating in the Meeting through an e-mail to investor.relations@embraer.com.br, sent by April 26, 2023, which shall also include the documents required for such shareholder’s participation in the Meeting as detailed in the Manual of the Annual General Shareholders’ Meeting published on the date hereof and available on the websites indicated above.

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The electronic participation system to be made available by the Company will enable shareholders registered within the aforementioned period to make statements and vote at the Meeting without being physically present, as set forth in CVM Resolution No. 81.

Detailed rules and guidelines, as well as the procedures and additional information for shareholder’s participation in the Meeting by means of the electronic participation system are contained in the Manual of the Annual General Shareholders’ Meeting available on the Internet at the Company’s website (ri.embraer.com.br), at the Brazilian Securities Commission’s (Comissão de Valores Mobiliários – CVM) website (www.cvm.gov.br) and at the Brazilian Stock Exchange’s (B3 S.A. – Brasil, Bolsa, Balcão) website (www.b3.com.br).

DISTANCE VOTING BALLOT: to participate in the Meeting through distance voting ballot (boletim de voto à distância), shareholders shall send a distance voting ballot directly to the Company or through third parties, according to the instructions contained in the Manual for the Meeting published on the date hereof and available on the websites specified above.

São José dos Campos, March 28, 2023.

Alexandre Gonçalves Silva

Chairman of the Board of Directors

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4.	Management’s Proposals on the Agenda

4.1.        Review the management accounts and to examine, discuss and approve the financial statements for the fiscal year ended December 31, 2022

The management accounts are detailed in the Management Report and financial statements, and (i) were approved by the Company’s Board of Directors; and (ii) obtained a favorable opinion from the Company’s Fiscal Council and Audit, Risk and Ethics Committee. The financial statements were audited and obtained a favorable opinion from the Company’s independent auditors, KPMG Auditores Independentes Ltda.

The documents submitted for shareholders’ approval were published in the newspapers Valor Econômico and O Vale on March 28, 29 and 30, 2023, and are available at the Company’s headquarters, CVM and B3, as well as on the internet on Embraer’s website (ri.embraer.com.br).

Embraer’s Board of Directors recommends that its shareholders carefully examine the documents made available by the Management, in order to review the Company’s financial statements and, if they agree, approve these accounts and financial statements.

Pursuant to Section 10, item III, of CVM Resolution No. 81/22, the information set forth in Annex I hereto reflects our comments about the Company’s financial condition.

Moreover, the opinion and report of the Audit, Risk and Ethics Committee are included in Annex II hereto.

4.2.        Review and resolve on the allocation of income for the fiscal year ended December 31, 2022

According to the financial statements ended on December 31, 2022, the Company recorded a net loss of R$ 953,656,213.82.

The Board of Directors voted to present the following proposal for allocation of the net loss for the fiscal year ended December 31, 2022, at the Annual General Shareholders’ Meeting: considering the lack of legal and statutory profit reserves, management proposes that the loss for the fiscal year in the total amount of R$ 953,656,213.82 be recorded as “Accumulated Losses” in the Company’s Shareholders' Equity.

The information set forth in Annex A of CVM Resolution No. 81/22 will not be presented due to the assessment of loss in the fiscal year.

4.3.        Define the number of members to compose the Board of Directors

Embraer's management proposes that the Board of Directors be composed of 11 members, representing a reduction in the number of directors from 13 to 11, with (a) 8 members elected by slate; and (b) 1 effective member appointed by the Federal Government, as holder of a golden share; (c), 1 effective member as a representative of non-shareholder employees; and (d) 1 effective member as a representative of Embraer Employees Investment Club (CIEMB - Clube de Investimentos dos Empregados da Embraer).

The Board of Directors understands that the composition of 11 members is suitable for Embraer's current moment, to the extent that the composition of the board proposed in the item below comprises skills and experience required to face the Company’s current challenges.

4.4.        Elect the members of the Board of Directors

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As detailed above, the Board of Directors proposes that the Board of Directors be composed of 11 members.

Separate Voting

Pursuant to Section 27, Paragraph 1, of the Company’s Bylaws, the Brazilian Federal Government, as holder of a golden share, is entitled to elect one effective member of the Board of Directors and his or her alternate. The Company informs that it received the name of the representative of the Federal Government, namely, Pedro Luís Farcic, as effective member.

Pursuant to Section 27, Paragraph 2, of the Company’s Bylaws, the Company’s employees are entitled to elect, in a separate voting, two effective members of the Board of Directors and their respective alternates, of whom one member and his or her alternate are nominated by non-shareholder employees of Embraer and one member and his or her alternate are nominated by Embraer’s Employee Investment Club (CIEMB – Clube de Investimentos dos Empregados da Embraer). The Company informs that it received the nomination of members from (i) the representatives of the non-shareholder employees, namely, Edmilson Saes, as an effective member, and Marcelo de Oliveira Gonçalves, as alternate; and (ii) the representatives of Embraer’s Employee Investment Club (CIEMB – Clube de Investimentos dos Empregados da Embraer), namely, Alexandre Magalhães Filho, as effective member, and Maria Antonieta Rosina Tedesco de Oliveira Pêgo, as alternate.

Election of the Other Members and Slate nominated by the Board of Directors

Pursuant to Article 27, paragraph 3, of Embraer’s Bylaws, the other 8 members of the Board of Directors shall be elected by the other shareholders, and the Board of Directors, pursuant to Article 31, paragraph 1, of Embraer’s Bylaws, shall nominate a slate of candidates.

The Board of Directors resolved to present to the AGM, the following Slate, which was previously discussed and recommended by the People and ESG Committee:

•	Alexandre Gonçalves Silva (Chairman)
•	Raul Calfat (Vice Chairman)
•	Claudia Sender Ramirez
•	Dan Ioschpe
•	Kevin Gregory McAllister
•	Márcio Fernando Elias Rosa
•	Mauro Gentile Rodrigues da Cunha
•	Todd Messer Freeman

The composition of the Slate addresses the set of diversity, experiences, conditions of independence and availability of time required to face Embraer’s growth cycle.

Diversity

As a Brazilian multinational with a global presence and having technology and innovation at the center of its activities, the Board’s Slate was formed taking into account the diversity of knowledge, experiences, behaviors, cultural aspects, age group and gender.

To materialize our commitment to diversity, we have professionals from different geographical locations, genders, ages and different areas of knowledge. Embraer believes that different lines of reasoning and perspectives bring complementarity and improve the decision-making process, strengthen performance and generate value in the long term.

Once the Slate proposed by the Management is elected, Embraer’s Board, including effective and alternate members, will be comprised of:

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2 women

2 foreigners

5 members with notable experience on Boards of Directors in medium or large companies

7 members with notable experience in operation management

4 members with notable experience in the aviation sector

3 members between 40 and 55 years old

7 members between 55 and 65 years old

3 members over 65 years old

Independence of Slate members

Seven out of the eight members of the nominated Slate by the Management declared that they meet the independence criteria set forth in the Listing Rules of Novo Mercado, segment in which the shares issued by the Company are traded. In addition, candidates adhere to the guidelines of the Policy for Nomination and Training Members of the Company's Board of Directors and Committees.

Dedication of time to exercise the role (“no overboarding”)

No member of the Slate proposed by the Management currently serves on more than 4 boards of directors of publicly held companies, apart from the position at Embraer, once elected to Slate.

The Company believes that the proposed composition will allow for the continuity of the high level of preparation, and of participation and discussion in the meetings of the Board and its Committees. In 2022, there were 17 meetings of the Board of Directors, in which there was a 97% attendance.

Constant renewal in the composition of the Board of Directors

The Slate proposed by the Management has two new members, Márcio Rosa and Mauro Cunha, who strengthen even more strongly the Board’s key skills: corporate governance and public policies. In the separate voting, there will also be two other new members on the Board, Pedro Farcic and Edmilson Saes.

In fact, once the Slate is elected, the Board’s composition will be renewed by almost 40% this year alone. It should also be noted that 3 candidates of the Slate nominated by the Administration are just starting their second term at the Company.

The renewal of Board members and the diversity in its composition are high on Embraer's strategic agenda.

Current challenges for the Company and skills matrix

The aerospace sector continues to be in full transformation in the face of the challenges of the pandemic, the arrival of new entrants and the development of innovative and sustainable technologies. In addition, there are demands for more transparency about ESG initiatives, increased cybersecurity risks, economic and supply chain challenges, and other factors that directly affect the entire global risk environment and continue to challenge companies and their respective Boards of Directors.

New innovative and disruptive projects under development, such as the electric vertical take-off and landing vehicle (eVTOL) and other product diversification opportunities with internationalization, sustainability and innovation, require constant updates in our management's skills.

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It is in this spirit that the Management proposes a Slate for election and presents the candidates' skills matrix, as well as a summary of the information that the Board of Directors took into account when choosing the members of the Slate.

The skills of the candidates mapped in the matrix were classified as administrative, functional and industry. The principles adopted by the management for the composition of the slate, together with the assessment of the skills matrix, were: (i) strategy and vision for the future of the Company's businesses; (ii) preservation of knowledge and history about the Company; (iii) emphasis on Embraer's challenges; (iv) focus on relevant aviation industry skills and; (v) alignment with market expectations.

SKILL MATRIX	SLATE CANDIDATES
	Alexandre G. Silva	Raul Calfat	Claudia Sender	Dan Ioschpe	Márcio F.Elias Rosa	Mauro Gentile R. da Cunha	Kevin G. McAllister	Todd M. Freeman

ADMINISTRATIVE SKILLS
Experience as CEO in medium and large Companies	**	**	*	**			**
Institutional Relations in Brazil	*	**	*	**	**	*
International Experience	*	*	*	**	**	*	**	**
Knowledge about EMBRAER	**	**	*	*	*			*
Experience in Board of Directors in medium and large Companies	**	**	**	**		**	*
FUNCTIONAL SKILLS
Risk Management	**	**	*	**	**	**	**	**
Operations Management	**	**	**	**			**	**
Talent Management and Cultural Transformation	**	*	*	*		*	**	*
Innovation	*	*		*			**
ESG	EG	ESG	ES	SG	ESG	ESG	ESG	ES
Finance	*	**		**	**	**	*	**
Digital Transformation			*	*		*	**
INDUSTRY SKILLS
Aviation	**						**	**
Technical background in Aviation	**						**
Aircraft Leasing							*	**
Aviation Services	**						**	**
Aviation Networking	*						**	**
BOARD MEMBER INFORMATION
Number of terms at Embraer until March 2023	6	3	1	2	0	0	1	1
Work in other publicly held companies (current terms)	1	3	3	4	0	3	0	0

LEGENDA
* Solid Knowledge/expertise
** Notable knowledge/expertise

The information included in items 7.3 to 7.6 of the Brazilian Annual Report related to the slate of candidates proposed by the Board of Directors, as well as the members nominated by Embraer’s non-shareholder employees and by Embraer’s Employee Investment Club (CIEMB – Clube de Investimentos dos Empregados da Embraer), is set

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forth in Annex III hereto, in compliance with Section 11 of CVM Resolution No. 81/22, and in accordance with the Novo Mercado Listing Rules.

4.5.        Elect the members of the Fiscal Council

The election of members of the Fiscal Council shall comply with the rules set forth in Section 43, Paragraph 1, of the Company’s Bylaws.

Pursuant to Section 31, Paragraph 1, of the Company’s Bylaws, the slate proposed for the 2023/2024 period is as follows:

Effective Members	Alternate Members
Mario Ernesto Vampré Humberg	Doris Beatriz França Wilhelm
Magali Rogéria de Moura Leite	Stania Lopes Moraes
Carla Alessandra Trematore	Guillermo Oscar Braunbeck
Otavio Ladeira de Medeiros	Adriano Pereira de Paula
Reginaldo Ferreira Alexandre	Adjarbas Guerra Neto

Mario Ernesto Vampré Humberg is appointed as Chairman and Magali Rogéria de Moura Leite is appointed as Vice-Chairman of the Fiscal Council.

The information included in items 7.3 to 7.6 of the Brazilian Annual Report related to the slate of candidates proposed by the Fiscal Council is set forth in Annex IV hereto, in compliance with Section 11 of CVM Resolution No. 81/22.

4.6.        Determine the aggregate annual compensation of the Company’s Management

Pursuant to Section 18, item IV, of the Company’s Bylaws, the Annual General Shareholders’ Meeting shall establish the aggregate annual amount to be distributed among the members of the Company’s management.

In order to ensure that the amounts of the aggregate compensation include the amounts set forth in item 8 of the Brazilian Annual Report, the Company includes in the aggregate compensation the costs related to the stock-based compensation offered to the members of management.

The annual aggregate limit proposed by the Board of Directors as compensation of members of the Company’s management is R$ 72 million for the period between May 2023 and April 2024, which represents the same amount approved at the Meeting held in 2022 for the previous period, without any adjustment.

The Company estimates that the amount effectively realized in the period from May 2022 to April 2023 will be approximately R$ 47 million. The difference between the total amount approved and the amount actually spent is mainly due to the non-use of the maximum amount allocated to stock-based compensation. Such compensation is estimated based on the highest market value that the Company’s shares could reach in the period.

Finally, it should be noted that the amount subject to approval refers to the period between May 2023 and April 2024, while item 8.2 of the Brazilian Annual Report (Formulário de Referência) reflects the period between January and December 2023.

Pursuant to Section 13, item II, of CVM Resolution No. 81/22, the Company provides the information indicated in item 8 of the Brazilian Annual Report in Annex V hereto.

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4.7.        Determine the compensation of the members of the Fiscal Council

Pursuant to Embraer’s Bylaws, the compensation of the members of the Fiscal Council is established by the Annual General Shareholders’ Meeting that elects them, in compliance with the legal requirements and limits, taking into account their experience, education and reputation.

Pursuant to Section 162, Paragraph 3, of Law No. 6,404/76, the compensation of each member of the Fiscal Council cannot be lower than 10% of the compensation that, on average, is attributed to each Officer, excluding benefits, representation funds and profit sharing.

Accordingly, Embraer’s Board of Directors proposes a monthly compensation for the Chairman of the Fiscal Council in the amount of R$ 22,166.67, with an increase of R$ 5,500.00, and an individual compensation in the amount of R$ 15,000.00 for the other members of the Fiscal Council for the period between May 2023 and April 2024, subject to the requirements set forth in Section 162, paragraph 3, of Law No. 6,404/76 (the compensation of the members of the Fiscal Council cannot be lower, for each member in office, than 10% of the compensation that, on average, is attributed to each Officer, excluding benefits, representation funds and profit sharing).

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Annex I – MANAGEMENT’S CONSIDERATIONS

(Information set forth in Section 10, item III, of CVM Resolution 81/22)

2.1 - General Financial Position

The assessment and opinions included herein reflect the views and perceptions of our executive officers about our activities, business and performance. The amounts included in this section 10.1 derive from our audited consolidated financial statements for the fiscal year ended December 31, 2022.

The following discussion includes forward-looking statements that reflect our current expectations involving risks and uncertainties. Future results and the timing of events may differ materially from those included in these forward-looking statements due to a number of factors, including, but not limited to, other matters set forth in this Brazilian Annual Report (Formulário de Referência).

The financial information included in items 2.1 to 2.11 should be read in conjunction with our audited consolidated financial statements for the year ended December 31, 2022, and notes thereto. The Company’s consolidated financial statements have been prepared in accordance with the accounting practices adopted in Brazil and ratified by the Brazilian Securities Commission (Comissão de Valores Mobiliários - CVM), including the pronouncements issued by the Brazilian Accounting Practice Committee (CPC), and the International Financial Reporting Standards (IFRS), issued by the International Accounting Standards Board (IASB).

On January 24, 2019, the Company entered into a Master Transaction Agreement ( “MTA” or “Master Transaction Agreement”) and certain other transaction documents with Boeing and certain subsidiaries of Embraer or Boeing, pursuant to which, a subsidiary of Boeing would acquire a controlling stake in the Commercial Aviation business unit of Embraer, and Embraer, or a subsidiary of Embraer, and Boeing, or a subsidiary of Boeing, would form a joint venture for the promotion and development of new markets and applications for the C-390 Millennium multi-mission transport aircraft. However, the aforementioned contracts were wrongfully terminated by Boeing on April 25, 2020.

Due to the approval of the transaction (as defined in item 2.4 below), from February 26, 2019 to April 25, 2020, the audited consolidated financial statements for the years ended December 31, 2019 included the classification of the assets and liabilities related to the Commercial Aviation business unit and related services as “held for sale” and its results as “discontinued operation”. Due to the unexpected and undue cancellation of the strategic partnership by Boeing on April 25, 2020, as of the date thereof, the Company ceased to designate and measure the assets and liabilities associated with the Commercial Aviation business and related services as “held for sale” and the results thereof as “discontinued operations”, which were reclassified as “maintained for continuous use” and “continuing operations”.

On January 1, 2020, the Company implemented the internal division of the Commercial Aviation business unit through the contribution by Embraer to Yaborã Indústria Aeronáutica S.A. (“Yaborã”) of net assets comprising assets, liabilities, property, rights and obligations (subject to certain exceptions) related to our Commercial Aviation business unit, through a capital increase.

On April 25, 2020, we received notice from Boeing communicating its decision to terminate the Master Transaction Agreement, based on Boeing's assertion that certain closing conditions under the MTA had not been satisfied by Embraer by the MTA termination date of April 24, 2020. In addition, Boeing terminated the Contribution Agreement. Embraer strongly believes that Embraer was in full compliance with its obligations under the MTA and the Contribution Agreement and that Boeing wrongly terminated the MTA and the Contribution Agreement, that Boeing had an obligation to continue complying with the terms of the MTA and the Contribution Agreement and that our pending arbitration proceedings against Boeing and its affiliates are a valid enforcement of our rights under the MTA and the Contribution Agreement. This dispute regarding the termination of the MTA and/or the Contribution Agreement has been submitted by Boeing and Embraer to separate arbitration proceedings that are currently ongoing. These arbitration proceedings were consolidated into a single arbitration proceeding.

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Embraer is seeking all reasonable remedies against Boeing for damages suffered by Embraer as a result of the undue termination and violations of the Master Transaction Agreement and the Contribution Agreement by Boeing, including arbitration proceedings initiated by both parties regarding the termination of the Master Transaction Agreement and the Contribution Agreement by Boeing. There are no guarantees regarding the timing or outcome of the arbitration proceedings nor any relief that Embraer may receive or loss that Embraer may suffer as a result of or in connection with such arbitration proceedings.

The functional currency of a Company is the currency of the main economic environment in which it is inserted, since that currency influences the prices of goods and services, the competitive forces and regulations of its country of origin, the costs of supplying products and services and the raising or receiving of financial resources. In this context, the management, after analyzing Embraer's transactions and business, concluded that the US dollar (“US$ ” or “Dollar”) is its functional currency.

(a)       General Financial Position

Financial indicators

The table below shows Embraer’s main balance sheet indicators, for the last two fiscal years:

Consolidated Highlights	As of December 31,
Amounts in R$ million	2022	2021
Cash (1)	12,946.3	14,703.5
Trade accounts receivable, net	1,070,8	1,054.8
Customer financing	528.0	178.3
Inventories	12,152.1	11,082.7
Fixed assets (2)	20,730.3	22,130.3
Trade accounts payable	3,858.3	2,763.7
Trade accounts payable - forfaiting	143.4	82.6
Indebtedness – current	1,609.9	3,204.4
Indebtedness – non-current	15,103.6	19,267.7
Shareholders’ Equity	14,736.8	15,484.6

(1) Includes cash and cash equivalents and active current and non-current financial investments.

(2) Includes property, plant and equipment, intangible assets and investments.

Assets and liabilities held for sale	As of December 31,
Amounts in R$ million	2022	2021
Cash (1)	77.1	113.3
Trade accounts receivable, net	6.4	5.2
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Customer financing	-	-
Inventories	296.9	329.3
Fixed assets (2)	670.6	792.5
Trade accounts payable	66.3	76.5
Indebtedness	-	-

(1) Includes cash and cash equivalents and active current and non-current financial investments.

(2) Includes property, plant and equipment, intangible assets and investments.

For comparative purposes, the indices below represent the total balance sheet and income statement accounts that include assets and liabilities held for sale:

Consolidated Highlights	As of December 31
Amounts in R$ million	2022	2021
Debt / Shareholders’ Equity	1.1	1.5
Inventory turnover	(1.5)	(1.7)
Assets turnover	0.4	0.4
ROA (1)	(1,8%)	(0.5%)
ROE (2)	(6.5%)	(1.7%)

(1) ROA – means Return on Assets, calculated as Net Income / total Assets.

(2) ROE – means Return on Equity, calculated as Net Income / Shareholders’ Equity.

ROA and ROE are calculated based on the Profit (Loss) assigned to Embraer shareholders.

(b)       Capital Structure

As of December 31, 2022, the total debt exceeded cash and cash equivalents by R$ 3,767.2 million. As of December 31, 2021, the Company’s total debt exceeded cash and cash equivalents by R$ 7,768.6 million. The table below shows the ratio between our debt capital and shareholders’ equity, for the last three fiscal years.

For comparative purposes, the indices below represent the total of the balance sheet and income statement accounts:

Consolidated	As of December 31
(In R$ million, except percentages)	2022	2021
Shareholders’ equity (equity capital)	14,736.8	15,484.6
Loans and financing (debt capital)	16,713.5	22,472.1
Debt capital + equity capital	31,450.3	37,956.7
Debt capital / equity capital	1.13	1.45

(c)       Payment capacity in relation to assumed financial commitments

Embraer maintains its payment capacity in relation to all its financial commitments, presenting a strong cash position. As of December 31, 2022, total consolidated cash and equivalents reached the amount of R$ 12,946.3 million, compared to R$ 14,703.5 million in 2021.

In the net concept (cash and cash equivalents plus short- and long-term financial investments less financial indebtedness) in the same period, the Company had a negative balance (net debt) of R$ 3,767.2 million, compared to 2021, where the negative balance (net debt) was R$ 7,768.6 million. In 2022, operating generation measured by EBITDA presented an income of R$ 418.6 million, resulting in a financial indebtedness/EBITDA ratio of 39.9. Adjusted EBITDA in 2022 came to R$ 2,350.5 million, with a financial debt/adjusted EBITDA ratio of 7.1.

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For comparative purposes, the indices below represent the total balance sheet and income statement accounts:

Consolidated	As of December 31,
Amounts in R$ million	2022	2021
Net Cash (Indebtedness)	3,767.2	7,768.6
EBITDA	418.6	2,109.9
Financial indebtedness	16,713.5	22,472.1
Shareholders’ equity	14,736.8	15,484.6
Financial income (expenses)	(644.8)	(1,070.9)
Financial indebtedness/EBITDA	39.9	10.7
EBITDA/Financial income (expenses)	(0.6)	(2.0)
Financial debt / Shareholders’ equity	1.1	1.5

Summary table of the financial position as of December 31, 2022, 2021 and 2020:

Consolidated	As of December 31,
Amounts in R$ million	2022	2021(1)
Current assets	30,036.7	32,790.2
Non-current assets	2,151.3	1,749.8
Investments	64.2	24.7
Property, plant and equipment	8,605.1	9,417.5
Intangible assets	11,721.4	12,351.9
Right of use	339.6	336.2
Total assets	52,918.3	56.670.2
Current liabilities	16,787.7	15,786.8
Non-current liabilities	21,394.8	25.398,8
Shareholders’ equity	13,396.7	14.887.2
Non-controlling interest	1,340.1	597.4
Total liabilities	52,918.3	56,670.2

(1)    In 2021, assets and liabilities held for sale refer to the industrial plants in Évora, Portugal, as detailed in Note 1.1.3 to the financial statements for the year ended December 31, 2021.

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Assets and liabilities held for sale
Amounts in R$ million	2022	2021
Cash and cash equivalents	77.1	113.2
Trade accounts receivable, net	6.4	5.2
Inventories	296.9	329.3
Other assets (1)	37.7	48.3
Property, Plant and Equipment	669.8	791.6
Intangible assets	0.8	0.9
Right of use	0.5	-
Total assets held for sale	1,089.2	1,288.5
Trade accounts payable	66.3	76.5
Loans and financing	-	-
Contract liabilities	-	-
Other liabilities (2)	158.2	175.4
Total liabilities held for sale	224.5	251.9

(1) other assets includes the items: financial investments, customer financing, contract assets, guarantee deposits, income tax and social contributions, other assets and deferred income tax and social contribution.

(2) Other liabilities includes the items: lease liability, accounts payable, taxes and payroll charges payable, income tax and social contribution, financial guarantee and residual value guarantee, unearned income, provisions and deferred income tax and social contribution.

(d)       Sources of funds for working capital and investments in non-current assets used by the Company

The investments consist primarily of funds associated with the development of aircraft for the Commercial Aviation and Executive Aviation markets, and investments in industrial capacity in Brazil and abroad. Generally, such investments originate from loan and financing operations with financial institutions and financing agencies, such as the National Bank for Economic and Social Development (Banco Nacional de Desenvolvimento Econômico e Social-BNDES), and are characterized as contributions from risk-sharing partners and advance payments from customers.

(e)       Sources of funds for working capital and investments in non-current assets that the Company intends to use to cover liquidity deficiencies

The Company has a financial management policy, approved by the Board of Directors, the purpose of which is to establish the guidelines applicable to all business areas, focusing on the management of corporate finance, including the management of cash flow and capital structure, in order to set out the risks associated with financial transactions and any liquidity deficiencies.

The Company has sufficient liquidity to meet current capital needs to maintain investments and working capital, including (i) the improvement of the Phenom 100 and 300, and Praetor 500 and 600 executive jets families, (ii) the development, certification and improvement of the E-2 jet family and (iii) other planned capital expenditures.

In case of liquidity deficiency, the Company believes it will be able to access additional source of financing, such as: issuance of corporate bonds, issuance of debentures, import and export financing, credit facilities provided by development agencies in Brazil and credit facilities provided by Brazilian and international banks, which shall be subject to market conditions, including cost and credit, in effect at the time of the contracting.

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(f)       Levels of indebtedness and characteristics of these debts

As of the end of 2022, the Company's total consolidated debt amounted to R$ 16,713.4 million (compared to R$ 22,472.0 million in 2021, of which 90.4% referred to non-current debt (85.7% in 2021). The weighted average cost of debt denominated in U.S. dollars increased from 5.16% p.a. in 2021 to 5.39% p.a. in 2022, the weighted average cost of debt denominated in Reais increased from 5.24% p.a. in 2021, to 8.31% in 2022, and the weighted average cost of debt denominated in Euros was 2.75% p.a. in 2022, amounting to a total weighted average cost of 5.37%.

Consolidated indebtedness maturity profile
Year	Amount in R$ (million)%
2023	1,614.9	10.69%
2024	5,002.6	33.12%
2025	35.6	0.24%
After 2025	8,450.5	55.95%
Total	15,103.6	100.0%

i. Material loan and financing agreements

Between August and September 2013, Embraer S.A., through its subsidiary Embraer Overseas Limited, conducted an exchange offer of the current securities with maturity in 2017 and 2020, for newly issued notes maturing in 2023. The exchange offer represented US$ 146.4 million of the principal value of the notes with maturity in 2017 and US$ 337.2 million of the principal value of notes with maturity in 2020, corresponding to approximately 54.9% of the exchanged notes. The total exchange offer, considering the effects of the exchange price on the trading and the total issuance of the new notes, was approximately US$ 540.5 million in principal, at a rate of 5.70% per year, with final maturity on September 16, 2023 and interest paid semi-annually. In September 2020, US$ 82,3 million, in December 2021, US$ 18.9 million and in March 22, US$ 228.6 million were repurchased by the Company, the outstanding balance was R$ 210.7 million as of December 31, 2022 and the remaining conditions were still unchanged. The principal repurchased was extinguished and derecognized as loans and financing on September 30, 2020, December 31, 2021, and March 31, 2022, respectively. The operation is fully and unconditionally guaranteed by the Controlling Company.

In June 2015, Embraer Netherlands Finance B.V. issued US$ 1 billion in guaranteed notes at a nominal interest rate of 5.05% p. a., maturing on June 15, 2025. The Company repurchased part of the outstanding securities in the amount of US$ 42,9 million, remaining the outstanding balance of US$ 957,0 million as of December 31, 2022, and the other conditions unchanged. The repurchased principal was extinguished and derecognized as loans and financing in December 2022.

In February 2017, Embraer Netherlands Finance B.V. issued US$ 750 million in guaranteed notes at a nominal interest rate of 5.40% p. a., maturing on February 1, 2027. The Company repurchased part of the outstanding securities in the amount of US$ 20,0 million as of December 31, 2022, remaining the outstanding balance of US$ 730,0 million as of December 31, 2022 and the other conditions unchanged. The repurchased principal was extinguished and derecognized as loans and financing in December 2022.

In August 2020, Embraer Aircraft Holding, Inc. and Embraer S.A., as guarantor, entered into a working capital guarantee agreement with Export-Import Bank of the United States (“U.S. Exim Bank”) in the amount of US$ 97.2 million, indexed to one-month LIBOR + 1,4% p.a. and a maturity of one year. In November 2021, US$ 45.6 million were repurchased by the Company, the outstanding balance was R$ 280.4 million on December 31, 2021, and the maturity date was changed to August 2023. In June 2022, US$ 41.6 million was repurchased, leaving an outstanding balance of US$ 10 million as of December 31, 2022.

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In September 2020, Embraer Netherlands Finance B.V., a company of the Embraer S.A. group, issued US$ 750,000 at a nominal interest rate of 6.95% p.a., maturing on January 17, 2028. The Company repurchased part of the outstanding securities in the amount of US$ 36,0 million, remaining the outstanding balance of US$ 714,0 million as of December 31, 2022 and the other conditions unchanged. The repurchased principal was extinguished and derecognized as loans and financing in December 2022.

In 2021, the Company finalized the terms of the agreements for the financing of working capital for exports in the amount of US$ 615 million, with a term of up to four years. The amount of US$ 300 million was financed by the National Bank for Economic and Social Development (Banco Nacional de Desenvolvimento Econômico e Social – BNDES) under the agreement entered into on June 26, 2020, and US$ 315 million was financed by private and public banks (Banco do Brasil, Bradesco, Morgan Stanley, Natixis and Santander). In 2021, US$ 303,000 thousand was paid and in 2022 the remaining balance in the amount of US$ 12,000 thousand was paid, remaining an outstanding balance of US$300 million with BNDES as of December 31, 2022.

In October 2022, Embraer Netherlands Finance B.V., a company of Embraer S.A., entered into a new working capital financing agreement for exports in the total amount of US$ 100 million with UK Export Finance. The first tranche of the financing was disbursed in the same month in the amount of US$ 61.4 million with interest rate SOFR+0.75% p.a. and maturity in June 2029. As of December 31, 2022, the outstanding balance was $57.0 million.

ii. Other long-term relationships with financial institutions

There are no other long-term relationships with financial institutions.

iii. Degree of subordination between debts

Real estate, improvements, machinery, equipment and bank guarantees in the total amount of R$ 2,456.6 (R$ 2,527.4 on December 31, 2021) were offered as collateral for part of the Company's financing. For the financing of subsidiaries, securities were provided in the form of suretyship or accommodation by the Controlling Company which totaled R$ 16,214.9 million as of December 31, 2022 (R$ 22,033.8 million as of December 31, 2021). The Company's indebtedness as of December 31, 2022 totaled R$ 16,713.4 million, compared to R$ 22,472.0 million in 2021.

iv. Any restrictions imposed on the issuer, especially, in relation to indebtedness limits and incurrence of additional debt, distribution of dividends, sale of assets, issuance of additional securities and sale of ownership control

Below are the restrictions imposed on the Company and its subsidiaries under material long-term financing agreements of the Company and its subsidiaries, as of December 31, 2022.

The issuances of notes by the Company and its subsidiaries in 2013, 2015, 2017 and 2020 with issuance values of US$ 540.5 million, US$ 1.0 billion, US$ 750 million and US$ 750 million respectively, are subject to the following restrictions:

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(A) Pledges/collaterals

The assets of the company or guarantor (Embraer S.A.) cannot be pledged as collateral, except if:

(i)	related to the purchase of new assets;
(ii)	in the ordinary course of business regarding the financing of aircraft by the guarantor to other entity or in import/export transactions;
(iii)	related to debts of the guarantor with BNDES and other international agencies;
(iv)	held by acquired companies;
(v)	they already exist, or result from legal imposition or judicial decision;
(vi)	due to developments related to governmental authorities;
(vii)	already existing in assets to be acquired;
(viii)	related to funds for payment of principal, interest and additional amounts;
(ix)	arising from Capitalized Lease Obligations; or
(x)	in an amount below 10% of the Company’s equity capital.

(B)       Corporate transactions

The Company and the guarantor may only enter into consolidation/merger and asset transfer transactions, without the consent of noteholders, if:

(i)	the successor expressly assumes the repayment of principal, interest and other obligations;
(ii)	no default occurs;
(iii)	opinion certificates are delivered confirming the transaction meets all conditions precedent imposed;
(iv)	the successor agrees to assume any resulting costs, ensuring that payments to noteholders will not be affected.

In contracts entered into with BNDES, the Company is required to maintain measures and actions aimed at avoiding or correcting damage to the environment, safety and occupational medicine, maintaining its obligations to the environmental agencies in good standing, as well as complying, during the term of the contract, with the provisions of the applicable legislation regarding persons with disabilities.

The agreements entered into with FINEP are subject to the following restrictive clauses:

(a)	no change in direct or indirect effective control may occur, which, in the opinion of FINEP, may compromise the regular development of the project and/or prevent the due performance of the agreement;
(b)	no corporate agreements or bylaws can include provisions requiring special quorum for resolutions or approval of matters that limit or hinder control in any company of the group by the respective controlling shareholders, or provisions imposing:
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(i)	restrictions on the ability to grow or develop its technologies;
(ii)	restrictions on access to new markets; or
(iii)	restrictions or impairment on the ability to pay financial obligations derived from the relevant transaction entered into with financial institutions.
(c)	during the term of the agreement, the Company shall adopt measures and actions to avoid or correct matters regarding environmental damages, occupational safety and occupational medicine that may be caused by such project;
(d)	the Company shall comply with applicable law regarding the Brazilian environmental policy (politica nacional de meio ambiente), maintaining its obligations in good standing with environmental agencies during the term of such agreement;
(e)	there can be no final judgment against Embraer for its acts or the acts of its management in connection with racial or gender discrimination, child labor, slave labor, workplace or sexual harassment, or environmental crime.

The long-term financial agreements are subject to certain covenants, aligned to the common market practices which state control over the liquidity and the leverage level obtained from the rationale net indebtedness/EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) of certain subsidiaries. Common restrictions over new encumbrances over assets, material changes in the Company’s equity control, material sale of assets and payment of dividends exceeding the minimum required by law in cases of default in financial agreements and transactions with subsidiaries are included.

As of December 31, 2022, the Company and its subsidiaries were fully compliant with all the restrictive clauses described above. All non-financial covenants set forth in agreements that provide for obligations, in effect in 2022, were met in the respective year.

(g)       Limits of contracted financing and percentages already used

As of December 31, 2022, the following credit facilities were procured but not disbursed.

In October 2022, Embraer Aircraft Holding, Inc and Embraer Netherlands Finance B.V, companies of Embraer S.A., entered into a revolving credit loan agreement for working capital in the total amount of US$ 650 million, with maturity on October 13, 2025, and the participation of 14 financial institutions. The credit facility is guaranteed by Embraer, and loans under the credit facility will accrue interest at a compound rate of SOFR plus a margin of either 1.50% or 1.85% per annum, depending on our corporate rating at the time of disbursement. As of the date of this Annual Report, neither EAH nor ENF has incurred any loans under the Revolving Credit Facility.

In December 2022, Embraer S.A. entered into a new contract with the National Bank for Social Development (Banco Nacional de Desenvolvimento Social – BNDES), for the financing of working capital for exports, in the total amount of US$ 400 million at an interest rate of 5.488% p.a. and maturity on December 15, 2027. The consummation of the financing is subject to the usual conditions precedent

(h)       Significant changes in each item of the consolidated balance sheets

Statements of Income

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(in R$ million, except %)	Dec. 31, 2022	VA	Dec. 31, 2021	VA	Dec. 31, 2020	VA	HA 2022 x 2021	HA 2021 x 2020
Net Revenue	23,448.8	100%	22,669.7	100%	19,641.8	100%	3.4%	15.4%
Cost of products sold and services rendered	(18,738.8)	(79,9)%	(19,130.6)	(84.4)%	(17,234.8)	(87.7)%	(2.0)%	11.0%
Gross Profit	4,710.0	20.1%	3,539.1	15.6%	2,407.0	12.3%	33.1%	47.0%
Operating Income (Expense)
Administrative	(954.2)	(4.1)%	(827.1)	(3.6)%	(738.7)	(3.8)%	15.4%	12.0%
Selling	(1,416.1)	(6.0)%	(1,223.3)	(5.4)%	(1,002.6)	(5.1)%	15.8%	22.0%
Net gains (losses) on accounts receivable and contract assets	(84.7)	(0.4)%	70.9	0.3%	(293.9)	(1.5)%	(219.5)%	(124.1)%
Research	(566.7)	(2.4)%	(233.4)	(1.0)%	(155.1)	(0.8)%	142.8%	50.5%
Other operating expense, net	(2,285.6)	(9.7)%	(276.9)	(1.2)%	(1,910.4)	(9.7)%	725.4%	(85.5)%
Equity in associates gains and losses	41.8	0.2%	5.4	-	12.7	0.01%	674.1%	(57.5)%
Operating Profit	(555.5)	(2.4)%	1,054.7	4.7%	(1,681.0)	(8.6)%	(152.7)%	(162.7)%
Financial income	619.7	2.6%	429.9	1.9%	166.9	0.8%	44.1%	157.6%
Financial expenses	(1,264.6)	(5.4)%	(1,500.8)	(6.6)%	(1,387.4)	(7.1)%	(15.7)%	8.2%
Monetary and foreign exchange variations, net	137.8	0.6%	137.6	0.6%	(410.6)	(2.1)%	0.1%	(133.5)%
Income (loss) before taxes	(1,062.6)	(4.5)%	121.4	0.5%	(3,312.1)	(16.9)%	(975.3)%	(103.7)%
Income tax and social contribution	15.4	0.1%	(389.1)	(1.7)%	(284.1)	(1.4)%	(48.9)%	37.0%
Net loss of the period	(1,047.2)	(4.5)%	(267.7)	(1.2)%	(3,596.2)	(18.3)%	371.2%	(92.6)%
Profit/Loss attributable to:
Embraer Shareholders	(953.7)	(4.1)%	(274.9)	(1.2)%	(3,616.0)	(18.4)%	325.0%	(92.4)%
Non-controlling Shareholders	(93.6)	(0.4)%	7.2	-	19.8	0.1%	(1,400)%	(63.6)%

( in R$ million, except %)	Dec. 31, 2022	VA	Dec. 31, 2021	VA	Dec. 31, 2020	VA	HA 2022 x 2021	HA 2021 x 2020
Weighted average number of outstanding shares in the period (in thousands)
Basic	734.6	-	734.7	-	736.2	-	(0.0)%	(0.2)%
Diluted	734.6	-	734.7	-	736.2	-	(0.0)%	(0.2)%
Profit per share
Basic	(1.3)	-	(0.37)	-	(4.91)	-	329.7%	(92.5)%
Diluted	(1.3)	-	(0.37)	-	(4.91)	-	329.7%	(92.5)%

FISCAL YEAR ENDED DECEMBER 31, 2022 COMPARED TO FISCAL YEAR ENDED DECEMBER 31, 2021

Net Revenue

In 2022, Embraer delivered 159 aircraft, including 57 commercial aircraft and 102 executive aircraft (66 light jets and 36 medium jets), which is 12.7% above the 141 aircraft delivered in the previous year, generating a net revenue of R$ 23,448.8 million (US$ 4,540.4 million), 3.4% higher than the R$ 22,669.7 million (US$ 4,197.2 million) generated in 2021, which can be mainly explained by the increase in deliveries in the Commercial and Executive Aviation.

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Embraer fulfilled with this result its estimated net revenue released to the market of US$ 4.5 billion to US$ 5.0 billion.

In 2022, net revenue for the Commercial Aviation business reached R$ 7,976.5 million, which is 11.8% higher than the R$ 7,132.6 million in 2021. The Executive Aviation business generated R$ 6,433.9 million in revenue, and grew by 5.0% when compared to the R$ 6,125.5 million in 2021. Net revenue from the Defense & Security business totaled R$ 2,310.2 million, 27.3% lower than the R$ 3,176.1 million in 2021, this variation is mainly due to the higher number of deliveries of super tucanos made in 2021. The Services & Support business generated R$ 6,532.9 million in revenue, which is 27.9% higher when compared to R$ 6,104.6 million in 2021. Revenue from other businesses was R$ 195.3 million in 2022, an increase of 49.2% when compared to the amount of R$ 130.9 million in 2021.

Cost of goods sold and services rendered

In 2022, the cost of goods sold and services provided was R$ 18,738.8 million, a decrease of 2.0% compared to R$ 19,130.6 million in 2021, due to better operational efficiency and product mix when compared to 2021.

Gross Profit and Gross Margin

Due to this increase in deliveries and revenue, positive product mix, better average price, and greater production efficiency, in 2022, the Company’s gross profit reached R$ 4,710.0 million, which is 33.1% higher than the R$ 3,539.1 million calculated in 2021. The gross margin for the period was 20.1%, an increased compared to the 15.6% of the previous period.

Administrative and Selling Expenses

In 2022, commercial expenses rose 15.8% compared to the previous year and amounted to R$ 1,416.1 million. The increase in this expense line was mainly driven by the Company’s greater participation in fairs and events that returned to normalized levels after the Covid-19 pandemic period. Administrative expenses grew 15.4% and totaled R$ 954.2 million, representing 4% of the 2022 revenue, the same level as in 2021. It should be noted that the exchange rate variation in the period negatively contributed to the savings generated by cost reduction and restructuring actions implemented during the year.

Research Expenses

Research expenses totaled R$ 566.7 million in 2022, a 142.8% increase compared to 2021. This variation is largely explained by Eve's activities.

Other Operating Income (Expenses)

The other operating income (expenses), net account totaled an expense of R$ 2,285.6 million in the year, an increase of 725.4% compared to 2021. This variation is mainly due to Eve's stock options’ mark-to-market, which has no cash effect.

Operating Profit/Loss

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In 2022, the loss and operating margin (EBIT) totaled R$ (555.5) million and (2.4)%, respectively, compared to operating profit and operating margin (EBIT) of R$ 1,054.7 million and 4.7%, respectively, in 2021. The variation in operating results for the year is also explained by Eve's stock options’ mark-to-market, which has no cash effect.

Financial income (expenses), net

In 2022, Embraer recorded a net financial expense of R$ 644.8 million, lower than the R$ 1,070.9 million recorded in 2021. This drop was mainly due to the decrease in the Company’s indebtedness.

The net monetary and exchange variations in 2022 were R$ 137.8 million, compared to the R$ 137.7 million in 2021.

Net income (loss) for the period

Embraer's net loss in 2022 was R$ (953.7) million, compared to a net loss of R$ (274.8) million in 2021. The net result had an operating improvement, however, it suffered a negative impact given the recognition of non-cash expenses in the mark-to-market for Eve's bonds in the 2nd quarter of 2022. The loss per share was R$ (1.30), compared to the loss per share of R$ (0.37) in 2021. Net income excluding deferred income tax and social contribution and net impact, after tax on special items that may have been recorded, in 2022 totaled R$ 171.0 million (and adjusted earnings per share of R$ 0.23), compared to adjusted loss in 2021 of R$ (162.6) million (and adjusted loss per share of R$ (0.22)).

STATEMENTS OF CASH FLOWS

The cash flow represented below contains the total balance sheet and income statement accounts that include assets and liabilities held for sale:

(in R$ thousand, except %)	Dec. 31, 2022	Dec. 31, 2021	2022 x 2021
Operating Activities
Loss for the period	(1,047.2)	(267.6)	291.3%
Items not affecting cash
Depreciation of property, plant and equipment	550.7	658.5	(16.4)%
Recognition of government grants	(2.7)	(16.4)	(83.4)%
Amortization of intangible assets	535.1	467.8	14.4%
Recognition of contribution from suppliers	(108.9)	(54.7)	99.2%
EVEX Transaction	1,211.0		-
Gain and loss on equity interest	(7.3)		-
Allowance for inventory obsolescence	(146.0)	(311.5)	(53.1)%
Fair value adjustment, inventory, property, plant and equipment and intangible assets	58.9	(114.8)	(151.3)%
Fair value adjustment - financial assets	(8.9)	(196.6)	(95.5)%
Reversal (loss) for impairment of accounts receivable, customer financing and contract assets	84.8	(68.3)	(224.2)%
Gain (loss) on disposal of fixed assets	209.6	173.5	20.8%
Deferred income tax and social contribution	(458.4)	220.2	(308.1)%
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Interest on loans	1,006.7	124.1	(19.0)%
Interest on securities	(50.6)	(12.9)	292.9%
Equity in associates gains and losses	(41.8)	(5.4)	667.6%
Stock-based compensation	15.5	-	-
Monetary and foreign exchange variation	(119.4)	(114.1)	4.7%
Mark-to-market of residual value guarantees	-	(280.7)	(100.0)%
Miscellaneous provisions	198.3	174,1	13.9%
Non-controlling interest	93.6	(7,2)	(1399.4)%
Changes in assets
Financial investments	919.7	(260,4)	(453.1)%
Derivative financial instruments	(29.9)	27,5	(208.5)%
Accounts receivable	9.2	82,6	(88.8)%
Customer financing	(458.9)	63,3	(824.8)%
Contract assets	390.7	(626,7)	(162.3)%
Inventories	(1,488.8)	2,593,6	(157.4)%
Other assets	81.9	(180.3)	(145.4)%
Changes in liabilities
Trade accounts payable	1,207.6	(47.9)	(2618.5)%
Trade accounts payable – Forfaiting	67.3	80.8	(16.6)%
Non-recourse and recourse debt	-	(21.7)	-
Accounts payable	8.8	(203.8)	(103.9)%
Paid income tax and social contribution	(260.3)	(121.5)	114.3%
Paid interest	(947.7)	(1,119.3)	(15.3)%
Contract liabilities	2,334.5	1,198.3	94.8%
Contribution from suppliers	-	-	-
Taxes payable	189.4	3.6	51.3%
Financial guarantees	(81.5)	(300.9)	(72.9)%
Miscellaneous provisions	-	-	-
Unearned income	(73.9)	77.0	(196.0)%
Cash generated in operating activities	3,840.9	2,853.2	34.6%
Investing activities
Acquisitions of property, plant and equipment	(701.9)	(549.8)	27.6%
Property, plant and equipment write-off	28.3	19.6	44.4%
Additions to intangible assets	(617.2)	(906.1)	(31.9)%
Additions to investments in subsidiaries and affiliates	(2.0)	(4.0)	(49.2)%
Subsidiary Acquisition – net cash acquired	-	-	-
Changes in the ownership in subsidiaries and affiliates	-	(21.7)	(100.0)%
Financial Investments	(90.3)	664.7	(113.6)%
Disposal of investment	784.0		-
Dividends received	4.5	8.8	(49.1)%
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Restricted cash reserved for construction of assets	-	(1.6)	(100.0)%
Net cash generated (used) in investment activities	(594.6)	(790.1)	(24.7)%
Financing activities
Proceeds from borrowings	766.1	337.9	126.7%
Repayment of borrowings	(4,872.1)	(2,648.3)	84.0%
Dividends and interest on shareholders’ equity	-	-	-
Receipt in the offering of subsidiary shares	1,030.0	-	-
Costs in the offering of subsidiary shares	(237.3)		-
Acquisition of own shares	-	(13.50)	(100.0)%
Lease payments	(60.9)
Cash generated (used) in financing activities	(3,374.2)	(2,379.9)	41.8%
Increase (decrease) in cash and cash equivalents	(128.0)	(316.9)	(59.6)%
Effects of exchange rate changes on cash and cash equivalents	(659.2)	791.2	(183.3)%
Cash and cash equivalents at the beginning of the year	10,260.5	9,786.1	4.8%
Cash and cash equivalents at the end of the period	9,473.3	10,260.4	(7.7)%

Net Cash Generated in Operating Activities

In 2022, operating cash generation was positive by R$ 3,840.9 million, compared to the positive operating cash generation of R$ 2,853.2 million in 2021, due to the continued discipline regarding working capital, in particular Contract assets. Other accounts that also contributed to this significant improvement in cash generation in 2022 was the increase in financial investments, trade accounts payable, increase in Contract liabilities, EVEX transactions and Receipt in the offering of subsidiary shares.

Net cash used in investing activities

In 2022, cash used in investing activities totaled R$ 594.6 million, compared to cash used in investing activities of R$ 790.1 million in 2021. The main variations between the years were due to the higher volume of redemption of financial investments and negative balance in the Additions to intangible assets in 2022.

Net cash used in financing activities

The volume of cash used in financing activities in 2022 was R$ 3,374.2 million, compared to the cash generated in financing activities of R$ 2,379.9 million in 2021, mainly influenced by the increase in Repayment of borrowings, partially offset by Receipt in the offering of subsidiary shares.

2.2 - Operating and Financial Results

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(a)       Results of the issuer’s operations, including (i) a description of any significant components of revenue and (ii) factors that materially affect the results of operations.

The main factors that affect the Company’s revenue are: (1) the volume of commercial and executive aircraft deliveries; (2) the mix of deliveries of light and large jets for executive aviation; (3) the exchange rate variation, considering the U.S. dollar is the Company’s functional currency; (4) revenues from services regarding maintenance services of aircrafts, supply of parts and material, training, modifications, flight operation, technical and field support etc.; (5) the entry into service of new products; and (6) revenue from the Defense & Security segment.

The charts below show the Company's total revenue by business unit and geographic region. It should be noted that the Commercial Aviation segment accounts for most of the Company’s revenue, followed by Services & Support, Executive Aviation and Defense & Security. From a geographic point of view, in 2022, for the tenth consecutive year, the North American market continued to be the largest share of Embraer's revenues, with a 65% share, an increase of 13 percentage points compared to the previous year. This result is again due to the success of the various sales campaigns that took place in the United States in recent years, where the Company obtained the vast majority of orders for 76-seat jets. In addition, in the Executive Aviation segment, this same market accounted for 73% of the total share of executive aircraft delivered in 2022. The Services and Support segment did not present significant changes between the distribution of its revenue among the regions, and North America continued as the main revenue generator representing just over 50% of its total. Emphasis on the Defense & Security segment in Europe, the revenue distribution of which increased from 14% to 22% in 2022. Brazil's share was 11% and remained stable compared to 2021, mainly due to revenue from the Defense & Security segment, which generated 49% of total revenues in the country. The other regions (Latin America, Asia Pacific and others) showed a slight decrease compared to the previous year and represented a 6% share.

In 2022, the adjusted operating income and operating margin (EBIT) were R$ 1,376.4 million and 5.9%, respectively, excluding special items that represent a total negative impact of R$ 1,931.9 million, divided as follows: 1 ) R$ 8.9 million in positive variations in the value of Embraer's interest in the Republic Airways Holdings; 2) R$ (28.9) million in impairment of assets held for sale, specifically the Évora unit in Portugal; and 3) R$ (1,911.8) million mainly due to the mark-to-marked of Eve's stock options, which has no cash effect.

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Research expenses totaled R$ 566.7 million in 2022, which is largely explained by EVE’s activities, which also caused an increase in administrative expenses. Selling expenses rose 16% compared to the previous year and amounted to R$ 1,416.1 million, mainly due to the Company’s greater participation in fairs and events, which returned to normal levels after the COVID 19 pandemic period. Administrative expenses grew 15% and totaled R$ 954.2 million, representing 4% of the 2022 revenue, the same level as in 2021.

The other net operating income (expenses) account totaled an expense of R$ 2,285.6 million in the year, this variation is mainly due to the Eve's stock options’ mark-to-market, which has no cash effect.

Adjusted EBITDA was R$ 2,350.5 million in 2022, 21% higher than in 2021, with an adjusted EBITDA margin of 10.0%, for the same reasons described above.

(b)        Variations in revenues attributable to changes in prices, exchange rates, inflation, changes in volumes and introduction of new products and services

In 2022, Embraer delivered 163 aircraft, 5% more than the 155 aircraft delivered in the previous year, generating a net revenue of R$ 23,448.8 million (US$ 4,540.4 million), 3% higher than the R$ 22,669.7 million (US$ 4,197.2 million) generated in 2021, which can be explained mainly by the increase in deliveries in the Commercial and Executive Aviation segments.

Embraer met, with this result, its net revenue estimate released to the market of US$ 4.5 to US$ 5.0 billion.

Due to this increase in deliveries and revenue, positive product mix, better average price, and greater production efficiency, the gross margin for the period was 20.1% and above the 15.6% of the previous period.

In 2022, net revenue for the Commercial Aviation business reached R$ 7,976.4 million, 12% higher than in 2021. Segment deliveries were 57 aircraft in 2022 and 48 aircraft in 2021.

The Executive Aviation business generated a revenue of R$ 6,434.0 million, an increase of 5% compared to the previous year. In 2022, 102 executive jets were delivered, including 66 light and 36 large jets, representing a growth of approximately 13% p.a. in the volume of jets delivered, and, 2021 were 93 executive jets were delivered, including 62 light jets and 31 large jets.

Net revenue from the Defense & Security business was R$ 2,310.1 million, which is 27% lower than in 2021, mainly due to the greater number of deliveries of super tucanos carried out in 2021.

The Services & Support business generated R$ 6,532.9 million in revenue, which is 7% higher than in the previous year. Services & Support revenue considers revenue from the segment for the Business Units, Commercial, Executive and Defense Aviation.

(c)       Impact of inflation, variation in prices of the main inputs and products, exchange rate and interest rate in the operations and financial results of the issuer, if material

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Considering the functional currency determined by the Company is the U.S. dollar, the foreign exchange gain (loss) presented in the financial statements of the Company refers mainly to monetary items in currencies other than the U.S. dollar. As a strategy to mitigate risks, the allocation of cash to assets denominated in Reais or U.S. dollars held by Embraer is one of the main tools to hedge against exchange rate variations.

Considering that the Company issues notes abroad, as described in item 2.1(i) of this Company’s Brazilian Annual Report (Formulário de Referência), and maintains cash primarily in U.S. dollars, the variation in exchange rates directly affects financial results; however, it does not affect the Company’s financial planning, given its functional currency is the U.S. dollar.

Interest rates affect Embraer’s financial results. An increase or decrease in the local interest rate also influences the Company’s financial result, as it may result in an increase in expenses.

In 2022, investments in Reais totaled R$ 676.7 million, in 2021, the amount was R$ 419.5 million. Investments abroad, in dollars and other currencies, are indexed to a pre-fixed rate and considering that interest rates increased in 2022, the financial result was impacted.

In the last year, the variation in prices of the main inputs and products did not affect the Company’s operating and/or financial results.

2.3 - Significant changes to accounting standards – Qualifications and emphasis in the auditor’s report

(a)       Significant changes to accounting standards

There were no significant changes, including the adoption of new accounting standards or recently issued technical interpretations, in the annual financial statements for the year ended December 31, 2022.

New accounting standards and interpretations have been published or are in the process of being amended and shall come into force in the coming years, however they have not been mentioned, as, according to the Company’s assessment, no material impact is expected as a result of their application.

(b)       Significant effects of the changes to accounting practices

Item not applicable, as there were no significant changes in accounting practices.

(c)       Qualifications and emphasis in the auditor’s report

Considerations on the 2022 independent auditors' report

The independent auditors' reports on the Company's financial statements for the fiscal years ended December 31, 2022 did not contain any qualification or emphasis of matter paragraphs.

2.4 - Material events, occurred and expected, in the financial statements

(a)       Introduction or sale of operating segment

The Company did not change, create or dispose of an operating segment during the 2022 fiscal year.

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(b)       Incorporation, acquisition or sale of equity interest

The Company carried out the following equity interest transactions:

Investment agreement for minority interest in XMobots (2022)

On September 16, 2022, the Company entered into an investment agreement to acquire a minority interest in XMobots, a company specialized in the development and manufacture of high-performance VTOL drones and related technologies. The transaction was carried out through the Fundo de Investimento em Participações Multiestratégia Embraer Investimento no Exterior (“FIP Embraer” or “Fundo de Investimento em Participações Embraer Ventures”), whose sole shareholder is Embraer, with the option of an additional future contribution.

With the investment of resources in XMobots, FIP Embraer will hold, R$ 20 million, 158,508 class A3 preferred shares, convertible into common shares and with voting rights, representing 10.24% of the voting and total capital of XMobots.

The closing agreement for the transaction between the parties was entered on November 8, 2022.

Completion of the divestment of the facilities in Évora, Portugal (2022)

On May 2, 2022, the Company completed the sale of the entire equity interest in its subsidiaries Embraer Portugal Estruturas Metálicas S.A. and Embraer Portugal Estruturas em Compósitos S.A. to Aernnova Aerospace, SAU, pursuant to a binding contract signed on January 11, 2022. The final adjusted price of the transaction was R$ 864,613 (US$ 175 million), resulting in a cash inflow of R$ 784,028 (US$ 158 million) presented as investing activities in the statement of cash flows.

Partial spin-off of Yaborã Indústria Aeronáutica S.A. (2022)

On November 30, 2021, the partial spin-off of Yaborã Indústria Aeronáutica S.A., with transfer of the spun-off portion to Embraer, effective as of January 1, 2022, was approved by the Special Shareholders’ Meeting.

The partial spin-off resulted in the reintegration of the assets and liabilities of the Commercial Aviation business by the Controlling Company.

The disclosure of the balances referring to the Commercial Aviation transactions is presented in the Controlling Company on December 31, 2022, and for the comparative period of December 31, 2021 it is presented only in the Consolidated balance sheet.

Divestment plan related to the Évora facilities, in Portugal (2021)

On January 11, 2022, the Company entered into a binding agreement regarding the sale of the entire equity interest in its wholly owned subsidiaries Embraer Portugal Estruturas Metálicas S.A. (“EEM”) and Embraer Portugal Estruturas em Compósitos S.A. (“EEC”) to Aernnova Aerospace, SAU, headquartered in Spain (“Aernnova”), for the reference price of US$ 172 million, subject to customary adjustments for this type of transaction on the closing date (“Transaction”).

EEM and EEC are currently engaged in the supply of certain components used in the manufacture of aircraft by the Company and Embraer Executive Aircraft, LLC. After the closing of the Transaction, Aernnova will assume the operation of the EEM and EEC industrial plants and will ensure the level of production of such components for the Embraer aircraft portfolio.

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The Transaction is part of the Company’s asset optimization plan, which aims to maximize the use of units and improve profitability. In this context, the Company and Aernnova agreed to enter into supply agreements jointly with the sale of the wholly owned subsidiaries, which shall be effective as of the Transaction’s closing and will guarantee the continuous supply of metallic and composite components at competitive prices, consistent with the Company’s Strategic Plan.

The terms and conditions of the Transaction were approved by the Company’s Board of Directors on November 11, 2021.

As of the approval of the Transaction by the Board of Directors on November 11, 2021, the Transaction’s completion was deemed as highly likely according to IFRS 5 / CPC 31, thus, the assets and liabilities involved were classified and measured as held for sale as of the date thereof. Additional details disclosed in (Note 16 to the Standardized Financial Statements (Demonstrações Financeiras Padronizadas - DFP). The initial measurement as held for sale generated the recognition of impairment when comparing the book value of net assets and the fair value of the contract in the amount of R$ 280,268 (US$ 50 million), of which R$ 251,649 was recognized in other operating expenses, net and R$ 28,619 as income tax and social contribution expenses (write-off of deferred tax assets). Prior to that date, there were no indications of impairment of these assets when evaluated and measured at the recoverable amount at the cash-generating unit level. The Company concluded on May 2, 2022 the sale of the entire equity interest in its subsidiaries Embraer Portugal Estruturas Metálicas S.A. and Embraer Portugal Estruturas em Compósitos S.A. to Aernnova Aerospace, SAU, pursuant to a binding agreement signed on January 11, 2022. .. The adjusted final transaction price was R$864,613 (US$175 million), resulting in cash inflows in the period of R$784,028 (US$158 million) presented as investment activities in the cash flow statements.

End of Strategic Partnership with Boeing (2020)

On January 24, 2019, Embraer, Boeing and certain subsidiaries of Boeing and Embraer entered into the Master Transaction Agreement (“MTA”) and other documents related to the transaction, which defined the terms and conditions for the creation of a joint venture comprising the unit of Commercial Aviation of Embraer, in which a subsidiary of Boeing would hold a 80% and Embraer a 20% stake, as well as the creation of a joint venture to promote and develop new markets and applications for the C-390 Millennium multi-mission transport aircraft (“Contribution Agreement”), in which an Embraer subsidiary would hold a 51% and a Boeing subsidiary a 49% stake (collectively, “Transaction”). Until April 25, 2020, Embraer and Boeing continued to be subject to their respective obligations set forth in the MTA and the Contribution Agreement for the conclusion of the Transaction, therefore, Embraer maintained the classification of the assets of the Commercial Aviation business and related services as “held for sale” and “discontinued operations” in the financial statements for the year ended December 31, 2019.

On April 25, 2020, Boeing notified Embraer of its decision to terminate the MTA, based on the claim by Boeing that certain conditions for the closing of the Transaction provided for in the MTA had not been met by Embraer until the expiration date of the MTA, on April 24, 2020. In addition, Boeing terminated the Contribution Agreement. Embraer firmly believes that Boeing has unduly terminated the MTA and the Contribution Agreement and that Boeing was under an obligation to continue to comply with the terms of those contracts. Embraer firmly believes that it has fulfilled all of its contractual obligations under the MTA and the Contribution Agreement. Embraer is seeking all reasonable measures against Boeing for the damages suffered by Embraer as a result of the undue termination and breaches of the MTA and Contribution Agreement by Boeing, including arbitration proceedings initiated by both parties regarding the termination of the MTA and the Contribution Agreement by Boeing. There are no guarantees regarding the duration or outcome of the arbitration proceedings and the compensation that Embraer may receive or the loss that Embraer may suffer as a result or in connection with such arbitration proceedings.

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Due to the unexpected and undue cancellation of the strategic partnership by Boeing on April 25, 2020, as of the date thereof the Company ceased to designate and measure the assets and liabilities associated with the Commercial Aviation business and related services as “held for sale” and the results thereof as “discontinued operations”, which were reclassified to “maintained for continuous use” and “continuing operations”. The main impacts on the financial statements are summarized below:

•	The change in the classification of long-term assets previously “held for sale” (property, plant and equipment, intangible assets and rights of use) required the recognition of expenses related to accumulated depreciation and amortization not recognized while classified as “held for sale” in the total of R$ 542,610, (of which R$ 98,133 related to the year ended December 31, 2020 and R$ 444,477 to the year ended December 31, 2019), recorded as other operating expenses. Additional details included in Note 31 to the Standardized Financial Statements (Demonstrações Financeiras Padronizadas – DPF).
•	The change in the classification also requires remeasurement of long-term assets (property, plant and equipment, intangible assets and rights of use) using the lower amount between the carrying amount, adjusted for unrecognized accumulated depreciation and amortization, and the recoverable amount determined by the higher of the carrying amount in use of these assets and the fair value minus the expenses that would be incurred for sale. During the period of classification as “held for sale”, these long-term assets were tested for impairment using the lower amount between their book value and the fair value based on the acquisition price set forth in the MTA, minus the incremental expenses incurred to complete the transaction. Additional details on the impairment test carried out are included in Note 17 to the Standardized Financial Statements (Demonstrações Financeiras Padronizadas – DPF).
•	The income statements for the comparative periods for the year ended December 31, 2019, as well as the related notes, are being restated to disclose the results generated by the Commercial Aviation business and related services as the Company's continuing operations, previously disclosed as results of discontinued operations. Additional details included in Note 2.1.3 to the Standardized Financial Statements (Demonstrações Financeiras Padronizadas – DPF).
•	Unlike the income statements, the balances in the balance sheet related to the Commercial Aviation business and related services have not been retrospectively reclassified and remain presented as assets and liabilities held for sale on the previous reference date of December 31, 2019, as required by IFRS 5/CPC 31. Additional details included in Note 4 to the Standardized Financial Statements (Demonstrações Financeiras Padronizadas – DPF.

Embraer strongly believes that Embraer was in full compliance with its obligations under the MTA and the Contribution Agreement and that Boeing wrongly terminated the MTA and the Contribution Agreement, that Boeing had an obligation to continue complying with the terms of the MTA and the Contribution Agreement and that our pending arbitration proceedings against Boeing and its affiliates are a valid enforcement of our rights under the MTA and the Contribution Agreement. This dispute regarding the termination of the MTA and/or the Contribution Agreement has been submitted by Boeing and Embraer to separate arbitration proceedings that are currently ongoing. These arbitration proceedings were consolidated into a single arbitration proceeding.

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Embraer is seeking all reasonable remedies against Boeing for damages suffered by Embraer as a result of the undue termination and violations of the Master Transaction Agreement and the Contribution Agreement by Boeing, including arbitration proceedings initiated by both parties regarding the termination of the Master Transaction Agreement and the Contribution Agreement by Boeing. There are no guarantees regarding the timing or outcome of the arbitration proceedings nor any relief that Embraer may receive or loss that Embraer may suffer as a result of or in connection with such arbitration proceedings.

(c)       Unusual Events or Transactions

The Company had the following unusual events or transactions:

Completion of the transaction with Zanite Acquisition Corporation and listing of Eve on NYSE (2022)

On May 9, 2022, pursuant to the terms of the Business Combination Agreement entered into on December 21, 2021 by Embraer, together with two of its subsidiaries, Embraer Aircraft Holding, Inc. (“EAH”) and Eve UAM, LLC (“Eve”), and Zanite Acquisition Corp. (“Zanite”), a special purpose acquisition company (SPAC), founded in 2020, the transaction was closed through a full exchange of Eve units, held by EAH, for 220,000,000 common shares of Zanite. As a result, EVE became a wholly owned subsidiary of Zanite, which changed its corporate name to EVE Holding, Inc. (“de-SPAC process”). EVE Holding, Inc. (EVEX) is classified as an emerging growth company and non-accelerated filer with shares listed on the New York Stock Exchange (NYSE). Embraer, through its wholly owned subsidiary EAH, now holds a 90.2% stake in EVEX after the completion of the de-SPAC process. In the 4th quarter of 2022, due to the new issuance of stock options (“Warrants”) for PIPE investors, as well as the exercise of some Warrants, the final shareholding of EAH on December 31, 2022 increased to 89.7%.

Signing of the Business Combination Agreement with Zanite Acquisition Corporation (2021)

The Company, jointly with two of its subsidiaries (Eve UAM, LLC (“Eve”) and Embraer Aircraft Holding Inc. (“EAH”), and Zanite Acquisition Corp. (“Zanite”), a publicly traded company incorporated under the laws of the State of Delaware, United States, for the specific purpose of acquiring businesses (SPAC – Special Purpose Acquisition Company), entered into the Business Combination Agreement (the “BCA”) on December 21, 2021. Under the terms of the BCA, the Company's urban air mobility businesses, which include the development and certification of electric vertical take-off and landing vehicles ("eVTOLs"), the creation of a maintenance and service network for eVTOLs and the creation of an air traffic control system for eVTOLs (the “UAM Business”), shall be combined with Zanite, and the shares of the resulting partnership will be listed on a U.S. stock exchange (the “Transaction”).

In the context of the Transaction, the Company, Eve and EAH also entered into a Contribution Agreement, which governs the transfer of certain assets and liabilities relating to the UAM Business to Eve and the transfer of units from Eve to EAH in preparation for the Transaction.

The Transaction shall be completed through an exchange of Eve units, which are held by EAH, for Zanite’s common shares. Upon completion of such exchange, Zanite will hold 100% of Eve's shares and Zanite will change its name to EVE Holding, Inc. (the “Nova Eve”). In the context of the Transaction, the Company also entered into agreements for the supply of products, raw materials and services to Eve, which are already in force, and which shall continue after the implementation of the Transaction.

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Upon the Transaction’s closing, EAH shall own 237.5 million common shares of Nova Eve, representing approximately 82% of Nova Eve’s total common shares at closing. EAH shall receive 220 million common shares in exchange for Eve’s units and 17.5 million shares against EAH's contribution of US$ 175 million in cash, which is part of the Private Investment in Public Entity (PIPE) structure. The remaining common shares shall be held by Zanite’s market shareholders, Zanite’s sponsor and certain third party investors that enter into subscription agreements to acquire common shares from Zanite at the closing of the Transaction, which shall result in the contribution of approximately US$ 237 million in cash from Zanite and US$ 305 million from the PIPE structure, supported by Embraer, Zanite’s sponsor, financial investors and a consortium of strategic partners including Azorra Aviation, BAE Systems, Bradesco BBI, Falko Regional Aircraft, Republic Airways, Rolls-Royce and SkyWest, Inc. In the context of these subscription agreements, Embraer entered into agreements with certain strategic investors to protect these investors from variations of up to US$ 30 million in the value of their investment commitments, through the granting of credits for the purchase of parts or payment in cash for the transfer of shares from Nova Eve to Embraer. Nova Eve will be listed on the New York Stock Exchange and shall publish reports and financial information about its activities in accordance with the regulations of the United States Securities and Exchange Commission (“SEC”).

The Transaction, which was unanimously approved by the Company’s and Zanite’s Board of Directors, was be completed in the second quarter of 2022.

Except for the termination of the aforementioned strategic partnership with Boeing and the impacts of the COVID-19 pandemic described in item 10.9, Embraer did not experience unusual events or operations in 2020.

2.5.       If the issuer has disclosed, during the last fiscal year, or wishes to disclose non-accounting measurements on this form, such as EBITDA (earnings before interest, taxes, depreciation and amortization) or EBIT (earnings before interest and taxes), the issuer shall:

(a)       Inform the value of non-accounting measurements

	Fiscal year ended December 31,
IFRS	2022	2021
	in millions of Reais, except %
EBIT¹	(555.6)	1,054.7
Adjusted EBIT²	1,376.4	891.1
EBIT margin %[3]	-2.4%	4.7%
Adjusted EBIT margin %[4]	5.9%	3.9%
EBITDA[5]	418.6	2,109.9
Adjusted EBITDA[6]	2.350.5	1,946.3
EBITDA margin %[7]	1.8%	9.3%
Adjusted EBITDA margin[8]	10.0%	8.6%
Adjusted net income[9]	171.0	(162.6)
Net Cash / Net Debt[10]	(3,767.2)	(7,768.6)
Net Cash / Net Debt without EVE[11]	(4,956.4)	(7,848.8)

1. EBIT: corresponds to the operating profit/loss, calculated in accordance with Resolution CVM 156.

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2. Adjusted EBIT: corresponds to the operating profit/loss, excluding non-recurring items.

3. EBIT margin: corresponds to the operating profit/loss, calculated according to Resolution CVM 156, divided by the net revenue recorded in the period.

4. Adjusted EBIT margin: corresponds to the operating profit/loss, excluding non-recurring items, divided by the net revenue recorded in the period.

5.	EBITDA: corresponds to operating profit/loss, plus depreciation and amortization.
6.	Adjusted EBITDA: corresponds to the operating profit/loss, plus depreciation and amortization, excluding non-recurring items.

7. EBITDA margin: corresponds to the operating profit/loss, plus depreciation and amortization, divided by the net revenue recorded in the period.

8. Adjusted EBITDA margin: corresponds to operating profit/loss, plus depreciation and amortization, excluding non-recurring items, divided by net revenue recorded in the period.

9.	Adjusted net income is not an accounting parameter and excludes deferred income tax and social contribution in the period. Under IFRS, income tax and social contribution include a portion of deferred taxes that result mainly from unrealized gains arising from the impacts of exchange rate variation on non-monetary assets (especially Inventories, Property, Plant and Equipment and Intangible Assets). It is important to note that taxes resulting from gains or losses on non-monetary assets are considered deferred taxes and accounted for in the Company's consolidated Cash Flow under the account Deferred income tax and social contribution. Adjusted net income also excludes the post-tax impact of the provision related to non-recurring items.

10. Net cash = Cash and cash equivalents + Short- and long-term financial investments – Short- and long-term financing.

11. Net cash (debt) EVE = Cash and Cash Equivalents, (+) short and long term financial investments.

(b)	Reconciliations between the amounts disclosed and the amounts in the audited financial statements

EBIT is calculated using operating income before consolidated financial income (expenses), calculated in accordance with Resolution CVM 156. Adjusted EBIT is calculated using EBIT, excluding special items*, reported annual results include several non-special items that impacted operating income both in current periods and in previous years, as shown in the table below:

	2022	2021(1)
Special items with an effect on Adjusted EBIT	(in millions of R$ )
Restructuring expenses (Not allocated)	-	66.9
Additional provision for expected credit losses during the pandemic (Services & Support business)	-	-
Impairment of the Commercial Aviation business	-	-
impairment of the Defense & Security business	-	-
impairment of the Executive Aviation business		(318.6)
Mark-to-market Republic shares (Commercial Aviation business)	(8.9)	(196.6)
Recognition of Depreciation and Amortization IFRS 05 (Commercial Aviation business)		-
Impairment - Assets held for sale	28.9	254.8
Expenses related to Eve's business	1,911.8	29.9
Total	1,931.8	(163.6)
(1)	Restructuring expenses do not consider carve-in expenses.

EBITDA is calculated based on EBIT, excluding the effect of depreciation and amortization, and adjusted EBITDA is calculated based on EBITDA, including several special items as per the table described above. Adjusted net income excludes the aforementioned special items and also the impact of the provision for deferred income tax in the period.

Net Cash or Net Debt are calculated from the sum of Cash and Cash Equivalents and Short- and Long-Term Financial Investments minus Short- and Long-Term Financing.

*Special items are positive and/or negative effects not foreseen in the projections of the Company’s income statements. They are so named because they represent values that are not directly related to the profits or losses resulting from the Company's operations and thus they tend not to be repeated in the future.

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EBIT, Adjusted EBIT, EBITDA, Adjusted EBITDA and Adjusted Net Income are not performance measurement indicators in accordance with practices adopted in Brazil or IFRS, nor should they be considered separately as an alternative to net income, an alternative measure of operating performance to operating cash flows or as a measure of liquidity.

EBITDA and ADJUSTED EBITDA RECONCILIATION
EBITDA and ADJUSTED EBITDA RECONCILIATION	Fiscal year ended December 31,
Income Statement	2022	2021
	in millions of Reais, except %
Profit (Loss) attributed to Embraer shareholders	(953.7)	(274.8)
Profit attributed to non-controlling shareholders	(93.6)	7.2
Income tax and social contribution	(15.4)	389.1
Financial income (expenses), net	644.9	1,070.9
Monetary and exchange variations, net	(137.8)	(137.7)
Depreciation and amortization	974.2	1,055.2
EBITDA	418.6	2,109.9
EBITDA Margin	1.8%	9.3%
Restructuring Expenses (Not allocated)	-	66.9
Additional provision for expected credit losses during the pandemic (Services & Support business)	-	-
Impairment of the Defense and Security business	-	-
Impairment of the Executive Aviation business	-	(318.6)
Impairment of the Commercial Aviation business	-	-
Mark-to-market Republic shares (Commercial Aviation business)	(8.9)	(196.6)
Impairment - Assets held for sale	28.9	254.8
Expenses related to Eve's business	1,911.9	29.9
Adjusted EBITDA	2,350.5	1,946.3
Adjusted EBITDA Margin	10.0%	8.6%

EBIT and ADJUSTED EBIT RECONCILIATION	Fiscal year ended December 31,
Income Statement	2022	2021
	in millions of Reais, except %
Operating income before financial income (EBIT)	(555.6)	1,054.7
Restructuring Expenses (Not allocated)	-	66.9
Additional provision for expected credit losses during the pandemic (Services & Support business)	-	-
Impairment of the Defense & Security business	-	-
Impairment of the Executive Aviation business	-	(318.6)
Impairment of the Commercial Aviation business	-	-
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Mark-to-market Republic shares (Commercial Aviation business)	(8.9)	(196.6)
Impairment - Assets held for sale	-	-
Expenses related to Eve's business	28.9	254.8
Impairment of the Defense and Security business	1,911.8	29.9
Adjusted EBIT	1,376.4	891.1
% Margin with adjusted EBIT	Fiscal year ended December 31,	3.9%
RECONCILIATION EBIT and ADJUSTED EBIT	Fiscal year ended December 31,
Income Statement	2022	2021
	in millions of Reais, except %
Impairment - Ativos mantidos para venda	28,9	254,8
Gastos relacionados com o negócio da Eve	1.911,8	29,9
EBIT Ajustado	1.376,4	891,1
Margem % com EBIT ajustado	5,9%	3,9%

ADJUSTED NET INCOME RECONCILIATION	Fiscal year ended December 31,
Income Statement	2022	2021
	in millions of Reais, except %
Net income	(953.6)	(274.8)
Deferred taxes	(458.4)	220.2
Special items with effect on Adjusted Net Income	1,583.0	(108.0)
Restructuring Expenses (Not allocated)	-	44.2
Additional provision for expected credit losses during the pandemic (Services & Support business)		-
Impairment of the Defense & Security business	-	-
Impairment of the Executive Aviation business	-	(210.3)
Impairment of the Commercial Aviation business	-	-
Mark-to-market Republic shares (Commercial Aviation business)	(5.9)	(129.8)
Depreciation and Amortization Recognition IFRS 05 (Commercial Aviation business)	-	-
Impairment - Assets held for sale	19.1	168.2
Expenses related to Eve's business	1,569.8	19.7
Adjusted Net Income	171.0	(162.6)

	Fiscal year ended December 31,
Balance Sheet Data	2022	2021
	in millions of Reais, except %
Cash and cash equivalents	9,479.9	10,147.2
Financial investments	3,466.4	4,556.3
Total cash	12,946.3	14,703.5
Short-term financing	1,609.9	3,204.4
Long term financing	15,103.6	19,267.7
Total Financing	16,713.5	22,472.1
Net Cash / Net Debt	(3,767.2)	(7,768.6)
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EVE net debt	1,189.2	80.2
Net debt without EVE	(4,956.4)	(7,848.8)

(c)       Explain the reason why the Company understands that such measurement is more appropriate for the correct understanding of your financial condition and the results of its operations

In Embraer's understanding, EBIT and EBITDA show the true income from activities genuinely linked to our corporate purpose, being used internally as measures to assess productivity and efficiency and proving to be useful to assess the Company’s economic and financial performance. Therefore, they are presented by Embraer as the most appropriate non-accounting measurements for a correct understanding of its financial condition and the results of its operations.

For the adjusted EBIT and adjusted EBITDA measurements, we excluded non-recurring items, making it easier to compare the annual estimates released by the company

In the case of the Adjusted Net Income measure, by excluding the effects of deferred tax and non-recurring items, Embraer understands that it facilitates the understanding of the net income actually generated by the company.

Net Cash is used as an indicator of Embraer's liquidity and is widely used by the market.

Additionally, we believe that the use of the non-accounting measurements described above enable investors to follow changes in the indicators released by Embraer.

EBIT, EBIT Margin, Adjusted EBIT, Adjusted EBIT Margin, EBITDA, EBITDA Margin, Adjusted EBITDA and Adjusted EBITDA Margin are not measures of financial performance according to the Accounting Practices Adopted in Brazil, nor by the International Financial Reporting Standards (IFRS), issued by the International Accounting Standard Board (IASB), do not represent cash flows for the periods presented, should not be considered as substitutes for net income, as indicators of operating performance or as substitutes for cash flow as an indicator of the Company's liquidity, nor as a basis for dividend distribution. They do not have a standard meaning and may not be comparable to similarly titled measures provided by other companies.

2.6 - Events Subsequent to the Last Financial Statements

The issue of the Company’s individual and consolidated financial statements for December 31, 2022 was approved by the Board of Directors on March 9, 2023. The following subsequent events were reported in the financial statements:

US EXIM credit

Embraer closed a US$ 200 million credit transaction to finance purchases of inputs made by Embraer in the United States. This transaction became effective in January 2023, and disbursements will be made according to proof of purchases of inputs from suppliers. This credit was granted by Citibank and guaranteed by Exim Bank, the official US export credit agency.

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Investment in the MSW MultiCorp 2 fund

On January 27, 2023, Embraer announced an initial investment of R$ 20 million in MSW MultiCorp 2, managed by MSW Capital, for the purpose of attracting and boosting innovative Brazilian startups that have synergy with the Company’s innovation strategy.

On February 13, 2023, Embraer paid in the amount of R$ 1.3 million. As a result of this payment, Embraer Ventures now holds 40% of the membership units (cotas) of MSW MultiCorp.

2.7 – Income Allocation Policy

The Company's profit allocation policy for the last three fiscal years has not changed, and follows the determinations described in its Bylaws, as follows:

2022
a) Earnings retention rules

According to Law 6,404/76 and the Company's bylaws, the net income for the year will be allocated as follows:

(i) 5% (five percent) shall be allocated, before any other allocation, to the establishment of the legal reserve, which shall not exceed 20% of the capital stock;

(ii) an amount shall be allocated to the establishment of a contingency reserve and reversal of any such reserve established in previous fiscal years, pursuant to section 51, I of the Bylaws;

(iii) an amount shall be allocated to the Investment Reserve, which shall not exceed 80% of the capital stock, to which, by proposal of the Board of Directors, a portion of up to 75% of the adjusted net income for each fiscal year may be allocated, for the purpose of: (i) securing funds for investments in fixed assets, without prejudice to the retention of earnings pursuant to article 196 of Law No. 6,404/76; e (ii) increasing working capital; and also (iii) for carrying out redemption, reimbursement or acquisition of shares of the Company's capital stock.

The Company may not establish a legal reserve in the fiscal years in which the balance of such reserve, plus the amount of capital reserves referred to in paragraph 1 of article 182 of Law No. 6,404/76, exceeds 30% of the capital stock.

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a.i. Amounts of retained earnings (in millions of Reais)	Considering the lack of reserves, loss for the year in the total amount of R$ 953,656,213.82 to be recorded as "Accumulated Losses" in the Company's Shareholders' Equity
a.ii Percentages in relation to total declared earnings	Investment Subsidy Reserve: N/A Legal reserve: N/A Investment and working capital reserve: N/A
b) Dividend distribution rules

The Company’s shareholders shall be entitled to receive in each fiscal year, as a mandatory dividend, a percentage equivalent to 25% of the net income for the fiscal year, which shall be reduced or increased by the following amounts: (a) the amount allocated to the establishment of the legal reserve; and (b) the amount allocated to the establishment of a contingency reserve and reversal of any such reserve established in previous fiscal years;

The payment of dividends determined above may be limited to the amount of net income realized during the fiscal year, provided that the difference is recorded as an unrealized revenue reserve.

The profits recorded in the unrealized revenue reserve, once realized and to the extent not offset by losses in subsequent years, shall be added to the first dividend declared after realization.

The dividend provided for shall not be mandatory in the fiscal year in which the Board of Directors informs the Annual General Shareholders’ Meeting that such dividend is not consistent with the Company’s financial condition.

Profits that are not distributed pursuant to paragraph 1 of Section 51 of the Company’s Bylaws shall be recorded as a special reserve and, to the extent not offset by losses in subsequent fiscal years, shall be paid as a dividend as soon as the Company's financial condition so permits.

The Board of Directors may pay or credit, in each fiscal year, contingent on subsequent confirmation by the Annual General Shareholders' Meeting that reviews the financial statements for the fiscal year, interest on equity, in accordance with the applicable income tax law.

Interest on equity shall be attributed to the amount of dividends declared by the Company.

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c) Frequency of dividend distributions

Dividends are distributed annually after approval by the Annual General Shareholders’ Meeting.

When its economic and financial situation so permits, Embraer may anticipate the distribution of dividends on a quarterly basis through Interest on Equity (IOE).

The Board of Directors may resolve on the preparation of semi-annual balance sheets and declare Interim Dividends. It may also prepare a balance sheet and distribute dividends in shorter periods, provided that the total amount of dividends paid in each semester of the fiscal year does not exceed the amount of capital reserves.

The Board of Directors may declare dividends based on retained earnings or profit reserves recorded in the last annual or semi-annual balance sheet.

d) Any restrictions on the distribution of dividends imposed by legislation or special regulations applicable to the issuer, as well as contracts, judicial, administrative or arbitration decisions	Except for the provisions of Law No. 6,404/76 and our bylaws, we have no restrictions on the distribution of dividends imposed by legislation or regulation, by contracts, judicial, administrative or arbitration decisions.

e) if the issuer has a formally approved policy for allocation of income, informing the body responsible for the approval, date of approval and, in the event the issuer publishes the policy, locations on the World Wide Web where the document can be consulted.

Embraer has an Income Allocation Policy, which was approved by the Company’s Board of Directors on October 26, 2018, was filed with CVM in the category of the same name and is available on the website ri.embraer.com.br, at the Governance, Policies section.

2.8 - Material Items not Included in the Financial Statements (off-balance sheet items)

(a)       Assets and liabilities directly or indirectly held by the issuer that are not included in its balance sheet (off-balance sheet items), such as (i) operating lease-purchase agreements, assets and liabilities, (ii) written-off portfolios of receivables on which the entity has not substantially retained or transferred the risks and rewards of ownership of the transferred asset, indicating respective liabilities, (iii) agreements for the future purchase and sale of products or services, (iv) unfinished construction agreements and (v) agreements for future financing disbursements

As described in note 34 to the Company's Standardized Financial Statements (Demonstrações Financeiras Padronizadas - DFP) for December 31, 2022, in its ordinary course of business, the Company participates in certain operations that do not appear in its balance sheet (off-balance sheet), as follows:

Backstop commitments (Commercial Aviation)

In certain firm agreements for the sale of commercial jets included in the backlog, the Company has granted guarantees to provide financing for the delivery of these firm orders if the customer does not have other sufficient lines of credit at the time of delivery of the aircraft.

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Historically, the Company has been minimally sued by its customers during the deliveries of the E-Jets commercial jet family for the exercise of this guarantee, which demonstrates the existence of alternative sources of credit in the market for the transfer of these financing obligations and remote probability of exercise. In addition, Embraer retains ownership of the aircraft manufactured until there is effective settlement by the customer, thus not incurring any risk of loss.

With the purpose of mitigating exposure to credit risk, the exercise of this guarantee depends on the customer’s financial conditions on the date of communication of the exercise and conditions precedent to be fulfilled. If financing is provided, the Company maintains the financed aircraft as collateral in the financing structure.

Backlog

The Company has a backlog with unmet or partially met performance obligations. The amount of revenue allocated to unmet (or partially met) performance obligations, as of December 31, 2022, totaled US$ 17.5 billion, of which US$ 15.5 billion should be realized in the next 5 years, based on the Company’s estimate.

The Company recognizes revenue when (or to the extent that) the performance of an obligation is accomplished by transferring the promised good or service (i.e., an asset) to the customer. The asset is transferred when (or to the extent that) the customer obtains control over this asset.

(b)       Other Items not included in the Financial Statements

There are no other items that were not included in the financial statements.

2.9 - Comments on off-balance sheet items

We present below information related to the items mentioned in Item 2.8 of this Brazilian Annual Report (Formulário de Referência), as well as Management’s evaluation on the effects of those off-balance sheet items in the Company’s financial statements.

(a)       How these items change or may change revenue, expenses, operating income (expense), financial expenses or other items of the financial statements of the issuer

Backlog

The Company has a backlog with unmet or partially met performance obligations. The amount of revenue allocated to unmet (or partially met) performance obligations, as of December 31, 2022 totaled US$ 17.5 billion, of which US$ 15.5 billion should be realized in the next 5 years, based on the Company's estimate.

Backstop commitments (Commercial Aviation)

In order to mitigate exposure to credit risk, the exercise of this financing guarantee depends on the financial conditions of the client on the date of the notice of exercise and on conditions precedent to be met. If financing is granted, the Company maintains the financed aircraft as a guarantee in the financing structure. Other information regarding the scenario of financing agreement granting is provided in item 2.8.

(b)       Nature and purpose of the transaction

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For a description of the nature and purpose of each transaction, see item 2.8(a) of the Company’s Brazilian Annual Report (Formulário de Referência).

(c)       Nature and amount of obligations assumed and rights created in favor of the issuer as a result of the transaction

For a description of the amount of obligations assumed and rights created in favor of the Company as a result of off-balance sheet transactions, see item 2.8(a) of the Company’s Brazilian Annual Report (Formulário de Referência).

2.10 - Business Plan

(a)       Investments

(i)       Quantitative and qualitative description of ongoing and expected investments

The main investments in recent years have been aimed at Commercial and Executive Aviation.

In the Commercial Aviation segment, we highlight the development of the E2 jets, the second generation of the E-Jets family, consisting of the E175-E2, E190-E2 and E195-E2 models, which was launched in June 2013; the entry into service of the first model, the E190-E2, for the customer Wideroe, from Norway, took place in April 2018. In 2019, the E195-E2 was certified and entered into service in September of the same year, with the first delivery to AerCap and Azul Airlines. The E175 E2 performed its maiden flight in December 2019. On February 18, 2022, the Company released a Material Fact informing a three-year pause in the development of the E175-E2 Program, due to continuous discussions between the main US airlines and their respective pilot unions, regarding the maximum take-off weight (MTOW) for aircraft with up to 76 seats, as well the conditions of the global commercial aviation market and the continued interest in the current E175 jet in the US market. The Company expects the aircraft to enter service between 2027 and 2028. Until such previous period before the entrance into service, Embraer continues to offer the E175 jet of first generation of E-Jets, which is a market leader and the most efficient and comfortable commercial aircraft in the 76-seat category.

The Praetor 600 was certified and entered into service in the second quarter of 2019, followed by the Praetor 500, which was certified in the third quarter of 2019 and entered into service in the fourth quarter of 2019. The Praetor 600 and 500 jets stems from the jet platform Legacy 500/450.

Expenses related to the Defense & Security Business Unit development programs are investments predominantly made by its customers, which is the main customer of this business unit. A significant portion of these programs is defined as construction contracts. The revenue associated with such contracts is realized on a percentage of completion basis, as performance milestones are achieved.

In 2022, most of the Company's investments were related to the development of the E2, P2F (Passenger to Freighter), Executive Aviation and TurboProp commercial jet family.

The table below shows the investments in research and development (R&D) and Capex of the Company, in 2022, 2021 and 2020.

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	2022	2021
US$ million	Realized	Realized
R&D	229.8	209.5
Capex	66.1	39.3
Total	248.8	248.8

(ii)       Sources of funds for investments

Investments consist primarily of funds associated with the development of aircraft for the Commercial and Executive Aviation markets and of Investments in industrial capacity in Brazil and abroad. Generally, such investments derive from loan and financing operations with financial institutions and financing agencies, such as the Brazilian Social and Economic Development Bank (BNDES – Banco Nacional de Desenvolvimento Econômico e Social), and are characterized as contributions from risk partners and advances from customers.

The financial resources raised by the Company in 2022 are described in Item 2.1(f), of this Brazilian Annual Report (Formulário de Referência).

(iii)       Material ongoing and expected divestments

The Company has no material divestments in progress or expected for 2022.

(b)       Provided it has been disclosed, inform the purchase of plant, equipment, patents or other assets that should materially influence the production capacity of the issuer.

There has been no purchase of plant, equipment, patents or other assets that should materially influence the production capacity of the Company.

(c)       New products and services, informing (i) a description of ongoing research that has already been disclosed, (ii) total amounts invested by the company in research for the development of new products or services, (iii) ongoing projects that have already been disclosed; and (iv) total amounts invested by the issuer in the development of new products or services

Based on its business plans and monitoring of the global technological scenario, Embraer sets forth a technological development plan aiming to investigate and develop solutions for the main challenges the global aeronautic industry may face in the coming years in connection with design, development, production and commercialization of aircraft, in order to remain competitive. These preparatory efforts to apply advanced technologies will make aircraft lighter, quieter, more comfortable and efficient in terms of consumption of energy and emissions, and will decrease the time required to design and manufacture aircraft, while optimizing resources.

In order to expand the reach of the results and minimize the risks of developments, the Company’s pre-competitive research and development strategy is structured as a program that has as essential skills not only the ability to manage and execute multidisciplinary projects, but also to maintain and coordinate a network of development partners, integrating several institutions (universities, research institutes, development institutions and companies).

In 2022, the Company's total investment was US$ 295.9 million, of which US$ 119.8 million was earmarked for Product Development, US$ 110.0 million for Research and US$ 66.1 million for CAPEX. It is important to mention that the CAPEX amount described above excludes expenses related to property, plant and equipment, which total US$ 0.5 million, and primarily consist of programs in the Defense & Security segment. These expenses are deemed in the terms and conditions of their respective contracts as customer investments and, consequently, are not part of the Company's CAPEX estimate.

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The Company's investments are financed with equity and third-party capital.

(d)        Opportunities included in the issuer's business plan related to ESG issues

The aviation industry is under increasing pressure from governments, regulatory organizations and the general public to reduce emissions, the industry's main ESG challenge. In this regard, the industry has come together and committed itself to zero net carbon emissions by 2050, a goal that, to be achieved within the desired timescale, requires both manufacturers and airlines to employ radical new thinking and search for bold and feasible solutions.

Embraer recognizes the urgency of the climate crisis and is fully committed to a sustainable future. We are stepping up our efforts to minimize our carbon footprint while remaining dedicated to innovative solutions that have a broader impact for our customers, our local communities and society at large. Innovation and new technologies play an increasing role in the company's business plans, in the search for more sustainable operations.

Embraer understands that smaller aircraft will be the first platforms on which new propulsion systems will be introduced: this small-scale application - as in regional aircraft - will precede the gradual advancement of technologies in larger aircraft, which is seen as an opportunity for the company's business. Embraer's sustainability roadmap, with a product concept development plan, was announced at the end of 2021, and its success will depend on technological readiness to reach important milestones:

•	Starting today, Embraer's modern E2 is the most fuel-efficient single-aisle aircraft in commercial service, reducing emissions by more than 30% compared to the previous generation of aircraft. It is, immediately, an important instrument for reducing emissions by operators that have old fleets. Deliveries forecast for 2023 are between 65 – 70 commercial aircraft, 60% of which are for E2;
•	Between 2027 and 2030, Embraer intends to have its revolutionary new E2 turboprop flying on regional routes, 100% SAF compatible. With the company's strong track record in successful turboprop development, this aircraft is set to revolutionize the segment, reducing CO2 emissions by up to 15% compared to other aircraft in the industry. It will also be the world's first commercial aircraft designed to run 100% SAF from the start of operations. These new turboprops will be designed to fly in the busy short-haul segment of up to 150 seats, greatly reducing the sector's carbon emissions. In addition, the aircraft will be designed to facilitate integration with future hydrogen propulsion technologies;
•	After initial studies of four new aircraft concepts, with new propulsion architectures that use renewable energies, Embraer evolved, in 2022, in new advances of the “Energia Family” program. The company now focuses on two projects with nineteen to thirty seats for hybrid electric and hydrogen electric propulsion. The surveys have been developed based on Embraer's fifty-year technical experience, external contributions from airlines and joint studies with engine manufacturers. Both projects offer a real and viable path to zero carbon emissions. Developments continue and Embraer plans the first flight of its hydrogen-powered electric demonstrator in 2025. The first production aircraft could enter into commercial service in the mid-2030s.
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•	In the next decade, around 2045, we may see the first flight of Embraer's hydrogen-powered turboprop, and finally, by 2050, Embraer's goal is to have a hydrogen-powered E2 or similar-sized aircraft flying into the skies.

In addition to commercial aviation, urban air mobility is an important vector of opportunities for Embraer's business. The development of “eVTOL” – electric vertical take-off and landing vehicle, 100% electric with zero emission and low noise is in progress. Eve (an Embraer group company) market-leading backlog currently has an order backlog of up to two thousand seven hundred and seventy eVTOLs. In 2026, eVTOL should be transporting passengers through cities, transforming the mobility of metropolises.

These are certainly bold and ambitious steps, but with more than 50 years of experience in the regional market, manufacturing efficiencies combined with an extremely competitive cost structure, Embraer is ideally positioned to bring disruptive technologies to smaller aircraft platforms. The company is also fostering new partnerships and working closely with leading universities and academic institutions to address challenges in energy collection, storage and thermal management, as well as exploring new ways to make business operations more efficient with its global customers and governments.

The next two decades will be ones of transformation in regional aviation, with the low carbon considerations inherently associated with the development of any new product. But the ESG challenges have been driving Embraer into other activities as well. In 2021, the company assumed environmental commitments linked to its production processes: (i) carbon neutral growth as of 2020; (ii) carbon neutrality of its operations in 2040; and (iii) electricity from 100% renewable sources in 2030. In 2022, the goals evolved and gained concrete actions on several fronts, such as:

•	Definition of the electricity purchase agreement that ensures that 100% of the electricity acquired by Embraer in Brazil comes from renewable wind and solar sources as of 2024. With this agreement and the acquisition of Renewable Energy Certificates (RECs), Embraer will zero its Scope 2 carbon emissions in Brazil one year earlier than announced in its corporate target. Electricity consumption in its operations in Brazil represents around 70% of the total consumed in all its operations worldwide. In 2022, studies and discussions were also started with teams in Portugal and the United States so that, by 2030, 100% of the electricity consumed by Embraer will come from renewable sources in all its operations around the world.
•	Signature of a Letter of Intent with Raízen (a global bioenergy company) with a commitment to encourage the development of the production ecosystem of sustainable aviation fuel – SAF, reinforcing the sustainability agenda of both companies. Among all the intentions, Embraer seeks to become the first company to use this fuel to be produced in Brazil, which may be distributed by Raízen. This initiative benefits the air transport sector around the world, and the use of this type of technology is an essential part of Embraer's strategy regarding carbon neutrality in operations until 2040.
•	Successful test performance with engines using 100% SAF on the E195-E2 aircraft. The aircraft completed two days of ground testing at Fort Lauderdale International Airport in Florida, followed by an additional 70 minutes of flight testing at Vero Beach Regional Airport, also in Florida. Future fuel specifications will allow blends of up to 100% SAF to maximize carbon emission reduction potential.

In the social area, Embraer seeks to be a plural and humane company that respects the individuality of each employee. Valuing characteristics and behaviors, the company emphasizes that every human being is part of a process, and always seeks to provide the necessary support for its employees to perform their duties with a sense of belonging.

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Embraer, with its focus on the inclusion and representation of all people, and efforts aimed at ensuring that minority or underrepresented groups are a genuine part of the company, has corporate goals for Diversity & Inclusion, which are a central issue of its culture:

•	Continuous Diversity & Inclusion training
•	Commitment to have 50% diversity in hiring
•	25% of women in the Master's Program in Aeronautical Engineering
•	20% of women in senior leadership positions

Externally, for more than 20 years, the Embraer Institute of Education and Research has supported education in Brazil to build a fairer and more inclusive country, running two full-time high schools for students from public schools and low income families in São José dos Campos and Botucatu, in the countryside of São Paulo. There is also a contingent of paying students (20% of the total student body), reaching a total of 800 students in 2022. More than 4,000 young people have graduated from high school since the creation of Embraer Schools.

2.11 - Others Material Factors

The Company should disclose in this item information about expenses with advertisement, sponsorships, partnerships and agreements (convênios), as well as the criteria used to allocate funds to these expenses.

In 2022, the Company's advertising expenses totaled approximately R$ 146 million, of which the majority of the expenses are for fairs and exhibitions, advertising campaigns and other promotional activities. Business areas request these expenses annually and they are submitted to the company's management for approval, in order to enable the marketing efforts of products and services.

Impacts of the COVID-19 pandemic

The monitoring the impacts of the pandemic on business units is detailed below:

Defense & Security

In the 4th quarter of 2022, the Defense & Security business continues to be affected by the global pandemic caused by COVID-19 in the aeronautical sector, both in its operation and in the supply chain. The production level of manufacturers has shown signs of recovery, but below the pre-pandemic period, compromising their ability to supply parts and products on time. Material import and export logistics still suffer from cycles and higher costs. The Company continues to take the actions required to overcome the challenges imposed by COVID-19 and minimize impacts on Defense deliveries, in addition to monitoring health measures to combat COVID-19.

On October 21, 2022, Embraer reached a new contractual agreement with the Brazilian Air Force (Força Aérea Brasileira - FAB), reducing from 22 to 19 the total number of KC-390 Millennium aircraft, with deliveries until 2034. This negotiation was concluded between the parts successfully, preserving the Company’s cash flow, ensuring the economic and financial viability of the project, and definitively ending the possibility of new unilateral reductions, in accordance with the law.

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Executive Aviation

During 2022, the Executive Aviation business continued its recovery path in the face of the post-pandemic scenario. The effects of COVID-19 and its variants on demand did not have significant negative impacts during the year and the main risks to market growth lie in the possibility of interruptions in the supply of some parts and inputs for fleet maintenance and the manufacture of new aircraft.

As of the date of this report, the production lines of our Executive Aviation products are able to maintain planned supply levels, without major shortages. The Company continues to oversee risks and control the supply chain, accommodating demand to avoid obstacles that may still arise from this global crisis.

In 2022, there were no postponements or cancellations of orders. The Company delivered a total of 102 executive jets in 2022, thus achieving a growth of 9.6% compared to the volume delivered in the previous year.

Commercial Aviation

Regarding the Commercial Aviation business, the extensive interruption in traffic caused by COVID-19 affected the operations of our suppliers and customers around the world, in similar ways to those observed in the sector worldwide. Due to COVID-19, the industrial sector is suffering impacts related to the supply chain, which has affected Embraer in the same way. In 2022, the biggest impacts were caused by delays from suppliers.

Services & Support

Embraer Services & Support is a business unit focused on providing parts, flight hour solutions, maintenance, training and engineering products and services to Embraer operators in the Commercial, Executive, Defense and Security segments.

Embraer maintained positive results through its ability to meet customer needs, convert commercial opportunities into new business and contract renewals, as the market was gradually and cautiously resuming its activities.

The slight year-over-year revenue improvement comes despite ongoing challenges in the aerospace industry as a result of the pandemic. The most critical challenge is the worldwide shortage of materials and supply chain constraints that are affecting the availability of spare parts inventories, delaying repair times and increasing the amount of backordered items.

The trend is the increase of international and domestic commercial flights. In executive jet aviation, the numbers are above the pre-pandemic levels.

Russia – Ukraine conflict

The Company, in compliance with sanctions imposed on Russia, Belarus and certain regions of Ukraine by the laws of the jurisdictions to which it is subject, has suspended the supply of parts, maintenance and technical support to customers affected by said sanctions.

The Company continues to monitor its supply chain in the face of uncertainties related to the conflict between Russia and Ukraine and the challenges of the current macroeconomic scenario, as well as the impacts of inflation, gas and energy prices. Management will continue to monitor the evolution and developments of the conflict and its impacts on the Company's operations, customers and suppliers.

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As of December 31, 2022, the Company has no material assets or liabilities exposed to Russia, Belarus or Ukraine, therefore, no material accounting impact has been identified up to the date of authorization for the issuance of these financial statements.

Pause in the development of the E175-E2 Program

On February 18, 2022, the Board of Directors approved the three-year pause in the E175-E2 jet development program. As has occurred on previous occasions, the rescheduling of activities is associated with ongoing discussions between the main US airlines and their respective pilot unions regarding the maximum take-off weight limit (MTOW) for aircraft with up to 76 seats, as well as global commercial aviation market conditions and continued interest in the current E175 jet in the US market.

The Company expects to resume the development activities of the E175-E2 Program after the period indicated above, which will result in the rescheduling of the entry into service of the aircraft between 2027 and 2028.

The developments in the future cash flows of the cash generating unit (CGU) of the E2 Platform related to the decision to pause for 3 years the development of the E175-E2 program, were considered by the Management in the impairment test of the CGU for the reference date of 31 December 2022 and did not result in impairment losses. In addition, no new impairment indicators were identified in this CGU for the reference date of December 31, 2022.

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Annex II – OPINION AND REPORT OF THE AUDIT, RISK AND ETHICS COMMITTEE

(Report for the purposes of item VII of art. 27 of CVM Resolution 80/22 and Opinion in compliance with item III of the sole paragraph of art. 10 of CVM Resolution 81/22)

Opinion and Summary Report on the Work of the Audit, Risk and Ethics Committee

Pursuant to the provisions of its Internal Regulations, the Audit, Risk and Ethics Committee (“Committee”) of Embraer S.A. (“Embraer” or “Company”) is responsible for advising the Board of Directors with a focus on the following matters:

(a)	supervision and proposal of reviews of the most relevant risks of an operational, strategic, financial, regulatory or cybernetic nature in the markets managed by the Company, through the diagnosis of the risk sources of Embraer’s activities and its strategy;
(b)	assessment of the suitability of risk management and assessment models, as well as adherence tests and validation of the models used;
(c)	analysis and opinion on corporate risk management guidelines and policies, primarily regarding risk appetite and risk culture;
(d)	analysis and opinion on management and accounting information disclosed to the public and regulatory bodies regarding the Company’s risk profile and control;
(e)	assessment of the suitability of human and financial resources allocated to risk management;
(f)	assessment of the suitability of the Company’s Code of Ethics and Conduct and Helpline;
(g)	monitoring of investigations and corrective measures related to violations of the Company’s Code of Ethics and Conduct, being able to conduct them directly whenever it deems necessary;

(h) monitoring of the suitability of the Data Protection Office structure, as well as monitoring of the progress of activities and initiatives related to the protection of personal data; and

(i)	assessment of the suitability of the Company’s cybersecurity strategy and actions, including short- and long-term action plans for monitoring and dealing with possible cyberattacks.

In addition, the Committee performs the duties of (i) an Audit Committee for purposes of US law, especially the “Sarbanes-Oxley Act”, (ii) a Statutory Audit Committee, pursuant to Resolution 80, of March 29, 2022 (“CVM Resolution 80”), of the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários – “CVM”), and (iii) an Ethics and Conduct Committee.

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The Committee’s duties are performed based on information received from the Management, external auditors, internal audit, the compliance area and those responsible for managing risks and internal controls and for preparing financial statements.

João Cox Neto is the Committee’s coordinator and audit committee financial expert.

The Committee's Internal Regulations were reviewed in 2022 to update its powers, including greater detailing of the Company’s risk activities.

Committee Activities for the 2022 Fiscal Year

The Committee met 10 times from January 3 to November 22, 2022 to assess and analyze the matters under the Committee’s powers, including the matters highlighted below. The Chairman of the Board of Directors, the Chief Executive Officer and the Executive Vice-President for Finance and Investor Relations of the Company are permanent guests at the Committee’s meetings.

1.	Internal Control and Risk Management System

During the 2022 financial year, the Committee assessed, in meetings with the Risk and Internal Control Management, aspects related to Embraer’s risk management and control, with the monitoring of assessment cycle.

The corporate risk management map underwent an improvement project in 2022 as part of a structured work by the Company’s Risk and Internal Control area, with close monitoring by the Committee.

The risk management area underwent an evolution in process management, from the risk identification phase to its reporting and monitoring.

The Company’s Risk Management Policy was reviewed in 2022, to detail activities such as scope and application, guidelines and performance.

The business combination described in item 6.2 of this Report resulted in accounting impacts of the de-SPAC process for the consolidated financial statements of Evel Holding and, consequently, of Embraer. Such impacts were subject to a restatement of the financial statements for the 2nd quarter of 2022, which was monitored and included recommendations by the Committee. Opportunities for improving Embraer's internal controls were identified and the respective action plan was duly prepared, implemented and satisfactorily completed within the 2022 fiscal year, with the validation of the independent auditor.

The Committee, based on the information brought to its attention, records as positive the efforts made in order to ensure the effectiveness of the Company’s internal control and risk management systems.

2.	External Audit

On January 10, 2022, KPMG Auditores Independentes Ltda. was hired by Embraer to act as the Company’s new independent auditor, replacing Pricewaterhousecoopers Auditores Independentes. KPMG’s work began with the review of the quarterly information for the 1st quarter of 2022. The change was made due to the periodic and planned change of independent auditors by the Company and PricewaterhouseCoopers Auditores Independentes expressed its agreement with the aforementioned change.

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The Committee maintains a periodic communication channel with the external auditors for wide discussion of the results of its work and relevant accounting aspects, in a manner that allows its members to base their opinion on the accuracy of the financial statements and financial reports. In 2022, the Committee met with the Company’s external auditors on 5 occasions.

The Committee monitored the activities of the independent external auditors in order to assess their independence, quality and adequacy of the services provided to the Company.

3.	Internal Audit

The Committee monitored the audit process carried out by the Internal Audit area, by holding periodic meetings to monitor the execution of the audit plan for the 2022 fiscal year. In addition, it assessed and recommended the approval of the planning of its work related to the 2023 fiscal year to the Board of Directors, and such plan was approved in December 2022.

The Committee assesses the scope and quality of the works carried out by the Internal Audit as positive. The results of these works, presented at 6 Committee meetings in 2022, did not bring to Committee’s attention the existence of risks that could materially affect the Company’s sustainability.

4.	Legal and Compliance

The Committee followed and monitored, through detailed presentations made by the Executive Vice-Presidency for Legal Affairs and Compliance, the improvement and evolution of the Compliance Program, highlighting in 2022:

(i)	the review of Compliance processes called “Office Kaizen”;

(ii)	the implementation of the new Compliance portal, Lextegrity;

(iii)	the simplification of the third-party due diligence process for low-risk cases;

(iv)	the Export Control project, with the review of the Export Control Policy to change the procedure for restricting countries and persons, as well as the implementation of new procedures, training plan, review of processes and their roles and responsibilities, establishment of governance with method and metrics and a review of the IT systems that support the Trade Compliance processes; and

(v)	the Committee’s recommendations for implementing measures to improve (1) classification, addressing and dynamism in completing investigations of Helpline reports, with backlog reduction; as well as (2) the manner in which the Helpline reports are presented, with more detailed information about the investigations, review of the metrics of various elements of the Compliance Program (due diligence KPIs).
5.	Individual and Consolidated Financial Statements
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The Committee analyzed the procedures involved in the process of preparing individual and consolidated balance sheets and the notes to the Company’s financial statements. The Committee examined the Company’s internal controls, the relevant accounting practices used by Embraer in the preparation of the financial statements. It was verified that they are in accordance with accounting practices adopted in Brazil and with international financial reporting standards (IFRS). The Committee also based its analysis on the unqualified opinion of the independent auditors.

6. Other relevant matters:

6.1 Cyber security

The Committee followed and monitored, through presentations by the information technology area, the plans to reinforce the Company’s cyber security and the implementation of the NIST Framework.

6.2 Partnerships and corporate restructurings

On May 9, 2022, pursuant to the terms of the Business Combination Agreement entered into on December 21, 2021 by Embraer, together with two of its subsidiaries, Embraer Aircraft Holding, Inc. (“EAH”) and Eve UAM, LLC (“Eve”), and Zanite Acquisition Corp. (“Zanite”), a special purpose acquisition company (SPAC), the transaction was closed through a full exchange of Eve units, held by EAH, for 220,000,000 common shares of Zanite. As a result, Eve became a wholly owned subsidiary of Zanite, which changed its corporate name to Eve Holding, Inc. (“de-SPAC process”). Eve Holding, Inc. (EVEX) is classified as an emerging growth company and non-accelerated filer with shares listed on the New York Stock Exchange (NYSE). Embraer owns a 90.2% interest in EVEX after the completion of the de-SPAC process.

The Committee, as an advisory body to the Board of Directors, considered it necessary to hire KPMG in the United States as an accounting expert with extensive experience in transactions involving SPACs. The law firms Skadden Arps Slate Meagher & Flom and Mattos Filho Advogados were also hired. The transaction was treated as an unusual event given its uniqueness for Embraer, as well as its complexity and the growing scrutiny of regulators in relation to these transactions.

6.3. Data Protection Office

In compliance with the General Data Protection Law, Embraer has the structure of the Data Protection Office, or DPO, based on the principle of interdependence between key areas of the Company, under the leadership of the Executive Vice President for Legal Affairs and Compliance.

In 2022, the DPO reported to the Committee, submitting semiannual visibilities regarding (i) the definition of the approach to any corporate risks arising from the Company’s activities; and (ii) the development of privacy activities and initiatives and any material operational difficulties and critical privacy indicators.

6.4 Review of the Policy on trading in Company securities and disclosure of material information and preservation of confidentiality

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During 2022, the Committee worked on the proposed review of the Policy on Trading in Company Securities and Disclosure of Material Information and Preservation of Confidentiality. The purpose of the review was to adjust the Policy to the changes brought about by CVM Resolution No. 44/2021, the inclusion of provisions to complement definitions.

In this context, the Committee made recommendations to the Board of Directors regarding the approval of the Policy review.

6.5 Non-audit services engagement Policy

During 2022, the Committee worked on the review of the non-audit services engagement Policy to adjust the engagement guidelines, as well as the list of non-audit services.

In this context, the Committee made recommendations to the Board of Directors, which approved the Policy review.

7.	Recommendations

Throughout the 2022 fiscal year, the Committee reported the progress of its work to the Board of Directors in all its ordinary meetings, presenting opinions and making recommendations on various matters under its responsibility.

8.	Opinion on the Consolidated Financial Statements – Dec. 31,2022

The Committee recommends the approval by the Board of Directors of Embraer´s consolidated financial statements for the year ended December 31, 2022 prepared by the Board of Executive Officers and audited by the independent auditors.

São José dos Campos, March 9, 2023.

João Cox Neto
Claudia Sender Ramirez
Raul Calfat
Vanessa Claro Lopes
Sérgio Eraldo de Salles Pinto

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Annex III – INFORMATION ABOUT THE CANDIDATES FOR THE BOARD OF DIRECTORS

(Items 7.3 to 7.6 of the Brazilian Annual Report (Formulário de Referência) as per CVM Resolution 80/22)

7.3	- Composition and professional experience of the management

Information regarding the candidates on the slate proposed for the Board of Directors:

Name	Date of Birth	Management Body	Date of election	Term of office	Number of consecutive terms
Individual Taxpayer Registry (CPF)	Profession	Elected as	Date of investiture	Elected by the controlling shareholder
Other positions and role held with the Company			Description of other position / role
Alexandre Gonçalves Silva	March 6,1945	Member only of the Board of Directors	Apr. 28, 2023	2 years	7
022.153.817-87	Engineer	Chairman of the Board of Directors Independent	Apr. 28, 2023	No
No
Professional experience / Statement of any adverse judgments
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Main professional experience in the last five years:

(i) Embraer S.A.: Member of the Board of Directors since 2011 and Chairman of the Board of Directors since 2012. Company’s Main Activity: Aeronautics.

(ii) Iochpe-Maxion.: Member of the Board of Directors since 2019. Company’s Main Activity: Auto parts

(iii) Grupo Ultra: Member of the Board of Directors from 2015 to April 2021. Company’s Main Activity: Energy.

(iv) Vale S.A.: Independent Member of the Nomination Committee. Main Business Activity: Mining.

(vi) Votorantim Cimentos: Member of the Board of Directors from 2016 to 2020. Company’s Main Activity: Civil Construction.

(vii) Fibria: Member of the Board of Directors from 2010 to January 2019. Company’s Main Activity: Pulp.

Management positions held in other companies or third sector organizations: Mr. Alexandre Gonçalves Silva also holds management positions in other companies or third sector organizations, at the American Chamber of Commerce - AMCHAM, as a Member of the Board of Directors since 2003.

Education: Mechanical Engineering degree from Pontifícia Universidade Católica do Rio de Janeiro - PUC

Statements: The Company declares that it is not aware of any of the following events that may have occurred in the last five years: (i) any criminal conviction, even if not yet final and unappealable, with an indication of the stage of the proceeding; (ii) any adverse judgment under administrative proceedings with the CVM and penalties applied, even if not yet final and unappealable, indicating whether the relevant proceeding is pending appeal with the Appeal Board of the Brazilian Financial System; (iii) any final and unappealable judicial or administrative judgment that suspended or disqualified him to exercise any professional or business activity.

Mr. Alexandre Gonçalves Silva declared to the Company that he is an independent member, in accordance with the independence criteria defined in the Novo Mercado Regulations.

Mr. Alexandre Gonçalves Silva declared to the Company that he is not a politically exposed person as defined in the applicable regulation.

Name	Date of Birth	Management Body	Date of election	Term of office	Number of consecutive terms
Individual Taxpayer Registry (CPF)	Profession	Elected as	Date of investiture	Elected by the controlling shareholder
Other positions and role held with the Company			Description of other position / role
Raul Calfat	Dec. 4, 1952	Member only of the Board of Directors	Apr. 28, 2023	2 years	4
635.261.408-63	Business Administrator	Vice-Chairman and independent member of the Board of Directors	Apr. 28, 2023	No
Coordinator of the Strategy and Innovation Committee and member of the Audit, Risk and Ethics Committee
Professional experience / Statement of any adverse judgments
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Main professional experiences in the last five years:

(i)      Embraer S.A.: Member of the Board of Directors since 2017 and Vice-Chairman of the Board of Directors since 2020. Company’s Main Activity: Aeronautics.

(ii)     Aché Laboratórios Farmacêuticos S.A.: Chairman of the Board of Directors of Aché Laboratórios Farmacêuticos S.A. since September 2018. Company’s Main Activity: Pharmaceuticals.

(iii)    Dexco S.A.: Independent member of the Board of Directors since 2015. Company’s Main Activity: Wood panels and bathroom fixtures.

(iv) Fleury: Independent member of the Board of Directors since April 2021. Company’s Main Activity: diagnostic imaging and clinical analysis

(i) Votorantim S.A.: Chief Executive Officer until 2013 and Chairman of the Board of Directors from 2014 to April 2019. Company’s Main Activity: Industrial Conglomerate.

Management positions held in other companies or third sector organizations: Mr. Raul Calfat does not hold management positions in other companies or third sector organizations.

Education: Bachelor’s degree in Business Management from Fundação Getúlio Vargas School of Business Management obtained in 1974.

Statements: The Company declares that it is not aware of any of the following events that may have occurred in the last five years: (i) any criminal conviction, even if not yet final and unappealable, with an indication of the stage of the proceeding; (ii) any adverse judgment under administrative proceedings with the CVM and penalties applied, even if not yet final and unappealable, indicating whether the relevant proceeding is pending appeal with the Appeal Board of the Brazilian Financial System; (iii) any final and unappealable judicial or administrative judgment that suspended or disqualified him to exercise any professional or business activity.

Mr. Raul Calfat declared to the Company that he is an independent member, in accordance with the independence criteria defined in the Novo Mercado Regulations.

Mr. Raul Calfat declared to the Company that he is not a politically exposed person as defined in the applicable regulation.

Name	Date of Birth	Management Body	Date of election	Term of office	Number of consecutive terms
Individual Taxpayer Registry (CPF)	Profession	Elected as	Date of investiture	Elected by the controlling shareholder
Other positions and role held with the Company			Description of other position / role
63

Dan Ioschpe	Feb. 25,1965	Member only of the Board of Directors	Apr. 28, 2023	2 years	3
439.240.690-34	Administrator	Independent effective member of the Board of Directors	Apr. 28, 2023	No
Member of the Strategy and Innovation Committee
Professional experience / Statement of any adverse judgments
64

Main professional experiences in the last five years:

(i) Embraer S.A.: Member of the Board of Directors since May 2020. Company’s Main Activity: Aeronautics.

(ii) Iochpe-Maxion.: Chief Executive Officer from 1998 to 2014 and Chairman of the Board of Directors since 2014. Company’s Main Activity: Auto parts.

(iii) Cosan S.A.: Member of the Board of Directors since 2014. Main Business Activity: Fuels and Energy.

(iv) WEG S.A.: Independent member of the Board of Directors since 2012. Company’s Main Activity: Electrical equipment.

(v) Marcopolo S.A.: Independent member of the Board of Directors since 2018. Company’s Main Activity: Bus manufacturer.

(vi) BRF S.A.: Independent member of the Board of Directors from 2018 to 2022. Company’s Main Activity: Food.

(vii) Profarma S.A.: Independent member of the Board of Directors from 2006 to 2020. Company’s Main Activity: Distribution and retail of pharmaceuticals

Management positions held in other companies or third sector organizations: Mr. Dan Ioschpe also holds management positions in other companies or third sector organizations, namely: Chairman of the Board of Directors of Sindipeças since 2016; President of FET / CNI (Fórum das Empresas Transnacionais of CNI) from 2017 to 2019 and Chairman of the Board of IEDI since 2019. He is also a member of the Boards of SESI/SP and ABDI since 2020 and Vice President of FIESP since 2022.

Education: Bachelor's degree in Journalism from Universidade Federal do RS (UFRGS), obtained in 1986, specialized in Marketing at Escola Superior de Propaganda e Marketing – ESPM/SP in 1988 and MBA from Amos Tuck School, Dartmouth College, USA in 1991.

Statements: The Company declares that it is not aware of any of the following events that may have occurred in the last five years: (i) any criminal conviction, even if not yet final and unappealable, with an indication of the stage of the proceeding; (ii) any adverse judgment under administrative proceedings with the CVM and penalties applied, even if not yet final and unappealable, indicating whether the relevant proceeding is pending appeal with the Appeal Board of the Brazilian Financial System; (iii) any final and unappealable judicial or administrative judgment that suspended or disqualified him to exercise any professional or business activity.

Mr. Dan Ioschpe declared to the Company that he is an independent member, in accordance with the independence criteria defined in the Novo Mercado Regulations.

Mr. Dan Ioschpe declared to the Company that he is not a politically exposed person as defined in the applicable regulation.

Name	Date of Birth	Management Body	Date of election	Term of office	Number of consecutive terms
Individual Taxpayer Registry (CPF)	Profession	Elected as	Date of investiture	Elected by the controlling shareholder
Other positions and role held with the Company			Description of other position / role
Márcio Fernando Elias Rosa	Sep. 20, 1962	Board of Directors	Apr. 28, 2023	2 years
037.166.398-93	Lawyer	Independent effective member of the Board of Directors	Apr. 28, 2023	No
No
Professional experience / Statement of any adverse judgments
65

Main professional experiences in the last five years:

(i)   Executive Secretary of the Ministry of Development, Industry, Commerce and Services (MDIC), since 2023;

(ii)  Terra Tavares Ferrari Schenk Elias Rosa Advogados: Attorney, from 2019 to 2023. Company’s Main Activity: Law Firm.

Management positions held in other companies or third sector organizations: Mr. Márcio Fernando Elias Rosa does not hold management positions in other companies or third sector organizations.

Education: Bachelor of Laws from Instituição Toledo de Ensino de Bauru SP, and Master and Doctor in State Law from the Pontifícia Universidade Católica de São Paulo.

Statements: The Company declares that it is not aware of any of the following events that may have occurred in the last five years: (i) any criminal conviction, even if not yet final and unappealable, with an indication of the stage of the proceeding; (ii) any adverse judgment under administrative proceedings with the CVM and penalties applied, even if not yet final and unappealable, indicating whether the relevant proceeding is pending appeal with the Appeal Board of the Brazilian Financial System; (iii) any final and unappealable judicial or administrative judgment that suspended or disqualified her to exercise any professional or business activity.

Name	Date of Birth	Management Body	Date of election	Term of office	Number of consecutive terms
Individual Taxpayer Registry (CPF)	Profession	Elected as	Date of investiture	Elected by the controlling shareholder
Other positions and role held with the Company			Description of other position / role
Mauro Gentile Rodrigues da Cunha	Nov. 6, 1971	Member only of the Board of Directors	Apr. 28, 2023	2 years
004.275.077-66	Consultant	Independent effective member of the Board of Directors	Apr. 28, 2023	No
No
Professional experience / Statement of any adverse judgments
66

Main professional experiences in the last five years:

(i) Vale S.A.: Member of the Board of Directors since 2021, Coordinator of the Governance and Compensation Committee since 2021, and member of the Sustainability Committee, since 2022. Company’s Main Activity: Mining.

(ii) Klabin S.A.: Member of the Board of Directors, since 2019. Company’s Main Activity: Pulp and Paper.

(iii) BrMalls S.A: Member of the Board of Directors, since 2016, Coordinator of the Compensation Committee since 2016 and Coordinator of the Audit Committee, since 2021. Company’s Main Activity: Retail and Real Estate.

(iv) Eletrobrás S.A.: Member of the Board of Directors and Coordinator of the Audit Committee, from 2018 to 2021. Company’s Main Activity: Energy.

(v) Totvs S.A: Member of the Board of Directors and member of the Audit Committee, from 2016 to 2022 and member of the Nominating Committee from 2016 to 2020. Company’s Main Activity: Technology.

(vi) Caixa Econômica Federal.: Chairman of the Board of Directors, Coordinator of the Investigation Committee and member of the Compensation Committee from 2019 to 2020.

Management positions held in other companies or third sector organizations: Mr. Mauro Gentile Rodrigues da Cunha does not hold management positions in other companies or third sector organizations.

Education: Graduated in Economics from the Pontifícia Universidade Católica of Rio de Janeiro and with an MBA from the University of Chicago.

Statements: The Company declares that it is not aware of any of the following events that may have occurred in the last five years: (i) any criminal conviction, even if not yet final and unappealable, with an indication of the stage of the proceeding; (ii) any adverse judgment under administrative proceedings with the CVM and penalties applied, even if not yet final and unappealable, indicating whether the relevant proceeding is pending appeal with the Appeal Board of the Brazilian Financial System; (iii) any final and unappealable judicial or administrative judgment that suspended or disqualified him to exercise any professional or business activity.

Mr. Mauro Gentile Rodrigues da Cunha declared to the Company that he is an independent member, in accordance with the independence criteria defined in the Novo Mercado Regulations.

Mr. Mauro Gentile Rodrigues da Cunha declared to the Company that he is not a politically exposed person as defined in the applicable regulation.

Name	Date of Birth	Management Body	Date of election	Term of office	Number of consecutive terms
Individual Taxpayer Registry (CPF)	Profession	Elected as	Date of investiture	Elected by the controlling shareholder
Other positions and role held with the Company			Description of other position / role
Claudia Sender Ramirez	Oct. 30, 1974	Member only of the Board of Directors	Apr. 28, 2023	2 years	2
282.612.068-90	Engineer	Independent effective member of the Board of Directors	Apr. 28, 2023	No
No
Professional experience / Statement of any adverse judgments
67

Main professional experiences in the last five years:

(i) Embraer S.A.: Member of the Board of Directors since April 2021. Company’s Main Activity: Aeronautics.

(iii) Holcim: Member of the Board of Directors since 2019. Main Activity: Materials and Solutions for Construction.

(iv) Telefônica: Member of the Board of Directors since 2019. Company’s Main Activity: Telephony.

(v) Gerdau S.A.: Member of the Board of Directors since 2019. Company’s Main Activity: Metallurgy.

(ii) Latam Airlines: Senior Vice President for Clients at Latam Airlines from 2017 to 2019.

Management positions held in other companies or third sector organizations: Mrs. Claudia Sender Ramirez also holds management positions in other companies or third sector organizations, namely: member of the Board of Directors of Hospital Israelita Albert Einstein since 2019; member of the Board of Directors of Amigos do Bem since 2015; member of the Board of Directors of Gastromotiva since 2020 and member of the Board of Directors of Instituto Tecnologia e Sociedade since 2020. Claudia reported that she has been a Member of the Council for Social and Economic Development (CDES)

Education: Bachelor’s degree of Chemical Engineering from the Polytechnic School of the Universidade de São Paulo, obtained in 1998 and MBA degree from Harvard Business School, obtained in 2002.

Statements: Claudia Sender Ramirez declared to the Company that she is an independent member, in accordance with the independence criteria defined in the Novo Mercado Regulations.

The Company declares that it is not aware of any of the following events that may have occurred in the last five years: (i) any criminal conviction, even if not yet final and unappealable, with an indication of the stage of the proceeding; (ii) any adverse judgment under administrative proceedings with the CVM and penalties applied, even if not yet final and unappealable, indicating whether the relevant proceeding is pending appeal with the Appeal Board of the Brazilian Financial System; (iii) any final and unappealable judicial or administrative judgment that suspended or disqualified her to exercise any professional or business activity.

Mrs. Claudia Sender Ramirez declared to the Company that she is not a politically exposed person as defined in the applicable regulation.

Name	Date of Birth	Management Body	Date of election	Term of office	Number of consecutive terms
Individual Taxpayer Registry (CPF)	Profession	Elected as	Date of investiture	Elected by the controlling shareholder
Other positions and role held with the Company			Description of other position / role
Todd Messer Freeman	Dec. 20, 1959	Member only of the Board of Directors	Apr. 28, 2023	2 years	2
68

000.000.000-00	Administrator	Independent (effective) member of the Board of Directors	Apr. 28, 2023	No
Member of the Strategy and Innovation Committee
Professional experience / Statement of any adverse judgments

Main professional experiences in the last five years:

(i)   Embraer S.A.: Member of the Board of Directors since September 2021. Company’s Main Activity: Aeronautics.

(ii)  Nordic Aviation Capital: Special Advisor to the President from 2019 to 2022. Company’s Main Activity: Aircraft Leasing.

Management positions held in other companies or third sector organizations: Mr. Todd M. Freeman holds the following positions in other companies or third sector organizations: (a) Chairman of the Executive Committee of Airlink;

Education: BA from Lehigh University in Accounting & Finance in 1982 and MBA in Finance & Strategic Planning obtained in 1987 from the Wharton School of the University of Pennsylvania and M.A. International Studies, obtained in 1987.

Statements: The Company declares that it is not aware of any of the following events that may have occurred in the last five years: (i) any criminal conviction, even if not yet final and unappealable, with an indication of the stage of the proceeding; (ii) any adverse judgment under administrative proceedings with the CVM and penalties applied, even if not yet final and unappealable, indicating whether the relevant proceeding is pending appeal with the Appeal Board of the Brazilian Financial System; (iii) any final and unappealable judicial or administrative judgment that suspended or disqualified him to exercise any professional or business activity.

Mr. Todd Messer Freeman declared to the Company that he is an independent member, in accordance with the independence criteria defined in the Novo Mercado Regulations.

Mr. Todd M. Freeman declared to the Company that he is not a politically exposed person as defined in the applicable regulation.

Name	Date of Birth	Management Body	Date of election	Term of office	Number of consecutive terms
Individual Taxpayer Registry (CPF)	Profession	Elected as	Date of investiture	Elected by the controlling shareholder
Other positions and role held with the Company			Description of other position / role
69

Kevin Gregory McAllister	Jun. 6, 1963	Member only of the Board of Directors	Apr. 28, 2023	2 years	2
000.000.000-00	Engineer	Independent (effective) member of the Board of Directors	Apr. 28, 2023	No
Member of the Strategy and Innovation Committee
Professional experience / Statement of any adverse judgments

Main professional experiences in the last five years:

(i)   Embraer S.A.: Member of the Board of Directors since September 2021. Company’s Main Activity: Aeronautics.

(ii)  AE Industrial Partners LP: Senior Operating Partner since 2020. Company’s Main Activity: Aerospace Investor.

(ii) Boeing Company: President and CEO of Boeing Commercial Airplanes (BCA) and Executive Vice President of The Boeing Company from 2016 to 2019. Company’s Main Activity: Aeronautics.

Management positions held in other companies or third sector organizations: Mr. Kevin G. McAllister serves as Chairman of the Board of Directors of ORBIS International (a global organization dedicated to preserving and restoring vision through partnerships for affordable eye and ophthalmological care).

Education: Bachelor’s degree in Metallurgical and Material Engineering from the University of Pittsburgh obtained in 1986.

Statements: The Company declares that it is not aware of any of the following events that may have occurred in the last five years: (i) any criminal conviction, even if not yet final and unappealable, with an indication of the stage of the proceeding; (ii) any adverse judgment under administrative proceedings with the CVM and penalties applied, even if not yet final and unappealable, indicating whether the relevant proceeding is pending appeal with the Appeal Board of the Brazilian Financial System; (iii) any final and unappealable judicial or administrative judgment that suspended or disqualified him to exercise any professional or business activity.

Mr. Kevin G. McAllister declared to the Company that he is an independent member, in accordance with the independence criteria defined in the Novo Mercado Regulations.

Mr. Kevin G. McAllister declared to the Company that he is not a politically exposed person as defined in the applicable regulation.

Information regarding representatives of non-shareholder employees of the Company and representatives of CIEMB – Clube de Investimentos dos Empregados da Embraer:

70

Name	Date of Birth	Management Body	Date of election	Term of office	Number of consecutive terms
Individual Taxpayer Registry (CPF)	Profession	Elected as	Date of investiture	Elected by the controlling shareholder
Other positions and role held with the Company			Description of other position / role
Alexandre Magalhães Filho	Jan. 14, 1953	Member only of the Board of Directors	Apr. 28, 2023	2 years	5
435.782.848-15	Accountant	Effective member of the Board of Directors	Apr. 28, 2023	No
Manager of Financial Procedures

Main professional experiences in the last five years:

(i)      Embraer S.A.: Member of the Board of Directors since 2015; Tax, Cost and Accounting Procedures Manager since 2017. Company’s Main Activity: Aeronautics.

(ii)     EMBRAERPREV - Member of the Deliberation Board from 2018 to 2021. Main Activity: Social Security

(iii)    Clube de Investimentos dos Empregados da Embraer (CIEMB) – Member of the Board of Directors since 2017. Company’s Main Activity: Investment club.

Management positions held in other companies or third sector organizations: Mr. Alexandre Magalhães Filho does not hold management positions in other companies or third sector organizations.

Education: Bachelor’s degree in Accounting from Faculdade de Ciências Econômicas e Administrativas Professor Ulisses Vieira, obtained in 1975; Specialization in in Budget Performance from the School of Economic and Administrative Sciences Professor Ulisses Vieira in 1975.

Statements: The Company declares that it is not aware of any of the following events that may have occurred in the last five years: (i) any criminal conviction, even if not yet final and unappealable, with an indication of the stage of the proceeding; (ii) any adverse judgment under administrative proceedings with the CVM and penalties applied, even if not yet final and unappealable, indicating whether the relevant proceeding is pending appeal with the Appeal Board of the Brazilian Financial System; (iii) any final and unappealable judicial or administrative judgment that suspended or disqualified him to exercise any professional or business activity.

Mr. Alexandre Magalhães Filho declared to the Company that he is not a politically exposed person as defined in the applicable regulations.

71

Name	Date of Birth	Management Body	Date of election	Term of office	Number of consecutive terms
Individual Taxpayer Registry (CPF)	Profession	Elected as	Date of investiture	Elected by the controlling shareholder
Other positions and role held with the Company			Description of other position / role
Maria Antonieta Rosina Tedesco de Oliveira	Oct. 16, 1962	Member only of the Board of Directors	Apr. 28, 2023	2 years	5
100.581.568-28	Business Administrator	Alternate member of the Board of Directors	Apr. 28, 2023	No
Supervisor of tax obligation activities in Brazil

Main professional experiences in the last five years:

(i)   Embraer S.A.: Alternate member of the Board of Directors since 2015 and Supervisor of tax obligation activities in Brazil from May 2001 to October 2020 and Y Career in the Tax area. Company's Main Activity: Aeronautics.

Management positions held in other companies or third sector organizations: Mrs. Maria Antonieta Rosina Tedesco de Oliveira Pêgo does not hold management positions in other companies or third sector organizations.

Education: bachelor’s degree in Economic Science from the Universidade Vale do Paraíba in São José dos Campos obtained in 1989; bachelor’s degree in Business Administration from the Universidade de Taubaté, earned in 1986; bachelor’s degree in Mathematics from the Universidade Bandeirante obtained in 1999; Post-Graduate degree in Business Administration (esquema I) from the Universidade Campos Sales earned in 1994 and post-graduate degree in Tax Accounting Planning from the Pontifícia Universidade Católica de São Paulo – PUC obtained in 2013.

Statements: The Company declares that it is not aware of any of the following events that may have occurred in the last five years: (i) any criminal conviction, even if not yet final and unappealable, with an indication of the stage of the proceeding; (ii) any adverse judgment under administrative proceedings with the CVM and penalties applied, even if not yet final and unappealable, indicating whether the relevant proceeding is pending appeal with the Appeal Board of the Brazilian Financial System; (iii) any final and unappealable judicial or administrative judgment that suspended or disqualified her to exercise any professional or business activity.

A Sra. Maria Antonieta Rosina Tedesco Oliveira Pêgo declared to the Company that she is not a politically exposed person as defined in the applicable regulation.

72

Name	Date of Birth	Management Body	Date of election	Term of office	Number of consecutive terms
Individual Taxpayer Registry (CPF)	Profession	Elected as	Date of investiture	Elected by the controlling shareholder
Other positions and role held with the Company			Description of other position / role
Edmilson Saes	Feb. 13, 1962	Member only of the Board of Directors	Apr. 28, 2023	2 years	1
025.990.858-45	Engineer	(Effective) member of the Board of Directors	Apr. 28, 2023	No
Product Development Engineer
Professional experience / Statement of any adverse judgments

Main professional experiences in the last five years:

(i) Embraer S.A.: Member of the Board of Directors from April 2019 to April 2021; Product/Systems Development Engineer, since 2015. Company’s Main Activity: Aeronautics.

Management positions held in other companies or third sector organizations: Mr. Edmilson Saes does not hold management positions in other companies or third sector organizations.

Education: bachelor’s degree in Civil Engineering from the Universidade do Vale do Paraíba earned in 1986; post-graduate degree in Business Strategic Management from the Instituto Nacional de Pós Graduação (INPG) obtained in 2000, Aircraft Design course at the University of Kansas in 2001, and Board Member course at the Instituto Brasileiro de Governança Corporativa in 2019.

Statements: The Company declares that it is not aware of any of the following events that may have occurred in the last five years: (i) any criminal conviction, even if not yet final and unappealable, with an indication of the stage of the proceeding; (ii) any adverse judgment under administrative proceedings with the CVM and penalties applied, even if not yet final and unappealable, indicating whether the relevant proceeding is pending appeal with the Appeal Board of the Brazilian Financial System; (iii) any final and unappealable judicial or administrative judgment that suspended or disqualified him to exercise any professional or business activity.

O Sr. Edmilson Saes declared to the Company that he is not a politically exposed person as defined in the applicable regulation.

Name	Date of Birth	Management Body	Date of election	Term of office	Number of consecutive terms
73

Individual Taxpayer Registry (CPF)	Profession	Elected as	Date of investiture	Elected by the controlling shareholder
Other positions and role held with the Company			Description of other position / role
Marcelo de Oliveira Gonçalves	Sep. 22, 1981	Member only of the Board of Directors	Apr. 28, 2023	2 years	1
344.161.008-33	Welder	(Alternate) member of the Board of Directors	Apr. 28, 2023	No
Production welder
Professional experience / Statement of any adverse judgments

Main professional experiences in the last five years:

(i) Embraer S.A.: Mechanical Fitter from 2001 to 2006, Production Welder, since 2006. Company’s Main Activity: Aeronautics.

Management positions held in other companies or third sector organizations: Mr. Marcelo de Oliveira Gonçalves holds the position of Director of the Metallurgist Union of Botucatu and Region from 2019 to 2023, Director of the Metallurgist Union of Botucatu and Region from 2023 to 2027.

Education: High school graduate.

Statements: The Company declares that it is not aware of any of the following events that may have occurred in the last five years: (i) any criminal conviction, even if not yet final and unappealable, with an indication of the stage of the proceeding; (ii) any adverse judgment under administrative proceedings with the CVM and penalties applied, even if not yet final and unappealable, indicating whether the relevant proceeding is pending appeal with the Appeal Board of the Brazilian Financial System; (iii) any final and unappealable judicial or administrative judgment that suspended or disqualified him to exercise any professional or business activity.

Mr. Marcelo de Oliveira Gonçalves declared to the Company that he is not a politically exposed person as defined in the applicable regulation.

Information regarding Federal Government representatives:

Name	Date of Birth	Management Body	Date of election	Term of office	Number of consecutive terms
74

Individual Taxpayer Registry (CPF)	Profession	Elected as	Date of investiture	Elected by the controlling shareholder
Other positions and role held with the Company			Description of other position / role
Pedro Luís Farcic	Sep. 8, 1963	Member only of the Board of Directors	Apr. 28, 2023	2 years	1
033.708.348-71	Air Lieutenant- Brigadier	(Effective) Board of Directors	Apr. 28, 2023	No
No
Professional experience / Statement of any adverse judgments

Main professional experiences in the last five years:

(i)   Federal Government: Commander of the General Support Command (Logistic Command of the Brazilian Air Force) since April 2021, Chief of Staff of the Air Force Commander from January 2019 to April 2021 and Chief of the Deputy Chief’s Office of the General Staff of the Air Force from November 2017 to January 2019. Company’s Main Activity: Aeronautics.

Management positions held in other companies or third sector organizations: Mr. Pedro Luís Farcic does not hold management positions in other companies or third sector organizations.

Education: Training Course for Aviation Officers at the Academia da Força Aérea; Officer Improvement Course at the Escola de Aperfeiçoamento de Oficiais da Aeronáutica; Command and General Staff Course at the Escola de Comando e Estado-Maior da Aeronáutica; Aerospace Policy and Strategy Course at the Escola de Comando e Estado-Maior da Aeronáutica; Budget and Financial Management Course at the Escola Nacional de Administração Pública; and Postgraduate degree in Business Planning and Management from the Universidade Católica de Brasília.

Statements: The Company declares that it is not aware of any of the following events that may have occurred in the last five years: (i) any criminal conviction, even if not yet final and unappealable, with an indication of the stage of the proceeding; (ii) any adverse judgment under administrative proceedings with the CVM and penalties applied, even if not yet final and unappealable, indicating whether the relevant proceeding is pending appeal with the Appeal Board of the Brazilian Financial System; (iii) any final and unappealable judicial or administrative judgment that suspended or disqualified him to exercise any professional or business activity.

Mr. Pedro Luís Farcic declared to the Company that he is not a politically exposed person as defined in the applicable regulation.

Information Statutory Board of Executive Officers:

75

Name	Date of Birth	Management Body	Date of election	Term of office	Number of consecutive terms
Individual Taxpayer Registry (CPF)	Profession	Elected as	Date of investiture	Elected by the controlling shareholder
Other positions and role held with the Company			Description of other position / role
Francisco Gomes Neto	May 14, 1958	Member only of the Board of Executive Officers	May 5, 2023	2 years	4
992.526.008-68	Engineer and administrator	CEO	May 5, 2023	No
Secretary of the Strategy and Innovation Committee
Professional experience / Statement of any adverse judgments
76

Main professional experiences in the last five years:

(i)      Embraer S.A.: Chief Executive Officer since May 2019. Company’s main business activity: Aeronautics

(ii)     Embraer Aircraft Holding, Inc.: Chairman of the Board of Directors since May 2019. Company’s main business activity: Aeronautics. The company is a subsidiary of Embraer S.A.

(iii)    Embraer Business Innovation Center, INC.: Member of the Board of Directors since September 2019. Company’s main business activity: Technological innovation. The company is a subsidiary Embraer S.A.

(iv)    Yaborã Indústria Aeronáutica S.A.: Chief Executive Officer since June 2020. Company’s main business activity: Aeronautics. The company is a subsidiary of Embraer S.A.

(v)     CEO Marcopolo – from August 2015 to April 2019. Company’s main business activity: Automobile.

Management positions held in other companies or third sector organizations: Mr. Francisco Gomes Neto also holds management positions in other companies or third sector organizations, namely: Member of the Deliberation Council of Embraer Education and Research Institute.

Education: Bachelor’s degree in Electrical Engineering from UMC, obtained in 1981; specialized in Administration by FGV-SP in 2000; with MBA-Controller from USP-SP in 2001; also attended courses in Finance and Risk Management at St. John University in 2002; Executive Program at the University of Michigan in 2002 and Instituto Brasileiro de Governança – IBGC, in 2018.

Statements: The Company declares that it is not aware of any of the following events that may have occurred in the last five years: (i) any criminal conviction, even if not yet final and unappealable, with an indication of the stage of the proceeding; (ii) any adverse judgment under administrative proceedings with the CVM and penalties applied, even if not yet final and unappealable, indicating whether the relevant proceeding is pending appeal with the Appeal Board of the Brazilian Financial System; (iii) any final and unappealable judicial or administrative judgment that suspended or disqualified him to exercise any professional or business activity.

Mr. Francisco Gomes Neto declared to the Company that he is not a politically exposed person as defined in the applicable regulation.

Name	Date of Birth	Management Body	Date of election	Term of office	Number of consecutive terms
Individual Taxpayer Registry (CPF)	Profession	Elected as	Date of investiture	Elected by the controlling shareholder
Other positions and role held with the Company			Description of other position / role
Antonio Carlos Garcia	May 27, 1965	Member only of the Board of Executive Officers	May 5, 2023	2 years	3
064.689.558-31	Business administrator	Executive Vice President, Finance and Investor Relations	May 5, 2023	No
Secretary of the Audit, Risk and Ethics Committee
Professional experience / Statement of any adverse judgments
77

Main professional experiences in the last five years:

(i)      Embraer S.A.: Executive Vice President, Finance and Investor Relations since January 2020. Company’s main business activity: Aeronautics.

(ii)     Embraer Overseas: Member of the Board of Directors since December 2020. Company’s main business activity: Finance. The company is a subsidiary of Embraer S.A.

(iii)    Embraer Netherlands B.V.: Member of the Supervisory Board since August 2020. Company’s main business activity: Holding. The company is a subsidiary of Embraer S.A.

(iv)   Yaborã Indústria Aeronáutica S.A.: Officer without specific designation since June 2020. Company’s main business activity: Aeronautics. The company is a subsidiary of Embraer S.A.

(v)    Embraer Business Innovation Center, INC.: Member of the Board of Directors since April 2020. Company’s main business activity: Technological Innovation. The company is a subsidiary of Embraer S.A.

(vi)   Embraer Aircraft Holding, Inc.: Member of the Board of Directors since May 2020. Company’s main business activity: Aeronautics. The company is a subsidiary of Embraer S.A.

(vii)   ThyssenKrupp: Global CFO of the Forged Technologies business unit from 2010 to December 31, 2019. Company’s main business activity: supplier of system components and solutions.

Management positions held in other companies or third sector organizations: also holds management positions in other companies or third sector organizations, namely: Member of the Deliberation Council of the Embraer Education and Research Institute.

Education: Accountant degree from Faculdades Integradas Campos Salles, earned in 1989. MBA in Business Administration, PUC – SP, obtained in 1999.

Statements: The Company declares that it is not aware of any of the following events that may have occurred in the last five years: (i) any criminal conviction, even if not yet final and unappealable, with an indication of the stage of the proceeding; (ii) any adverse judgment under administrative proceedings with the CVM and penalties applied, even if not yet final and unappealable, indicating whether the relevant proceeding is pending appeal with the Appeal Board of the Brazilian Financial System; (iii) any final and unappealable judicial or administrative judgment that suspended or disqualified him to exercise any professional or business activity.

Mr. Antonio Carlos declared to the Company that he is not a politically exposed person as defined in the applicable regulation.

Name	Date of Birth	Management Body	Date of election	Term of office	Number of consecutive terms
Individual Taxpayer Registry (CPF)	Profession	Elected as	Date of investiture	Elected by the controlling shareholder
Other positions and role held with the Company			Description of other position / role
Fabiana Klajner Leschziner	Oct. 16, 1971	Member only of the Board of Executive Officers	May 5, 2023	2 years	5
151.632.098-09	Lawyer	Executive Vice-President and Chief Compliance Officer	May 5, 2023	No
Secretary of the Board of Directors
78

Professional experience / Statement of any adverse judgments

Main professional experiences in the last five years:

(i)      Embraer S.A.: Executive Vice-President, General Counsel and Chief Compliance Officer since June 2016. Company’s main business activity: Aeronautics.

(ii)     Airholding, S.A.: Member of the Board of Directors since August 2019. Company’s main business activity: Holding.

(iii)    OGMA – Indústria Aeronáutica de Portugal S.A.: Member of the Compensation Committee since March 2020. Company’s main business activity: Aeronautics.

(iv)    Embraer Aircraft Holding, Inc.: Member of the Board of Directors.Company’s Main Activity: Aeronautics. The company is a subsidiary of Embraer S.A.

(v)     Embraer Netherlands B.V.: Member of the Supervisory Board since March 2017. Company’s main business activity: Holding. The company is a subsidiary of Embraer S.A.;

(vi)    Yaborã Indústria Aeronáutica S.A.: Officer without specific designation from October 2018 to February 2020 and elected again in June 2020. Company’s Main Activity: Aeronautics. The company is a subsidiary of Embraer S.A.

Management positions held in other companies or third sector organizations: Mrs. Fabiana Klajner Leschziner also holds management positions in other companies or third sector organizations, namely: member of the Deliberation Council of the Embraer Education and Research Institute.

Education: Bachelor of Laws degree from Universidade de São Paulo, obtained in 1993; Master of Laws – (“LL.M.”) by Cornell Law School, in 1998.

Statements: The Company declares that it is not aware of any of the following events that may have occurred in the last five years: (i) any criminal conviction, even if not yet final and unappealable, with an indication of the stage of the proceeding; (ii) any adverse judgment under administrative proceedings with the CVM and penalties applied, even if not yet final and unappealable, indicating whether the relevant proceeding is pending appeal with the Appeal Board of the Brazilian Financial System; (iii) any final and unappealable judicial or administrative judgment that suspended or disqualified her to exercise any professional or business activity.

Mrs. Fabiana Klajner Leschziner declared to the Company that she is not a politically exposed person as defined in the applicable regulation.

Name	Date of Birth	Management Body	Date of election	Term of office	Number of consecutive terms
Individual Taxpayer Registry (CPF)	Profession	Elected as	Date of investiture	Elected by the controlling shareholder
Other positions and role held with the Company			Description of other position / role
79

Jackson Medeiros de Farias Schneider	Jun. 23, 1964	Member only of the Board of Executive Officers	Apr. 26, 2021	2 years	5
401.085.030-20	Lawyer	Executive Vice-President, Defense & Security	Apr. 26, 2021	No
No
Professional experience / Statement of any adverse judgments
80

Main professional experiences in the last five years:

(i)         Embraer S.A.: Executive Vice President, Defense & Security, since 2014; Executive Vice President, People, Institutional Relations and Sustainability, from 2012 to 2013.

(ii)        Tempest Serviços de Informática S.A.: Chairman of the Board of Directors since November/2020. Company’s Main Activity: Tecnologia.

(iii)       Yaborã Indústria Aeronáutica S.A.: Officer, from 2020 to 2023.

(iv)       Embraer Defesa e Segurança Participações S.A.: Chief Executive Officer from 2014 to 2023.

(v)        Embraer Aircraft Holding, Inc.: Member of the Board of Directors from 2011 to 2022.

(vi)       Airholding – SGPS, S.A.: Member of the Board of Directors from 2014 to 2023.

(vii)      OGMA – Indústria Aeronáutico de Portugal S.A: Member of the Board of Directors from 2014 to 2022.

(viii)     Embraer Netherlands B.V.: Member of the Supervisory Board, from 2017 to 2023.

(ix)       Visiona Tecnologia Espacial S.A.: Member of the Board of Directors since 2012 and Chairman of the Board since 2015. Company’s Main Activity: Aerospace.

(x)        Águas Azuis Construção Naval SPE LTDA: Vice-Chairman of the Board of Directors since January/2020. Company’s Main Activity: Naval Industry

(xi)       Embraer Defense and Security, Inc.: Member of the Board of Directors from 2014 to 2022.

(xii)      Atech - Negócios em Tecnologias S.A.: member of the Advisory Board from 2016 to 2020. Company’s Main Activity: Technological.

(xiii)     Embraer Asia Pacific Pte Ltd.: Member of the Board of Directors from 2012 to 2020. Company’s Main Activity: Support Services.

Management positions held in other companies or third sector organizations: Mr. Jackson Schneider also holds management positions in other companies or third sector organizations: Member of the Deliberation Board of the Embraer Education and Research Institute; Member of the Statutory Board of Executive Officers, Association for Assistance to Disabled Children (Associação de Assistência à Criança Deficiente – AACD); Executive Vice-President, Museu de Arte de São Paulo; Member of the Board of Directors of YDUQS Participações S.A.

Education: Bachelor of Law degree from Universidade de Brasília, obtained in 1986; Master of Business Administration - MBA from Business School São Paulo, in 2002, with an exchange program at Rotmann Commerce (University of Toronto).

Statements: The Company declares that it is not aware of any of the following events that may have occurred in the last five years: (i) any criminal conviction, even if not yet final and unappealable, with an indication of the stage of the proceeding; (ii) any adverse judgment under administrative proceedings with the CVM and penalties applied, even if not yet final and unappealable, indicating whether the relevant proceeding is pending appeal with the Appeal Board of the Brazilian Financial System; (iii) any final and unappealable judicial or administrative judgment that suspended or disqualified him to exercise any professional or business activity:

Mr. Jackson Schneider declared to the Company that he is not a politically exposed person as defined in the applicable regulation.

Name	Date of Birth	Management Body	Date of election	Term of office	Number of consecutive terms
Individual Taxpayer Registry (CPF)	Profession	Elected as	Date of investiture	Elected by the controlling shareholder
Other positions and role held with the Company			Description of other position / role
Paulo Roberto Moritz Stolf	04/09/1973	Member only of the Board of Executive Officers	June 1, 2022	N/A	N/A
866.502.979-68	Mechanical Engineer	Other Officers	N/A	N/A
Paulo Roberto Moritz Stolf is not a statutory officer and, therefore, the date of election refers to the date he took office as Internal Audit Manager
Professional experience / Statement of any adverse judgments
81

Main professional experiences in the last five years:

(i)   Embraer S.A: Internal Audit Manager since June 2022, Manager responsible for all Commercial Aviation Programs that are in production and/or operation (from EMB-110 to E195-E2) from 2017 to 2019, Manager of the E175-E2, responsible for product development, ground and flight tests, certification, production readiness and entry into service (EIS). He was also the main interface of the Programs area for the developments / Programs that would come from Boeing to BBC, from 2019 to 2020, Leader of the One Embraer Program, responsible for merging Commercial Aviation with Embraer holding, post carve-out and “no-deal” with Boeing from 2020 to 2022. Company's Main Activity: Aeronautics.

Management positions held in other companies or third sector organizations: Mr. Paulo Roberto Mortiz Stolf does not hold management positions in other companies or third sector organizations.

Education: Mechanical Engineering, UFSC (Universidade Federal de Santa Catarina), CEAG – FGV, International Executive MBA – FIA

Statements: The Company declares that it is not aware of any of the following events that may have occurred in the last five years: (i) any criminal conviction, even if not yet final and unappealable, with an indication of the stage of the proceeding; (ii) any adverse judgment under administrative proceedings with the CVM and penalties applied, even if not yet final and unappealable, indicating whether the relevant proceeding is pending appeal with the Appeal Board of the Brazilian Financial System; (iii) any final and unappealable judicial or administrative judgment that suspended or disqualified him to exercise any professional or business activity.

Mr. Paulo Roberto Mortiz Stolf does not hold management positions in other companies or third sector organizations.

Mr. Paulo Roberto Mortiz Stolf declared to the Company that he is not a politically exposed person as defined in the applicable regulation.

7.4 - Composition of the Statutory Committees and the Audit, Financial and Compensation Committees

The information contained in this item is related to the current composition of the independent committees. The Board of Directors will decide on the new composition of the independent committees and will appoint the members at the first meeting to be held after the investiture, scheduled for May 5, 2023.

Name	Date of Birth	Management body	Date of election	Term of office	Independent member [2]
CPF	Profession	Elected as	Date of Investiture	Elected by the controlling shareholder	Number of consecutive terms
Other positions or roles held in the company
Professional experience / Statement of any adverse judgments
Dan Ioschpe	Feb. 25, 1965	Strategy and Innovation Committee	May 5, 2023	2 years	Yes
439.240.690-34	Administrator	Member of the Strategy and Innovation Committee (Effective)8	May 5, 2023	No	3
Member of the Board of Directors - See item 7.3

2 The Company adopts the criteria defined in the Novo Mercado Regulations to determine the independence of the member.

82

Claudia Sender Ramirez	Oct. 30, 1974	Audit, Risk and Ethics Committee and People and ESG Committee	May 5, 2023	2 years	Yes
282.612.068-90	Engineer	Member of the People and ESG Committee and Member of the Audit, Risk and Ethics Committee	May 5, 2023	No	2 (CARE) 2(CPESG)
Member of the Board of Directors - See item 7.3
Raul Calfat	Dec. 4,1952	Audit, Risk and Ethics Committee and Strategy and Innovation Committee	May 5, 2023	2 years	Yes
635.261.408-63	Business Administrator	Member of the Audit and Risk Committee and Coordinator of the Strategy and Innovation Committee	May 5, 2023	No	4 (CESTICESTII) 4(CARE)
Member of the Board of Directors - See item 7.3
Todd Messer Freeman	Dec. 20, 1959	Strategy and Innovation Committee	May 5, 2023	2 years	Yes
000.000.000-00	Administrator	Member of the Strategy and Innovation Committee	May 5, 2023	No	2
Member of the Board of Directors - See item 7.3
Kevin Gregory McAllister	Jun. 11, 1963	Strategy and Innovation Committee	May 5, 2023	2 years	Yes
000.000.000-00	Engineer	Member of the Strategy and Innovation Committee	May 5, 2023	No	2
M Member of the Board of Directors - See item 7.3
Sergio Eraldo de Salles Pinto	Sep. 24, 1964	Audit, Risk and Ethics Committee (Statutory Audit Committee adhering to CVM Resolution No. 23/21)	May 5, 2023	2 years	Yes
317.309.901-00	Economist and Electrical Engineer	External Member of the Audit, Risk and Ethics Committee	May 5, 2023	No	8
N/A
83

The main professional experiences in the last five years are:

(i)      Embraer S.A.: Member of the Board of Directors from 2009 to May 2020 and external member of the Risk and Ethics Audit Committee, since 2020. Company’s Main Activity: Aeronautics.

(ii)     Azul Linhas Aéreas: Member of the Board of Directors since 2008. Company’s Main Activity: Airline

(iii)    CIA BOZANO: President since 2011. Company’s Main Activity: Holding.

(iv)    Legend Capital - Founding Partner and CEO since 2020. Company’s Main Activity: Asset Management.

Management positions held in other companies or third sector organizations: Mr. Sergio Eraldo de Salles Pinto does not hold management positions in other companies or third sector organizations.

Education: Bachelor’s degree in electrical engineering from the Universidade de Brasília (UnB), obtained in 1985; degree in Economics from the Centro de Ensino Unificado de Brasília (CEUB), earned in 1985; master’s degree in Economics from the Fundação Getúlio Vargas – Rio de Janeiro (EPGE), obtained in 1987 and master’s degree in Business Administration from the Pontifícia Universidade Católica do Rio de Janeiro (PUC), earned in 2006.

Statements: The Company declares that it is not aware of any of the following events that may have occurred in the last five years: (i) any criminal conviction, even if not yet final and unappealable, with an indication of the stage of the proceeding; (ii) any adverse judgment under administrative proceedings with the CVM and penalties applied, even if not yet final and unappealable, indicating whether the relevant proceeding is pending appeal with the Appeal Board of the Brazilian Financial System; (iii) any final and unappealable judicial or administrative judgment that suspended or disqualified him to exercise any professional or business activity.

The Company adopts the criteria defined in the Novo Mercado Regulations to determine the independence of the member.

Mr. Sergio Eraldo de Salles Pinto is an external member of the Audit, Risk and Ethics Committee, pursuant to section 35, paragraph 1 of the Company's Bylaws.

Mr. Sergio Eraldo de Salles Pinto declared to the Company that he is not a politically exposed person as defined in the applicable regulations.

Vanessa Claro Lopes	Jan. 11, 1976	Audit, Risk and Ethics Committee (Statutory Audit Committee adhering to CVM Resolution No. 23/21)	May 5, 2023	2 years	Yes
162.406.218-03	Accountant	External Member of the Audit, Risk and Ethics Committee (Effective)	May 5, 2023	No	3
N/A
84

The main professional experiences in the last five years are:

(i)      Afya Educacional: Independent member of the Board of Directors and the Audit and Ethics Committee since 2019. Company’s Main Activity: Education, Technology and Health;

(ii)     Americanas SA: Independent member of the Board of Directors and the Audit and Ethics Committee since 2020. Company’s Main Activity: Retail;

(iii)    Light SA: Independent member of the Board of Directors and the Audit and Ethics Committee since 2021. Company’s Main Activity: Energy;

(iv)   Embraer S.A.: External member of the Audit, Risk and Ethics Committee since 2019. Company’s Main Activity: Manufacture of aircraft and parts;

(v)    Comgas S.A.: Member of the Fiscal Council since 2019. Company’s Main Activity: Public utility;

(vi)   Cosan S.A.: Member of the Fiscal Council since 2018. Company’s Main Activity: agribusiness, distribution of fuels and natural gas and lubricants;

(vii)   Tegma Logística S.A.: Coordinator of the Audit Committee since 2014. Company’s Main Activity: Logistics;

(viii)  Cosan Logística S.A.: Member of the Advisory Board from 2019 to 2020. Company’s Main Activity: logistics, cargo transportation, port operation of distribution terminals and other related activities;

(ix)   Estácio Participações S.A.: Member of the Fiscal Council from 2017 to 2019. Company’s Main Activity: Education;

(x)    Renova Energia S.A.: Member of the Fiscal Council from 2017 to 2019. Company’s Main Activity: Public utility;

Management positions held in other companies or third sector organizations: Mrs. Vanessa Claro Lopes does not hold management positions in other companies or third sector organizations.

Education: Bachelor’s degree Systems Analysis, from FATEC/BS, and in Accounting, from the Universidade Federal Fluminense. Post-graduate degree in Computer Networks, from the Univ. São Judas Tadeu/SP. in Business Management, by EAESP/FGV. Master's degree in Management Systems, from the Universidade Federal Fluminense (UFF).

Statements: The Company declares that it is not aware of any of the following events that may have occurred in the last five years: (i) any criminal conviction, even if not yet final and unappealable, with an indication of the stage of the proceeding; (ii) any adverse judgment under administrative proceedings with the CVM and penalties applied, even if not yet final and unappealable, indicating whether the relevant proceeding is pending appeal with the Appeal Board of the Brazilian Financial System; (iii) any final and unappealable judicial or administrative judgment that suspended or disqualified her to exercise any professional or business activity.

The Company adopts the criteria defined in the Novo Mercado Regulations to determine the independence of the member.

Mrs. Vanessa Claro Lopes is an external member of the Audit, Risk and Ethics Committee, pursuant to section 35, paragraph 1 of the Company’s Bylaws.

Mrs. Vanessa Claro Lopes declared to the Company that she is not a politically exposed person as defined in the applicable regulations.

Beatriz Botelho de Oliveira	Apr. 16, 1964	People and ESG Committee	May 5, 2023	2 years	Yes
910.926.127-34	Engineer	External member of the People and ESG Committee	May 5, 2023	No	2
N/A
85

The main professional experiences in the last five years are:

(i)   Embraer S.A.: External member of the People and ESG Committee since 2021. Company’s Main Activity: Aviation.

(ii)  B2 Consultoria Meio Ambiente e Sustentabilidade: Environmental and Sustainability Advisor since January 2021. Company’s Main Activity: Advisory;

(iii) Ambev: Corporate Environmental Manager from April 2004 to December 2020. Company’s Main Activity: Beverage Industry.

Management positions held in other companies or third sector organizations: Mrs. Beatriz Botelho de Oliveira does not hold management positions in other companies or third sector organizations.

Education: Bachelor’s degree in Chemical Engineering from UFRJ – Universidade do Estado Federal do Rio de Janeiro obtained in December 1986, Specialization in Environmental and Sanitary Engineering, from UERJ – Universidade do Estado do Rio de Janeiro, in 1988 and MBA in Business Management from Business School São Paulo, in 2006.

Statements: The Company declares that it is not aware of any of the following events that may have occurred in the last five years: (i) any criminal conviction, even if not yet final and unappealable, with an indication of the stage of the proceeding; (ii) any adverse judgment under administrative proceedings with the CVM and penalties applied, even if not yet final and unappealable, indicating whether the relevant proceeding is pending appeal with the Appeal Board of the Brazilian Financial System; (iii) any final and unappealable judicial or administrative judgment that suspended or disqualified her to exercise any professional or business activity.

Mrs. Beatriz Botelho de Oliveira is an external member of the Company's People and ESG Committee, pursuant to section 37, paragraph 3 of the Company's Bylaws.

Mrs. Beatriz Botelho de Oliveira declared to the Company that she is not a politically exposed person as defined in the applicable regulations.

7.5 - Existence of a relationship as spouses, common-law marriage (união estável) or kinship up to the second degree between (a) members of the issuer’s management, (b) (i) members of the issuer’s management and (ii) members of the management of the issuer’s direct or indirect subsidiaries, (c) (i) members of the management of the issuer or of its direct or indirect subsidiaries and (ii) the issuer’s direct or indirect controlling shareholders, and (d) (i) member of the issuer’s management and (ii) members of the management of the issuer’s direct or indirect controlling shareholders

Justification for leaving the table blank:

The members of the Company's Board of Directors and Board of Executive Officers do not maintain any such relationship amongst themselves or with the members of the management of its subsidiaries. As the Company does not have a controlling shareholder, part of what is requested in item 7.5 is not applicable.

86

7.6 – Inform about relationships of subordination, service providers or control maintained, in the last three fiscal years, between members of the management of the issuer and: (a) company, directly or indirectly, controlled by the issuer except those in which the issuer directly or indirectly holds 100% of the capital stock; (b) the issuer’s direct or indirect controlling shareholder; (c) if material, supplier, client, borrower or lender of the issuer, companies controlled by the issuer or their controlling shareholders or companies controlled by them

Identification	CPF/CNPJ	Type of relationship of the Member of Management with the related person	Type of related person

Issuer’s Member of Management
Jackson Medeiros de Farias Schneider	401.085.030-20	Subordination	Indirect subsidiary
Executive Officer
Related Person
OGMA – Indústria Aeronáutica de Portugal S.A.
Member of the Board of Directors – Years 2016, 2017, 2018 and 2019.
Notes
Issuer’s Member of Management
Jackson Medeiros de Farias Schneider	401.085.030-20	Subordination	Indirect subsidiary
Executive Officer
Related Person
Visiona Tecnologia Espacial S.A.
Member of the Board of Directors – Years 2016, 2017,2018,2019 and 2020
Notes
Issuer’s Member of Management
Fabiana Klajner Leschziner	151.632.098-09	Subordination	Indirect subsidiary
Executive Officer
Related Person
OGMA – Indústria Aeronáutica de Portugal S.A.

87

Member of the Compensation Committee since March 2020
Notes

88

Annex IV – INFORMATION ABOUT THE CANDIDATES FOR THE FISCAL COUNCIL

(Items 7.3 to 7.6 of the Brazilian Annual Report (Formulário de Referência) as per CVM Resolution 80/22)

7.3 - Composition and professional experience of the Management and Fiscal Council:

Name	Date of Birth	Management body	Date of election	Term of office	Independent member [3]
CPF	Profession	Elected as	Date of investiture	Elected by the controlling shareholder	Number of consecutive terms
Other positions or roles held in the company
Professional experience / Statement of any adverse judgments
Mario Ernesto Vampré Humberg	Jul. 24,1963	Fiscal Council	Apr. 28, 2023	1 year	Yes
057.161.178-80	Economist	42 - Chairman of the F.C. Elected by Common Minority Shareholders	Apr. 28, 2023	No	4
No.

3 The Company adopts the criteria defined in the Novo Mercado Regulations to determine the independence of the member.

89

Main professional experiences in the last five years:

(i)      Poli Angels: Member since November 2020, chairman of the Fiscal Council since June 2021. Company’s main activity: promotion of Brazilian entrepreneurship through angel investment.

(ii)     Agrimutual – Soluções em Gerenciamento de Risco Ltda. – Member of the Advisory Board since November 2021. Company’s main activity: agricultural insurance sales platform.

(iii)    Purcom Química Ltda. – Advisor and member of the Board of Members since April 2022. Company’s Main Activity: systems and manufacturing of polyurethane solutions.

(iv)   Thyssenkrupp Metalúrgica Campo Limpo Ltda: Member of the Statutory Board of Executive Officers, Chief Financial Officer – CFO from August 2008 to March 2020. Company’s Main Activity: Manufacture of forged and machined products for the automotive industry.

Management positions held in other companies or third sector organizations: Officer – Representative for Campo Limpo Paulista, from 2012 to 2020 - CIESP Jundiaí. Coordinator of the CFO Group, from 2014 to 2020 - Câmara de Comércio Brasil-Alemanha.

Education: Bachelor’s degree in Economics from the Universidade de São Paulo (São Paulo, Brazil) obtained in 1989 and extension course in Controllership at the Faculdade Trevisan (São Paulo, Brazil) in 1997.

Statements: The Company declares that it is not aware of any of the following events that may have occurred in the last five years: (i) any criminal conviction, even if not yet final and unappealable, with an indication of the stage of the proceeding; (ii) any adverse judgment under administrative proceedings with the CVM and penalties applied, even if not yet final and unappealable, indicating whether the relevant proceeding is pending appeal with the Appeal Board of the Brazilian Financial System; (iii) any final and unappealable judicial or administrative judgment that suspended or disqualified him to exercise any professional or business activity.

Mr. Mario Ernesto Vampré Humberg declared to the Company that he is not a politically exposed person as defined in the applicable regulations.

Name	Date of Birth	Management body	Date of election	Term of office	Independent member
CPF	Profession	Elected as	Date of investiture	Elected by the controlling shareholder	Number of consecutive terms
Other positions or roles held in the company
Professional experience / Statement of any adverse judgments
Doris Beatriz França Wilhelm	Dec. 17, 1954	Fiscal Council	Apr. 28, 2023	1 year	Yes
184.886.250-49	Economist	48 - F.C.(Alternate) Elected	Apr. 28, 2023	No
No.
90

The main professional experiences in the last five years are:

(i)      Member of the Board of Directors of Serra Azul Water Park S.A. - Wet´n Wild (March/2021 to April/2023) - Company’s Main Activity: Amusement parks and theme parks.

(ii)     Member of the Board of Directors of Pomi Frutas S.A. (September/2017 to May/2022) - Company’s Main Activity: Wholesale trade of fresh fruits, vegetables, roots, tubers and greens.

(iii)    Member of the Fiscal Council of Grupo Pão-de-Açúcar (CBD) A. (April/21 to April /23) - Company’s Main Activity: Retail.

(iv)   Member of the Fiscal Council of Metalúrgica Gerdau S.A. (April/21 to April/23): Company’s Main Activity: Basic Materials, Steel and Metallurgy.

(v)    Member of the Board of Directors of Light S.A. (April/2019 to December/2019): Company's Main Activity: Electricity generation, distribution, sale and solutions.

(vi)   Coordinator of the Statutory Audit Committee of Light S.A. (May/2019 to December/2019): Company's Main Activity: Electricity generation, distribution, sale and solutions.

(vii)   Member of the Governance, Compliance and Sustainability Committee of Light S.A (May/2019 to December/2019): Company's Main Activity: Electricity generation, distribution, sale and solutions

(viii)  Member and Chairman of the Fiscal Council of CVC BRASIL Operadora e Agência de Viagens S.A. (April/2018 to October 9/2020): Company’s Main Activity: Travel agency.

(ix)   Member of the Fiscal Council of Metalúrgica Gerdau S.A. (April/2016 to July/2020) - Company's Main Activity: Basic Materials, Steel and Metallurgy.

(x)    Alternate member of the Fiscal Council of Terra Santa Agro S.A. (April/2018 to April/2020) - Company’s Main Activity: Acquisition, management and leasing of properties in rural areas.

(xi)   Alternate member of the Fiscal Council of Viver S.A (April/2017 to April/19): Company's Main Activity: Construction and Development.

(xii)   Member of the Audit Committee that advises the Board of Directors of IBGC (March/2018 to March/2020).

Management positions held in other companies or third sector organizations: Member of the Fiscal Council of NGO Parceiros Voluntários and of Instituto MEO – Mulheres em Operações - pro-bono).

Education: Economist (1979), CORECON no 29.140-4; Specialization in Industrial Economics (1983), both by UFRGS; Master Program in International Finance at the Business School of the University of WestMinster of London (1996), as a fellow of the British Council Chevening Award (1994-1996); Extension Courses in International Global Finance and Development Economies at the London School of Economics (1994); Business Presentations, Management Focus, Socialization, Negotiation by IIC – London; and Marketplace & Negotiation at the University of London, among others. IBGC Certified Director (CCA), with constant updating in local and international Congresses (IBGC, NIRI, IBRI), Seminars, Workshops, Technical Journeys, Webinars and as a speaker at various events. Professor at the IBGC Audit Committee Course, Co-coordinator of the Women on Boards Forum (2019-2021) and the Directors Forum 2021 to date, both of the RS Chapter of IBGC.

Statements: The Company declares that it is not aware of any of the following events that may have occurred in the last five years: (i) any criminal conviction, even if not yet final and unappealable, with an indication of the stage of the proceeding; (ii) any adverse judgment under administrative proceedings with the CVM and penalties applied, even if not yet final and unappealable, indicating whether the relevant proceeding is pending appeal with the Appeal Board of the Brazilian Financial System; (iii) any final and unappealable judicial or administrative judgment that suspended or disqualified her to exercise any professional or business activity.

Mrs. Doris Beatriz França Wilhelm declared to the Company that she is not a politically exposed person as defined in the applicable regulations.

Name	Date of Birth	Management body	Date of election	Term of office	Independent member
CPF	Profession	Elected as	Date of investiture	Elected by the controlling shareholder	Number of consecutive terms
Other positions or roles held in the company
Professional experience / Statement of any adverse judgments
91

Magali Rogéria de Moura Leite	Jul. 24,1971	Fiscal Council	Apr. 28, 2023	1 year	Yes
019.732.627-70	Member of the Board of Directors and Fiscal Council	F.C.(Effective) Elected. Vice Chairman of the Fiscal Council	Apr. 28, 2023	No
No.

Main professional experiences in the last five years:

(i)         Member of the Fiscal Council of Via Varejo since April 2021 - Company's Main Activity: Retail and digital banking.

(ii)        Member of the Audit Committee of Comerc since August 2021 - Company’s Main Activity: Renewable energy.

(iii)       Member of the Board of Directors of Terra Santa since April 2021 - Company’s Main Activity: Agribusiness.

(iv)       Member of the Fiscal Council of Tecnisa from September 2020 to April 2022 – Company’s Main Activity: Development of real estate projects.

(v)        Member of the Board of Directors of Furnas from November 2018 to October 2021 – Company’s Main Activity: Energy generation.

(vi)       Member of the Board of Directors of IBEF from March 2019 to February 2021.

(vii)      Member of the Board of Curators of Fundação DorinaNowill | Coordinator of the Corporate Governance Committee from January 2018 to January 2019.

Management positions held in other companies or third sector organizations: President of Ibef SP 2023-2025 biennium.

Education: Certification: M&A Executive Program–University of Chicago – 2022; Executive Program Strategy & Organization – Stanford - 2015; MBA Business Management - IBMEC; Graduate in Economic Analysis –UFRJ; Bachelor’s degree in Accounting Sciences – Fipecafi (being completed)

Statements: The Company declares that it is not aware of any of the following events that may have occurred in the last five years: (i) any criminal conviction, even if not yet final and unappealable, with an indication of the stage of the proceeding; (ii) any adverse judgment under administrative proceedings with the CVM and penalties applied, even if not yet final and unappealable, indicating whether the relevant proceeding is pending appeal with the Appeal Board of the Brazilian Financial System; (iii) any final and unappealable judicial or administrative judgment that suspended or disqualified her to exercise any professional or business activity.

Mrs. Magali R. M. Leite declared to the Company that she is not a politically exposed person as defined in the applicable regulations.

92

Name	Date of Birth	Management body	Date of election	Term of office	Independent member
CPF	Profession	Elected as	Date of investiture	Elected by the controlling shareholder	Number of consecutive terms
Other positions or roles held in the company
Professional experience / Statement of any adverse judgments
Stania Lopes Moraes	Aug, 2, 1968	Fiscal Council	Apr. 28, 2023	1 year	Yes
714.048.646-87	Accountant	48 - F.C.(Alternate) Elected	Apr. 28, 2023	No
No.

Main professional experiences in the last five years:

(i)      Independent member of the Board of Directors of Furnas Centrais Elétricas – 2021- Company’s Main Activity: energy generation and transmission.

(ii)     Member of the Board of the A4S Circle of Practice – The Prince´s Accounting for Sustainability Project -2021.

(iii)    Chief Financial Officer of Ciena Communications Do Brasil Ltda – Aug/2013 – Current – 2021 - Company’s Main Activity: Software, services and network systems company.

(iv)    Member of the Advisory Board of MCM Brand Experience – 2022.

Management positions held in other companies or third sector organizations: Mrs. Stania Lopes Moraes does not hold management positions in other companies or third sector organizations.

Education: Board member Training Program (PFC) - February 2020; Innovation & Disruptive Strategy – Harvard Business School & Saint Paul – 2019; POST-MBA – Saint Paul – ABPW Advanced Boardroom Professional for Women – 2018; International Module in Berlin at EMS European Management School-2018; POST-MBA – FIA – Corporate Governance and Compliance – 2017 – International module at the Illinois Institute of Technology – in Chicago – USA – 2017; Organizational Dynamics - Leadership and Motivation - FGV PEC – 2009; Green Belt Training - ITT Argentina – 2008; International MBA - Controllership and Financial Management – FGV with international module at Ohio University -2002; Specialization in International Accounting - Universidade Trevisan – 2000; Bachelor’s degree in Accounting and Business Administration - PUC / MG -1989 – with active CRC.

Statements: The Company declares that it is not aware of any of the following events that may have occurred in the last five years: (i) any criminal conviction, even if not yet final and unappealable, with an indication of the stage of the proceeding; (ii) any adverse judgment under administrative proceedings with the CVM and penalties applied, even if not yet final and unappealable, indicating whether the relevant proceeding is pending appeal with the Appeal Board of the Brazilian Financial System; (iii) any final and unappealable judicial or administrative judgment that suspended or disqualified her to exercise any professional or business activity.

Mrs. Stania Lopes Moraes has declared to the Company that she is not a politically exposed person as defined in the applicable regulations.

93

Name	Date of Birth	Management body	Date of election	Term of office	Independent member
CPF	Profession	Elected as	Date of investiture	Elected by the controlling shareholder	Number of consecutive terms
Other positions or roles held in the company
Professional experience / Statement of any adverse judgments
Otavio Ladeira de Medeiros	Mar. 30, 1968	Fiscal Council	Apr. 28, 2023	1 year	Yes
065.675.548-27	Civil Servant - Secretary of the National Treasury	45 - F.C.(Effective) Elected By Common Minority Shareholders	Apr. 28, 2023	No	1
No.
94

Main professional experiences in the last five years:

(i)      Deputy Secretary of the Secretariat of the National Treasury, between June 2016 and May 2021. Company’s main activity: Ministry of Finance - Public Sector;

(ii)     Undersecretary of Public Debt (Secretariat of the National Treasury), from May 2021 to the present. Company’s main activity: Ministry of Finance – Public Sector;

(iii)    Member of the Fiscal Council of Embraer S.A., between May 2016 and April 2018.

(iv)   Member of the Board of Directors of IRB RE, between March 2018 and April of 2019. Company’s main activity: Reinsurance.

(v)    Member of the Fiscal Council of IRB RE, from September 2019 to the present moment (term of office ends in March 2022). Company’s main activity: Reinsurance.

Management positions held in other companies or third sector organizations: Mr. Otavio Ladeira de Medeiros does not hold management positions in other companies or third sector organizations.

Education: Bachelor's and master's degree in Economics from the Universidade de Brasília.

Statements: The Company declares that it is not aware of any of the following events that may have occurred in the last five years: (i) any criminal conviction, even if not yet final and unappealable, with an indication of the stage of the proceeding; (ii) any adverse judgment under administrative proceedings with the CVM and penalties applied, even if not yet final and unappealable, indicating whether the relevant proceeding is pending appeal with the Appeal Board of the Brazilian Financial System; (iii) any final and unappealable judicial or administrative judgment that suspended or disqualified him to exercise any professional or business activity.

Mr. Otavio Ladeira de Medeiros declared to the Company that he is a politically exposed person as defined in the applicable regulations holding the position of Deputy Secretary of the National Treasury.

Name	Date of Birth	Management body	Date of election	Term of office	Independent member
CPF	Profession	Elected as	Date of investiture	Elected by the controlling shareholder	Number of consecutive terms
Other positions or roles held in the company
Professional experience / Statement of any adverse judgments
Adriano Pereira de Paula	Oct. 13, 1963	Fiscal Council	Apr. 28, 2023	1 year	Yes
743.481.327-04	Public Servant	48 - F.C.(Alternate) Elected by Common Minority Shareholders	Apr. 28, 2023	No	2
No.

95

Main professional experiences in the last five years:

(i)      Undersecretary for Tax Management of the National Treasury since August 2016. Company’s main activity: Ministry of Finance - Public Sector.

(ii)     Member of the Fiscal Council of Petrobras between 2017 and 2019. Company’s Main Activity: Exploration and production of oil and gas.

(iii)    Member of the Fiscal Council of Furnas S.A. between 2020 and 2022. Company’s Main Activity: Energy generation and transmission.

(iv)    Member of the Fiscal Council of Caixa Cartão S.A. between 2020 and 2022. Company’s Main Activity: Financial institution.

Management positions held in other companies or third sector organizations: Mr. Adriano Pereira de Paula does not hold management positions in other companies or third sector organizations.

Education: Bachelor of Economics - Centro Unificado de Brasília/Brasília/DF in 1986. Theory and Operation of a Modern Economy (non-degree) - George Washington University - Washington, D.C./USA in 1995. Public Sector Economics (Specialization - lato Sensu) - Fundação Getúlio Vargas/Brasília-DF in 2000. MBA IT Governance (Latu Sensu Specialization) - Fundação Universa/Brasília-DF in 2007.

Statements: The Company declares that it is not aware of any of the following events that may have occurred in the last five years: (i) any criminal conviction, even if not yet final and unappealable, with an indication of the stage of the proceeding; (ii) any adverse judgment under administrative proceedings with the CVM and penalties applied, even if not yet final and unappealable, indicating whether the relevant proceeding is pending appeal with the Appeal Board of the Brazilian Financial System; (iii) any final and unappealable judicial or administrative judgment that suspended or disqualified him to exercise any professional or business activity.

Mr. Adriano Pereira de Paula declared to the Company that he is not a politically exposed person as defined in the applicable regulations.

Name	Date of Birth	Management body	Date of election	Term of office	Independent member
CPF	Profession	Elected as	Date of investiture	Elected by the controlling shareholder	Number of consecutive terms
Other positions or roles held in the company
Professional experience / Statement of any adverse judgments
Carla Alessandra Trematore	Oct. 30, 1975	Fiscal Council	Apr. 28, 2023	1 year	Yes
248.855.668-86	Accountant	48 - F.C.(Alternate) Elected	Apr. 28, 2023	No
No.
96

Main professional experiences in the last five years:

(i)            Independent Member of the Audit Committee of Agrogalaxy Participações S.A. since December 2022. Company’s Main Activity: Retail of agricultural inputs and agro services.

(ii)           Independent Member of the Board of Directors and Audit Committee of CI&T since September 2022. Public company on the NYSE with main activity in technology;

(iii)          Member of the Fiscal Council of Cosan S.A. since April 2022. Company’s Main Activity: Energy.

(iv)          Independent Member of the Board of Directors and Audit Committee of BR Advisory Partners Participações since April and February 2022 respectively. Company’s Main Activity: Investment banking.

(v)           Independent Member of the Audit Committee of Grupo Oncoclínicas since June 2021. Company’s Main Activity: Management and administration of oncology services.

(vi)          Independent Member of the Audit Committee of Allied Brasil since June 2021. Company’s Main Activity: Consumer electronics retail.

(vii)         Member of the Fiscal Council of Localiza since May 2021. Company's Main Activity: Car rental.

(viii)        Member of the Fiscal Council of ISA CTEEP since April 2019. Company’s Main Activity: Electricity transmission company.

(ix)          Member of the Fiscal Council of Ânima Educação since October 2018. Company’s Main Activity: Higher Education.

(x)           Member of the Fiscal Council of Comgás since April 2018. Company’s Main Activity: Concessionaire of piped natural gas.

(xi)          Alternate member of the Fiscal Council of RUMO S.A. since July 2020. Company’s Main Activity: Logistics operator.

(xii)         Member of the Fiscal Council of Via Varejo from April 2017 to April 2018 and from April 2019 to June 2020. Company’s Main Activity: Electronics and furniture retail.

(xiii)        Coordinator of the Audit Committee of CRDC – Central de Registro de Direitos Creditórios since October 2020. Company’s Main Activity: Registration of financial assets.

(xiv)        Member and Chair of the Audit Committee of Caixa Econômica Federal from September 2017 to July 2020. Company’s Main Activity: Financial institution.

Management positions held in other companies or third sector organizations: Mrs. Carla Alessandra Trematore does not hold management positions in other companies or third sector organizations.

Education: Bachelor's degree in Computer Science from Universidade Estadual Paulista - UNESP obtained in 1996. Bachelor's degree in Accounting from Pontifícia Universidade Católica de Minas Gerais – PUC Minas, obtained in 2018.

Statements: The Company declares that it is not aware of any of the following events that may have occurred in the last five years: (i) any criminal conviction, even if not yet final and unappealable, with an indication of the stage of the proceeding; (ii) any adverse judgment under administrative proceedings with the CVM and penalties applied, even if not yet final and unappealable, indicating whether the relevant proceeding is pending appeal with the Appeal Board of the Brazilian Financial System; (iii) any final and unappealable judicial or administrative judgment that suspended or disqualified her to exercise any professional or business activity.

Mrs. Carla Alessandra Trematore declared to the Company that she is not a politically exposed person as defined in the applicable regulations.

Name	Date of Birth	Management body	Date of election	Term of office	Independent member
CPF	Profession	Elected as	Date of investiture	Elected by the controlling shareholder	Number of consecutive terms
Other positions or roles held in the company
Professional experience / Statement of any adverse judgments
Guillermo Oscar Braunbeck	08/12/1972	Fiscal Council	Apr. 28, 2023	1 year	Yes
106.627.498-39	Professor	45 - F.C.(Alternate) Elected	Apr. 28, 2023	No
No.

97

Main professional experiences in the last five years:

(i)         Member of the Audit Committee of Iguá Saneamento (since 2022) - Company’s Main Activity: Sanitation company.

(ii)        Member of the Audit, Compliance, HR and Tax Committee and Member of the Special and Expansion Committee of Inspirali Educação - (since 2022) - Company’s Main Activity: Education.

(iii)       Member of the Audit, Risk and Compliance Committee at Adelco (since 2022) - Company’s Main Activity: Wholesaler.

(iv)       Coordinator of the Fiscal Council of CESP (2019 to 2022) – Company’s Main Activity: hydroelectric energy generation.

(v)        Member of the Fiscal Council of Anima Educação (2018 a 2022) – Company’s Main Activity: higher education

(vi)       Member of the Fiscal Council of CPQD (since 2017) - Company’s Main Activity: research and development of information and communication technologies.

(vii)      Member of the Fiscal Council of Companhia de Navegação Norsul (since 2020) - Company’s Main Activity: Private navigation.

(viii)     Universidade de São Paulo (USP) (since 2014) - Professor-Dr (tenured, part-time) at the Faculdade de Economia, Administração, Contabilidade e Atuária (FEA/USP) - Accounting and Actuarial Department.

(ix)       Fundação Getúlio Vargas (FGV-EAESP) (since 2017) - Visiting Professor of the Professional Master's Degree in Management for Competitiveness.

(x)        Universidade de São Paulo (USP) – 2016 to 2019: Deputy Comptroller General (by appointment of the Rector of USP).

(xi)       Accounting Pronouncements Committee (Comitê de Pronunciamentos Contábeis – from 2016 to 2022 - Deputy Technical Coordinator and voting member of the committee responsible for issuing the accounting standards adopted in Brazil.

Management positions held in other companies or third sector organizations: (i) Fundação de Apoio ao Comitê de Pronunciamentos Contábeis e de Sustentabilidade - Chief Financial Officer. (ii) Fundação Instituto de Pesquisas Contábeis, Atuariais e Financeiras - Fiscal Council Coordinator. (iii) Lumina – Unicamp Endowment Fund – Alternate member of the Fiscal Council.

Education: PhD in Controllership and Accounting by USP - year 2011; Bachelor’s degree in Economics from UNICAMP - year 1994; Bachelor’s degree in Accounting from FIPECAFI - year 2021.

Statements: The Company declares that it is not aware of any of the following events that may have occurred in the last five years: (i) any criminal conviction, even if not yet final and unappealable, with an indication of the stage of the proceeding; (ii) any adverse judgment under administrative proceedings with the CVM and penalties applied, even if not yet final and unappealable, indicating whether the relevant proceeding is pending appeal with the Appeal Board of the Brazilian Financial System; (iii) any final and unappealable judicial or administrative judgment that suspended or disqualified him to exercise any professional or business activity.

Mr. Guillermo Oscar Braunbeck declared to the Company that he is not a politically exposed person as defined in the applicable regulation.

Note: He is a tenured public servant (part-time professor-DR) at the Universidade de São Paulo since 2014. However, this position is exclusively that of a professor and he is not an expense authorizing officer nor do currently hold any leadership or management position.

Name	Date of Birth	Management body	Date of election	Term of office	Independent member
CPF	Profession	Elected as	Date of investiture	Elected by the controlling shareholder	Number of consecutive terms
Other positions or roles held in the company
Professional experience / Statement of any adverse judgments
Reginaldo Ferreira Alexandre	Mar. 7, 1959	Fiscal Council	Apr. 28, 2023	1 year	Yes
003.662.408-03	Economist	48 - C F.C.(Effective) Elected by Common Minority Shareholders	Apr. 28, 2023	No	1
No.

98

Main professional experiences in the last five years:

(i)            Member of the Board of Directors of Mahle Metal Leve S.A, since June 2017;

(ii)           Member of the Board of Directors of Sanepar – Cia. de Saneamento do Paraná, since April 2022

(iii)          Rumo S.A, since April 2019;

(iv)          Ser Educacional S.A. - President of the collegiate body, since April 2015;

(v)           Banrisul – Banco do Estado do Rio Grande do Sul, since April 2021;

(vi)          CEB Lajeado S.A, since April 2022;

(vii)         Cia. de Saneamento do Paraná – Sanepar, elected in April 2017 and re-elected in April 2018, 2019 and 2020;

(viii)        Cia. Saneamento Básico do Estado de São Paulo – Sabesp, since April 2020;

(ix)          Cia. Energética de Brasília – CEB from 2019 to 2022;

(x)           Bradesco S.A. alternate member of the Fiscal Council, elected in March 2017 and re-elected in March 2018, 2019 and 2020;

(xi)          Member of the Fiscal Council of the Museum of Modern Art of de São Paulo – MAM, since November 2019;

(xii)         Member of the Accounting Pronouncements Committee (Comitê de Pronunciamentos Contábeis - CPC) – body responsible for preparing the Brazilian accounting rules - since its foundation, in 2005;

(xiii)        Deputy Coordinator of Institutional Relations of the CPC.

Management positions held in other companies or third sector organizations: Mr. Reginaldo Ferreira Alexandre does not hold management positions in other companies or third sector organizations.

Education: Bachelor’s degree in Economics from the Pontifícia Universidade Católica de São Paulo obtained in 1981. University Extension Course in Valuation and Value Metrics at the Universidade de São Paulo (USP/Esalq) in 2022.

Statements: The Company declares that it is not aware of any of the following events that may have occurred in the last five years: (i) any criminal conviction, even if not yet final and unappealable, with an indication of the stage of the proceeding; (ii) any adverse judgment under administrative proceedings with the CVM and penalties applied, even if not yet final and unappealable, indicating whether the relevant proceeding is pending appeal with the Appeal Board of the Brazilian Financial System; (iii) any final and unappealable judicial or administrative judgment that suspended or disqualified him to exercise any professional or business activity.

Mr. Reginaldo Ferreira Alexandre declared to the Company that he is not a politically exposed person as defined in the applicable regulations.

Name	Date of Birth	Management body	Date of election	Term of office	Independent member
99

CPF	Profession	Elected as	Date of investiture	Elected by the controlling shareholder	Number of consecutive terms
Other positions or roles held in the company
Professional experience / Statement of any adverse judgments
Adjarbas Guerra Neto	Jun. 1, 1976	Fiscal Council	Apr. 28, 2023	1 year	Yes
181.852.828-85	Accountant and Lawyer	45 - F.C.(Alternate) Elected by Common Minority Shareholders	Apr. 28, 2023	No	1
No.

Main professional experiences in the last five years:

(i)            Financial expert member of the Statutory Audit and Risk Management Committee - DEXCO S.A. - 2022 -current - Company’s Main Activity: Specialized wholesale trade of construction materials.

(ii)           Executive Governance, Risk and Compliance Officer of Fibria Celulose S/A from 2016 to 2019 – Company’s Main Activity: pulp production.

(iii)          Member of the Audit Committee of Votorantim Cimentos from 2018 to 2019 – Company’s Main Activity: construction material.

(iv)          Member of the Audit Committee of Veracel Celulose S.A. from 2016 to 2019 – Company’s Main Activity: pulp production.

(v)           Alternate member of the Board of Directors of Veracel Celulose SA. from 2016 to 2019 - Company’s Main Activity: pulp production.

(vi)          Member of the Supervisory Board of Fibria Trading International in Austria from 2012 to 2019 - Company's Main Activity: pulp seller.

Management positions held in other companies or third sector organizations: Mr. Adjarbas Guerra Neto does not hold management positions in other companies or third sector organizations.

Education: MBA in Capital Markets from FEA/USP -2004; Master´s degree (M.Sc.) in Finance and Controllership from PUC/SP-2008; Corporate Governance: Effectiveness and Accountability in the Boardroom - Kellogg 2018.

Statements: The Company declares that it is not aware of any of the following events that may have occurred in the last five years: (i) any criminal conviction, even if not yet final and unappealable, with an indication of the stage of the proceeding; (ii) any adverse judgment under administrative proceedings with the CVM and penalties applied, even if not yet final and unappealable, indicating whether the relevant proceeding is pending appeal with the Appeal Board of the Brazilian Financial System; (iii) any final and unappealable judicial or administrative judgment that suspended or disqualified him to exercise any professional or business activity.

Mr. Adjarbas Guerra Neto declared to the Company that he is not a politically exposed person as defined in the applicable regulations.

100

7.4 - Composition of statutory committees and audit, finance and compensation committees:

Not applicable to the Fiscal Council.

7.5 - Existence of a relationship as spouses, common-law marriage (união estável) or kinship up to the second degree between (a) members of the issuer’s management, (b) (i) members of the issuer’s management and (ii) members of the management of the issuer’s direct or indirect subsidiaries, (c) (i) members of the management of the issuer or of its direct or indirect subsidiaries and (ii) the issuer’s direct or indirect controlling shareholders, and (d) (i) members of the issuer’s management and (ii) members of the management of the issuer’s direct or indirect controlling shareholders:

No such relationships exist in connection with the members of the Fiscal Council.

7.6 – Inform about relationships of subordination, service provision or control maintained, in the last three fiscal years, between members of the issuer’s management and: (a) company, directly or indirectly, controlled by the issuer except those in which the issuer directly or indirectly holds the entire share capital; (b) the issuer’s direct or indirect controlling shareholder; (c) if relevant, supplier, client, borrower or lender of the issuer, companies controlled by the issuer, its subsidiaries or holdings or subsidiaries of any such persons

No such relationships exist in connection with the members of the Fiscal Council.

101

Annex V – MANAGEMENT COMPENSATION

(Pursuant to Section. 13, item II, of CVM Resolution 81/22)

8.1 - Describe the compensation policy or practice for the Board of Directors, Statutory and non-statutory Board of Executive Officers, Fiscal Council, statutory Committees and audit, risk, finance and compensation committees, addressing the following aspects

(a)       Objectives of the compensation policy or practice, informing if the compensation policy was formally approved, the body responsible for its approval, date of approval and, if the issuer publishes the policy, the websites where the document is available

The Company currently has a Management Compensation Policy applicable to all directors and an Executive Compensation Policy, which is applicable to all of its executives, the latest revisions of which were approved by the Board of Directors on October 26, 2018 and November 11, 2021, respectively.

Both are available on the Company's IR website (ri.embraer.com.br) and on the website of the Brazilian Securities and Exchange Commission and the purpose policies is to attract and retain highly qualified professionals who are aligned with the Company’s principles and values and with the shareholders' objectives.

Accordingly, the Company bases its policies on the monitoring of the external environment and compares remuneration practices, on an annual basis, with reference markets, comprised of companies that compete in the segments in which the Company operates, Brazilian multinationals, publicly traded companies or companies that have a remuneration strategy similar to that which the Company practices.

(b)       Practices and procedures adopted by the Board of Directors to determine the individual compensation of the members of the Board of Directors and Board of Executive Officers, informing:

The bords and committees that participate in the decision-making process, identifying how they participate.

The purpose of the People and ESG Committee, in accordance with its internal regulations revised by the Board of Directors on August 12, 2021, is to advise the Board of Directors on the definition and approval of the Company’s compensation and human resources policy, with regard to the compensation and benefits criteria, as well as the individual compensation of members of management.

In addition, the People and ESG Committee is responsible for managing long-term incentive programs.

i.	criteria and methods used to determine individual compensation, informing whether studies to verify market practices are used, and if so, the comparison criteria and scope of these studies.

The amounts of compensation paid by the Company to the members of the Executive Board, Board and Committees are periodically compared with the amounts paid by the market and consider the complexity, sophistication and challenges inherent to the Company's business, especially by competing companies in the segments in which the Company operates, Brazilian multinationals, publicly traded companies or that have a remuneration strategy similar to that practiced by the Company, according to the guidelines established by the remuneration strategy, through research conducted by external consultancies and specialized in the subject.

102

i.	Total compensation amounts should be planned annually, based on market research and taking into account the Company's economic and financial reality. Priority should be given to the retention of executives and the alignment of their earnings with those of shareholders. In this sense, the greater the impact of the position on the Company's results, the more weight should be attributed to the variable portions of the remuneration - STI and LTI, reflecting, respectively, the profitability and valuation of the Company. The LTI will only be a reference value for the current fiscal year and the acquisition of the right to its receipt will take place at a future date, according to the conditions set forth in the policy específica.com how often and how the Board of Directors evaluates the adequacy of the issuer's remuneration policy.

The Board of Directors assesses the Company’s compensation policy on an annual basis, based on the recommendation of the People and ESG Committee, which recurrently includes this issue on the agenda of its meetings.

(c)       Composition of compensation, informing:

Description of the compensation elements and the objectives of each one

The following are considered as compensation elements:

•	Fixed compensation: includes salary or fees, direct and indirect benefits and compensation for participation in committees, among others, for the purpose of short-term rewarding.
•	Variable compensation: includes bonuses, profit sharing, among others, for the purpose of short- term rewarding.
•	Stock-based compensation: long-term incentive program (or LTI) that comprises phantom shares, for the purpose of medium- and long-term rewarding.

Board of Directors

Members of the Board of Directors receive a monthly fixed compensation and are offered, optionally, group life insurance and health insurance, provided that the members of the Board of Directors bear all inherent costs. There is no variable compensation for this body. The purpose of paying exclusively a fixed compensation to the members of the committees is to be aligned with best market practices.

Advisory Committees

Members of the advisory committees (Audit, Risk and Ethics, People and ESG and Strategy and Innovation Committees) receive a specific monthly fixed compensation for participating in each committee (limited to two committees). There is no variable compensation for members of the committees. The purpose of paying exclusively a fixed compensation to the members of the committees is to be aligned with best market practices.

Board of Executive Officers

103

Members of the Statutory Board of Executive Officers and Non-statutory Board of Executive Officers receive:

(a)	Fixed Monthly Compensation: determined on an annual basis based on market references. The Board of Directors adjusts these amounts as it deems necessary each year.
(b)	Direct and Indirect Benefits: group life insurance, health insurance and private pension equivalent to those offered to the Company’s employees.
(c)	Short-term Incentives (“STI”): The members of the Board of Executive Officers are entitled to variable compensation and are eligible to participate in short-term incentive plans as a form of reward for achieving goals that support the Company’s short-term strategy
(d)	Long-Term Incentives (“LTI”): The members of the Board of Executive Officers are eligible to participate in long-term incentive plans, which, through the phantom shares mechanism, reward executives for achieving goals that support the Company's medium- and long-term strategic objectives.

The planned LTI amounts shall be determined based on market references, subject to the conditions set forth in the respective incentive instruments, and are described in detail in item 8.4 of the Brazilian Annual Report (Formulário de Referência).

Both portions of the STI and LTI variable compensation are intended to align executives with the shareholders’ objectives and with the Company’s sustainability.

Both the fixed and variable compensation of the members of the Board of Executive Officers are established, in accordance with market standards, through surveys conducted by consulting firms specialized in the subject.

Fiscal Council

Members of the Fiscal Council receive a fixed monthly salary, which is approved, on an annual basis, at the Annual General Shareholders’ Meeting, and is in accordance with the limits set forth in Paragraph 3 of Section 162 of Law No. 6,404/76.

No direct or indirect benefits are currently offered to the members of the Fiscal Council.

Objectives of the compensation elements and alignment with the issuer's short, medium and long-term interests

The purpose of Embraer’s Human Resources Policy is to convey the Company’s thinking and attitude in the adoption of compensation practices that are compatible with the market in order to attract, retain and recognize professionals, aligning individual objectives with corporate objectives, as well as technical requirements and economic and financial conditions, in a system of partnership and sharing of the generated wealth, encouraging all to achieve and surpass previously agreed results. The remuneration policy can be found on the Company's IR website (ri.embraer.com.br)

Embraer aims to maintain a competitive compensation for its management compared to the market, in order to retain and attract management members that enable the achievement of its short-, medium- and long-term goals.

104

A significant portion of the Short-Term variable compensation depends directly on the achievement of actual targets by professionals, as detailed below. The payment of the short-term variable compensation is also tied to the Company’s performance, assuming the achievement of the goals defined by the Board of Directors. Accordingly, compensation is linked to the retention of professionals and the achievement of positive results by the Company, which shows the alignment of interests.

Proportion of each element in the total compensation

According to the structure of the Company's compensation policy, the proportion of each element in the total compensation may vary depending on the Company’s results.

The table below shows the proportion of each element of the total compensation paid by the Company in the year ended December 31, 2022:

Body	Fee	Participation in Committees (*)	Direct and Indirect Benefits	Variable Compensation	Benefits motivated by termination of office	Stock-based Compensation (**)	Total

Board of Directors	100.00%	-	-	-	-	-	100.00%
Statutory Board of Executive Officers	44.93%	-	2.97%	68.74%	-	(16,.4%)	100.00%
Fiscal Council	100.00%	-	-	-	-	-	100.00%
(*) In 2022, the amount of stock-based compensation was reduced (negative) in the period due to the devaluation of the Company's shares, used in the measurement of virtual shares.

The table below shows the proportion of each element of the total compensation paid by the Company in the year ended December 31, 2021:

Body	Fee	Participation in Committees (*)	Direct and Indirect Benefits	Variable Compensation	Benefits motivated by termination of office	Stock-based Compensation (**)	Total

Board of Directors	99.92%	-	0,.8%	-	-	-	100.00%
Statutory Board of Executive Officers	30.72%	-	12.98%	31.41%	-	24.89%	100.00%
Fiscal Council	100.00%	-	-	-	-	-	100.00%

The table below shows the proportion of each element of the total compensation paid by the Company in the year ended December 31, 2020:

Body	Fee	Participation in Committees	Direct and Indirect Benefits	Variable Compensation	Benefits motivated by termination of office	Stock-based Compensation (*)	Total

Board of Directors	76.19%	23.81%	-	-	-	-	100.00%
Statutory Board of Executive Officers	83.38%	-	7.93%	54.85%	24.33%	(70.49) %	100.00%
Fiscal Council	100.00%						100.00%
(*) In 2020, o the amount of stock-based compensation was reduced (negative) in the period due to the devaluation of the Company's shares, used in the measurement of virtual shares.

105

Calculation and adjustment method for each of the compensation elements

The amounts of compensation paid by the Company to members of the Board of Executive Officers, Board of Directors and Committees are periodically compared with the amounts paid by the market and take into account the complexity, sophistication and challenges inherent to the Company's business, especially by competing companies in the segments in which the Company operates, Brazilian multinationals, publicly traded companies or companies that have a remuneration strategy similar to that practiced by the Company, according to the guidelines established by the compensation strategy, through research carried out by external consultants specialized in the subject.

Total compensation amounts shall be planned annually, based on market research and take into account the economic and financial condition of the Company. Emphasis shall be given to the retention of executives and the alignment of their gains with the gains of the shareholders. Accordingly, the higher the impact of the position on the Company's results, the more weight shall be attributed to the variable compensation – STI and LTI, reflecting the profitability and appreciation of the Company, respectively. The ILP shall only be a reference for the current fiscal year and vesting shall occur on a future date, in accordance with the conditions set forth in in a specific policy.

Key performance indicators that are taken into account to determine each element of the compensation

The performance indicators that are taken into account to determine the short-term variable compensation are: (i) annual assessment of the “Action Plan,” an instrument entered into with each statutory and non-statutory officer every year, setting forth the results intended by the Company for that year and the actions planned for each one in order to achieve these results; and (ii) global performance result of the Company.

Thus, the STI and LTI compensation vary based on the economic results and the operating income of the Company. The STI is affected by the assessment of the individual Action Plans, the LTI is related to the increase in the value of the Company’s shares and the performance targets set forth in the Plan.

The amount of Short-Term incentive to be effectively paid to executives in each fiscal year is tied to the respective individual Action Plans and its assessment varies directly based on the achievement of the results set forth therein.

The content of the Action Plan is revised annually through the Corporate Planning cycle and approved by the Company's Board of Directors. For the year 2022, among the goals set forth in the Board of Directors' Action Plans, there were goals related to the environment and diversity, in the ESG context, the same happens for the year 2023.

Therefore, each executive is assessed, on an annual basis, based on the achievement of their specific Action Plan and their short-term variable compensation is influenced by this result.

ii.       Reasons that justify the composition of the compensation

Board of Directors and Advisory Committees

The main objective is to attract members with reputation and suitable profiles, remunerating them in a manner compatible with the market and thus providing the necessary conditions for them to better perform their duties. Reference values are obtained from the results of specialized surveys, carried out with companies similar in size to Embraer.

106

Note: Companies similar in size are those that are comparable in terms of area of operations, number of employees, revenue, business segment, processes for the development of products or production, global operations, etc.

Statutory Board of Executive Officers

Total compensation amounts are planned annually based on market research with companies of size, complexity and challenges equivalent to those of Embraer. Through this research, we seek to determine not only the amounts practiced in the market, but also the proportionality of their components (Fixed and Variable Compensation, Short- and Long-term Incentives). The Company favors the retention of its executives and aims to maintain and attract highly qualified executive officers and key qualified personnel, aligning their interests with the interests of the Company’s shareholders. In addition, the objective is to ensure that executives who effectively contribute to the best performance of the Company and its securities have a share in the profits derived from their contribution.

Fiscal Council

The monthly compensation of the Fiscal Council, pursuant to paragraph 3 of Section 162 of Law No. 6,404/76, is established in an amount equivalent to at least 10% of the average monthly compensation of each Executive Officer of the Company, excluding benefits, representation funds and profit sharing.

iii.       Existence of unpaid members and the reasons for this fact

No members of the Board of Directors, Advisory Committees, Board of Executive Officers or Fiscal Council are unpaid for the positions they hold in the Company.

d.       Existence of compensation supported by subsidiaries, controlled companies or direct or indirect controlling shareholders

Not applicable, as subsidiaries and controlled companies do not pay compensation to members of management, the Board of Directors, the Board of Executive Officers or the Fiscal Council of Embraer.

e.       Existence of any compensation or benefit linked to the occurrence of a certain corporate event, such as the sale of issuer’s corporate control

There was no corporate event related to the sale of the issuer's corporate control.

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8.2 Total compensation of members of the Board of Directors, Statutory Board of Executive Officers and Fiscal Council

Total compensation forecast the Current Fiscal Year - December 31, 2023 – Annual Amounts
	Board of Directors	Statutory Board of Executive Officers	Fiscal Council	Total
Total number of members	11.67	4.00	4.00	19.67
Number of paid members	11.67	6.17	4.00	21.83
Fixed annual compensation
Salary or pro-labore	10,857,325.96	7,880,999.58	866,000.00	19,604,325.54
Direct and indirect benefits	-	792,091.08	-	792,091.08
Participation in committees
Other
Description of other fixed compensation
Variable compensation
Bonus	-	9,091,000.00	-	9,091,000.00
Profit sharing
Attendance at meetings
Commissions
Other
Description of other variable compensation
Post-employment	-	341,748.61	-	341,748.61
Termination of office
Stock-based compensation	-	8,670.003,12	-	8,670,003.12
108

Notes	The number of members corresponds to the annual average calculated on a monthly basis. Amounts related to compensation for participation in advisory committees are not included.

The number of members corresponds to the annual average calculated on a monthly basis.

Stock-based compensation refers to the cost of grants for the Company related to the Long-term Incentives.

The amounts of stock- based compensation are calculated according to the CVM Resolution 650/10. Such amounts include provision for future payments and therefore do not reflect the amounts actually paid to the executives in each fiscal year.

			The number of members corresponds to the annual average calculated on a monthly basis.
Total compensation [1]	10,857,325.96	26,775,842.39	866,000.00	38,499,168.35
1.	According to the guidelines of OFFICIAL NOTICE/ANNUAL – 2023 – CVM/SEP, in compliance with the understanding of CVM’s Board of Commissioners rendered in a meeting held on December 8.2020 (CVM Proceeding No. 19957.007457/2018- 109), the employer's payroll charges are not included in the amounts of aggregate compensation subject to approval by the shareholders’ meeting and, therefore, in relation to the current fiscal year, the amounts reported in this item 8.2 of the Brazilian Annual Report (Formulário de Referência) are net. For more information, see item 8.20.

Total compensation for the Fiscal Year ended December 31, 2022 – Annual Amounts
	Board of Directors	Statutory Board of Executive Officers	Fiscal Council	Total
Total number of members	13.0	4.0	4.0	21.00
Number of paid members	13.0	8.50	4.0	25.50
Fixed annual compensation
Salary or pro-labore	11,228,702.00	7,597,884.43	715,333.36	19,541,919.79
Direct and indirect benefits	-	779,582.67	-	779,582.67
Participation in committees
Other
Description of other fixed compensation
Variable compensation
Bonus	-	11,623,317.00	-	11,623,317.00
Profit sharing
Attendance at meetings
Commissions
Other
Description of other variable compensation
Post-employment	-	(309,306.92)	-	(309,306.92)
Termination of office
Stock-based compensation	-	(3,144,856.77)	-	(3,144,856.77)
109

Notes	The number of members corresponds to the annual average calculated on a monthly basis, according to the methodology presented in the Circular/Annual-2023-CVM/SEP Letter .Amounts related to compensation for participation in advisory committees are not included.

The number of members corresponds to the annual average calculated on a monthly basis, according to the methodology presented in the Circular/Annual-2023-CVM/SEP Letter.

Stock-based compensation refers to the cost of grants for the Company related to the Long-term Incentives.

The amounts of stock- based compensation are calculated according to the CVM Resolution 650/10. Such amounts include provision for future payments and therefore do not reflect the amounts actually paid to the executives in each fiscal year.

			The number of members corresponds to the annual average calculated on a monthly basis, according to the methodology presented in the Circular/Annual-2023-CVM/SEP Letter.
Total compensation[1]	11,228,702.00	16,546,620.40	715,333.36	28,490,655.76
1.	According to the guidelines of OFFICIAL NOTICE/ANNUAL – 2023 – CVM/SEP, in compliance with the understanding of CVM’s Board of Commissioners rendered in a meeting held on December 8.2020 (CVM Proceeding No. 19957.007457/2018- 109), the employer's payroll charges are not included in the amounts of aggregate compensation subject to approval by the shareholders’ meeting and, therefore, in relation to the current fiscal year, the amounts reported in this item 8.2 of the Brazilian Annual Report (Formulário de Referência) are net. For more information, see item 8.20.

Total compensation for the Fiscal Year ended December 31, 2021 – Annual Amounts
	Board of Directors	Statutory Board of Executive Officers	Fiscal Council	Total
Total number of members	11.92	4.00	4.00	19.92
Number of paid members	11.92	10.25	4.00	26.17
Fixed annual compensation
Salary or pro-labore	8,737,904.15	8,396,074.62	663,000.00	17,796,978.77
Direct and indirect benefits	6,804.42	578,796.10	-	585,600.52
Participation in committees	-	-	-	-
Other	-	-	-	-
Description of other fixed compensation
Variable compensation
Bonus	-	8,586,000.00	-	8,586,000.00
Profit sharing	-	-	-	-
Attendance at meetings	-	-	-	-
Commissions	-	-	-	-
Other	-	-	-	-
Description of other variable compensation	-	-	-	-
Post-employment	-	2,968,264.34	-	2,968,264.34
Termination of office	-	-	-	-
Stock-based compensation	-	6,803,104.82	-	6,803,104.82
110

Notes	The number of members corresponds to the annual average calculated on a monthly basis. Amounts related to compensation for participation in advisory committees are not included.

The number of members corresponds to the annual average calculated on a monthly basis.

Stock-based compensation refers to the cost of grants for the Company related to the Long-term Incentives.

The amounts of stock- based compensation are calculated according to the CVM Resolution 650/10. Such amounts include provision for future payments and therefore do not reflect the amounts actually paid to the executives in each fiscal year.

			The number of members corresponds to the annual average calculated on a monthly basis.
Total compensation[1]	8,744,708.57	27,332,239.87	663,000.00	36,739,948.45
2.	According to the guidelines of OFFICIAL NOTICE/ANNUAL – 2023 – CVM/SEP, in compliance with the understanding of CVM’s Board of Commissioners rendered in a meeting held on December 8.2020 (CVM Proceeding No. 19957.007457/2018- 109), the employer's payroll charges are not included in the amounts of aggregate compensation subject to approval by the shareholders’ meeting and, therefore, in relation to the current fiscal year, the amounts reported in this item 8.2 of the Brazilian Annual Report (Formulário de Referência) are net. For more information, see item8.20.

Total compensation for the Fiscal Year ended December 31, 2020 – Annual Amounts
	Board of Directors	Statutory Board of Executive Officers	Fiscal Council	Total
Total number of members	11.17	5.00	4.33	20.50
Number of paid members	11.17	12.00	4.33	27.50
Fixed annual compensation
Salary or pro-labore	7,574,521.00	8,145,885.00	700,138.00	16,420,545.00
Direct and indirect benefits	-	233,416.00	-	233,416.00
Participation in committees	2,366,880.00	-	-	2,366,880.00
Other	-	-	-	-
Description of other fixed compensation	-	-	-	-
Variable compensation
Bonus	-	5,358,663.00	-	5,358,663.00
Profit sharing	-	-	-	-
Attendance at meetings	-	-	-	-
Commissions	-	-	-	-
Other (*)	-	-	-	-
Description of other variable compensation	-	-	-	-
111

Post-employment	-	540.949,00	-	540.949,00
Termination of office	-	2,377,367.00	-	2,377,367.00
Stock-based compensation[1]	-	(6,886,656.00)	-	(6,886,656.00)
Notes	The number of members corresponds to the annual average calculated on a monthly basis. Amounts related to compensation for participation in advisory committees are not included.

The number of members corresponds to the annual average calculated on a monthly basis.

Stock-based compensation refers to the cost of grants for the Company related to the Long-term Incentives.

The amounts of stock- based compensation are calculated according to the CVM Resolution 650/10. Such amounts include provision for future payments and therefore do not reflect the amounts actually paid to the executives in each fiscal year.

			The number of members corresponds to the annual average calculated on a monthly basis.
Total compensation [2]	9,941,401.00	9,769,624.00	700,138.00	20,411,164.00
1.	The amount of stock-based compensation was reduced in the period due to the depreciation of the Company's shares, used in the measurement of virtual shares.
2.	According to the guidelines of OFFICIAL NOTICE/ANNUAL – 2023 – CVM/SEP, in compliance with the understanding of CVM’s Board of Commissioners rendered in a meeting held on December 8.2020 (CVM Proceeding No. 19957.007457/2018- 109), the employer's payroll charges are not included in the amounts of aggregate compensation subject to approval by the shareholders’ meeting and, therefore, in relation to the current fiscal year, the amounts reported in this item 8.2 of the Brazilian Annual Report (Formulário de Referência) are net. For more information, see item 8.20.

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8.3 - Variable compensation of the Board of Directors, Statutory Board of Executive Officers and Fiscal Council

Variable compensation forecast for the current fiscal year – December 31, 2023 (R$ thousand)
	Board of Directors	Statutory Board of Executive Officers	Fiscal Council	Total
Total number of members	11.67	4.00	4.00	19.67
Number of paid members		4.00		6.17
Bonus
Minimum amount set forth in the compensation plan		0,00		0,00
Maximum amount set forth in the compensation plan		13,637.00		13,637.00
Amount set forth in the compensation plan, if targets are achieved		9,091.00		9,091.00
Profit sharing
Minimum amount set forth in the compensation plan
Maximum amount set forth in the compensation plan
Amount effectively recognized in the income statement for the fiscal year

Variable compensation - fiscal year ended on December 31, 2022 (R$ thousand)
	Board of Directors	Statutory Board of Executive Officers	Fiscal Council	Total
Total number of members	13.00	4.00	4.00	21.00
Number of paid members		4.00		8.50
Bonus
Minimum amount set forth in the compensation plan
Maximum amount set forth in the compensation plan		12.240.00		12,240.00
Amount set forth in the compensation plan, if targets are achieved		8.160.00		8,160.00
Amount effectively recognized in the income statement for the fiscal year		11,623.00		11,623.00
Profit sharing
Minimum amount set forth in the compensation plan
Maximum amount set forth in the compensation plan
Amount effectively recognized in the income for the fiscal year

113

Variable compensation - fiscal year ended on December 31, 2021 (R$ thousand)
	Board of Directors	Statutory Board of Executive Officers	Fiscal Council	Total
Total number of members	11.92	4.00	4.00	19.92
Number of paid members	-	4.00	-	4.00
Bonus
Minimum amount set forth in the compensation plan	-	-	-	-
Maximum amount set forth in the compensation plan	-	9,540.00	-	9,540.00
Amount set forth in the compensation plan, if targets are achieved	-	9,540.00	-	9,540.00
Amount effectively recognized in the income statement for the fiscal year	-	8,586.00	-	8,586.00
Profit sharing
Minimum amount set forth in the compensation plan	-	-	-	-
Maximum amount set forth in the compensation plan	-	-	-	-
Amount effectively recognized in the income statement for the fiscal year	-	-	-	-
Variable compensation - fiscal year ended on December 31, 2020 (R$ thousand)
	Board of Directors	Statutory Board of Executive Officers	Fiscal Council	Total
Total number of members	11.17	5.00	4.33	20.50
Number of paid members	-	5.00	-	5.00
Bonus
Minimum amount set forth in the compensation plan	-	-	-	-
Maximum amount set forth in the compensation plan	-	10,815.00	-	10,815.00
Amount set forth in the compensation plan, if targets are achieved	-	10,815.00	-	10,815.00
Amount effectively recognized in the income statement for the fiscal year	-	5,359.00	-	5,359.00
Profit sharing
Minimum amount set forth in the compensation plan	-	-	-	-
Maximum amount set forth in the compensation plan	-	-	-	-
Amount effectively recognized in the income statement for the fiscal year	-	-	-	-

(1)	The amount forecast for 2020 informed in the previous Brazilian Annual Report (R$ 13,503.00) was revised throughout the year to R$ 10,815.00 thousand, primarily due to the effects of the Covid-19 pandemic and the end of the partnership with Boeing on the Company's financial results.
114

8.4 - Stock-based compensation plan for the Board of Directors and Statutory Board of Executive Officers

The Company currently has a stock-based compensation plan in place, the “Long-Term Incentive Plan for Embraer Executives”, approved on March 18, 2021, by the Company’s Board of Directors (the “LTI”). The Company’s Bylaws sets forth that the Board of Directors may make extraordinary grants.

Until March 2020, the Company had the “Stock Option Program of Embraer S.A. for Statutory Executive Officers and Employees”, approved on April 19, 2010 (the “Program”).

Long-Term Incentive Plan for Embraer Executives (LTI)

a.       General terms and conditions

The Company’s officers and employees, and the officers (or equivalents) and employees of its subsidiaries are eligible to participate in the LTI. The LTI is managed by the Board of Directors, which is duly advised by its People and Governance Committee in all its stages.

The LTI values established for the participants shall be converted into “Virtual Shares”, based on the average price (weighted by the trading volume) of the shares issued by the Company on B3 (“EMBR3”) in the last 30 trading days immediately prior to the 10th day preceding the date on which the Board of Directors determined the respective amounts (“Grant Date”).

The Virtual Shares attributed to each Participant shall be divided into 2 classes, 50% in the form of "Virtual Restricted Shares" and 50% in the form of "Virtual Performance Shares”.

The other terms and conditions of the Program are described in the items below.

b.       Maximum number of shares covered

Not applicable, as the LTI does not provide for the effective delivery of the Company’s shares to the participants.

c.       Maximum number of options to be granted

Not applicable. There is no granting of stock options under the LTI.

d.       Vesting Conditions

Not applicable. Once calculated, the amount payable to executives under the LTI is paid in cash.

e.       Criteria to determine the purchase or exercise price

Not applicable.

f.       Criteria to determine the exercise period

115

Virtual Restricted Shares: the Participant shall be entitled to receive the cash value, corresponding to all of his or her Virtual Restricted Shares, generally after the third anniversary of the Grant Date.

Virtual Performance Shares: the Participant shall be entitled to receive the cash value corresponding to a certain percentage of his or her Virtual Performance Shares, generally after the third anniversary of the Grant Date, depending on the achievement of the corporate performance targets established by the Company, which are reviewed annually by the Board of Executive Officers and approved by the Board of Directors. The percentage of targets achieved may vary between 75% and 125%, and the number of Virtual Shares of the Participant is prorated according to these percentages. If the achievement of targets is below 75% in the calculation period, the Participant is not entitled to any payment regarding the granted Virtual Performance Shares.

The exercise term for the Company's Virtual Shares, whether of the Restricted type or the Performance type, occurs as a rule, after the third anniversary of the grant date, except in grants with specific vesting conditions.

The maximum payment term of this benefit is consistent with the long-term objectives mentioned in items “b” and “c”.

g.       Form of settlement

The LTI shall be settled in cash.

h.       Restrictions on the transfer of shares

Not applicable, as the LTI does not provide for the effective delivery of the shares, but rather a cash payment linked to the appreciation of the shares of the Company, operating as a basis for a certain number of Virtual Shares attributed to LTI participants.

i.       Criteria and events that, having occurred, cause the suspension, change or termination of the plan

In the event of dissolution and liquidation of the Company, the LTI and the rights granted thereunder not yet exercised shall be automatically terminated.

j.       Effects of termination of office of members of management bodies of the company on their rights set forth in the stock-based compensation plan

In the event of termination of office due to death or permanent disability of the participant, unless otherwise resolved by the Board of Directors, all Virtual Restricted Shares attributed to him or her shall be converted based on the average price (weighted by the trading volume) of the EMBR3 shares in the last ten trading days prior to the date of the relevant termination, and payment shall be made together with the payment of the other applicable severance pay. With regards to the Virtual Performance Shares, the Participant shall be entitled to receive a pro rata amount, based on the period of employment calculated from the Grant Date until termination, and all other conditions set forth in the LTI shall be maintained.

In the event of death, payment shall be made to the Participant’s successors in accordance with the law.

In the event of termination by decision of the Participant, the Participant shall not be entitled to any LTI payments, unless otherwise decided by the Board of Directors.

116

In the event of termination by decision of the Company, the participant shall be entitled to partial receipt (full year pro-rata), generally on the third anniversary of the grant (vesting).

117

8.5 – Stock-based compensation, in the form of stock options, recognized in the income statement for the last 3 fiscal years and that foreseen for the current fiscal year, of the Board of Directors and the Statutory Board of Executive Officers

The last grant under the Stock Option Plan of Embraer S.A. for Statutory Executive Officers and Employees was carried out on March 20, 2013 and expired on March 20, 2020, when the Company's Stock Options Program was terminated.

There was no recognition of stock-based compensation, in the form of stock options, for the Board of Directors and the Statutory Board of Executive Officers, in the fiscal year ended on December 31, 2020.

Recognition of stock-based compensation, in the form of stock options, for the Board of Directors and the Statutory Board of Executive Officers is not applicable, for the fiscal years ended on December 31, 2021 and on December 31, 2022 and forecast for the current fiscal year, to be ended on December 31, 2023.

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8.6 - Granting of stock options carried out in the last 3 fiscal years and forecast for the current fiscal year, for the Board of Directors and the Statutory Board of Executive Officers

The last grant under the Stock Option Plan of Embraer S.A. for Statutory Executive Officers and Employees was carried out on March 20, 2013 and expired on March 20, 2020, when the Company's Stock Options Program was terminated.

The granting of stock options, for the Board of Directors and the Statutory Board of Executive Officers, are not applicable, for the fiscal years ended on December 31, 2020, on December 31, 2021 and on December 31, 2022 and forecast for the current fiscal year, to be ended on December 31, 2023.

119

8.7 - Information on outstanding options held by the Board of Directors and the Statutory Board of Executive Officers, at the end of the last fiscal year

The last grant under the Stock Option Plan of Embraer S.A. for Statutory Executive Officers and Employees was carried out on March 20, 2013 and expired on March 20, 2020, when the Company's Stock Options Program was terminated.

The open options held by the Board of Directors and the Statutory Board of Executive Officers, for the fiscal year ended on December 31, 2022, are not applicable.

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8.8 Exercised options related to stock-based compensation of the Board of Directors and Statutory Board of Executive Officers, in the last three fiscal years

The last grant under the Stock Option Plan of Embraer S.A. for Statutory Executive Officers and Employees was carried out on March 20, 2013 and expired on March 20, 2020, when the Company's Stock Options Program was terminated.

There was no exercise of options related to stock-based compensation of the Board of Directors and the Statutory Board of Executive Officers in the fiscal year ended on December 31, 2020.

The exercise of options related to the stock-based compensation of Board of Directors and the Statutory Board of Executive Officers, for the fiscal years ended on December 31, 2021 and on December 31, 2022 and forecast for the current fiscal year to be ended on December 31, 2023, is not applicable.

121

8.9 Stock-based compensation, in the form of shares to be delivered directly to the beneficiaries, recognized in the income statement of the last 3 fiscal years and that forecast for the current fiscal year, of the Board of Directors and the Statutory Board of Executive Officers

In the Long Term Incentive Plan (LTI) there is no actual delivery of shares, the compensation is fully paid in cash on maturity, in accordance with the rules of each grant, therefore there is no potential dilution in the event of grant of all shares to the beneficiaries.

Grant forecast for the fiscal year ended Dec. 31, 2023

Body	Board of Directors	Statutory Board of Executive Officers
Long-Term Incentive Plan (LTI)
Total number of members	11	4
Number of Paid Members	-	6.17
Potential dilution in case of granting of all shares to beneficiaries	N/A	N/A

(1) The total number of members corresponds to the annual average of the number of members of the referred management body calculated monthly pursuant to item 8.2. (2) Corresponds to the number of statutory executive officers, as applicable, who will receive stock-based compensation to be recognized in the issuer's income statement for the year, as provided for in Annual Circular Letter 2023 CVM/SEP.

Grant made in the fiscal year Dec. 31, 2022

Body	Board of Directors	Statutory Board of Executive Officers
Long-Term Incentive Plan (LTI)
Total number of members	13	4
Number of Paid Members	-	8.50
Potential dilution in case of granting of all shares to beneficiaries	N/A	N/A
(1)	The total number of members corresponds to the annual average of the number of members of the referred management body calculated monthly pursuant to item 8.2. (2) Corresponds to the number of statutory executive officers, as applicable, who will receive stock-based compensation to be recognized in the issuer's income statement for the year, as provided for in Annual Circular Letter 2023 CVM/SEP.

Grant made in the fiscal year Dec. 31, 2021

Body	Board of Directors	Statutory Board of Executive Officers
Long-Term Incentive Plan (LTI)
Total number of members	11	4
Number of Paid Members	-	10.25
Potential dilution in case of granting of all shares to beneficiaries	N/A	N/A

(1) The total number of members corresponds to the annual average of the number of members of the referred management body calculated monthly pursuant to item 8.2. (2) Corresponds to the number of statutory executive officers, as applicable, who will receive stock-based compensation to be recognized in the issuer's income statement for the year, as provided for in Annual Circular Letter 2023 CVM/SEP.

122

Grant made in the fiscal year Dec. 31, 2020

Body	Board of Directors	Statutory Board of Executive Officers
Long-Term Incentive Plan (LTI)
Total number of members	11	4
Number of Paid Members	-	12
Potential dilution in case of granting of all shares to beneficiaries	N/A	N/A

(1) The total number of members corresponds to the annual average of the number of members of the referred management body calculated monthly pursuant to item 8.2. (2) Corresponds to the number of statutory executive officers, as applicable, who will receive stock-based compensation to be recognized in the issuer's income statement for the year, as provided for in Annual Circular Letter 2023 CVM/SEP.

123

8.10 Granting of shares related to members of the Board of Directors and the Statutory Board of Executive Officers, in the last three fiscal years

Grant forecast for the fiscal year ended Dec. 31, 2023

Body	Board of Directors	Statutory Board of Executive Officers
Long-Term Incentive Plan (LTI)
Total number of members	11.67	4
Number of paid members	-	4
Grant date	N/A	Mar. 9, 2023
Number of shares granted	N/A	555,855, of which 277,928 are virtual restricted shares and 277,928 are virtual performance shares
Vesting period	N/A	Virtual restricted shares: 100% as of Mar. 9, 2026 Virtual performance shares: 100% as of Mar. 9, 2026
Restriction period for the transfer of shares	N/A	N/A
Fair value of the share on the grant date	N/A	R$ 16.35
Multiplication of the number of shares granted by the fair value of the shares on the grant date	N/A	R$ 9,091,000.00
(1)	The total number of members corresponds to the annual average of the number of members of the referred management body calculated monthly pursuant to item 8.2. (2) Corresponds to the number of statutory executive officers, as applicable, who will receive stock-based compensation to be recognized in the issuer's income statement for the year, as provided for in Annual Circular Letter 2023 CVM/SEP.

Grant made in the fiscal year ended Dec. 31, 2022

Body	Board of Directors	Statutory Board of Executive Officers
Long-Term Incentive Plan (LTI)
Total number of members	13.0	4.0
Number of paid members	13.0	4.0
Grant date	N/A	Mar. 11, 2022
Number of shares granted	N/A	425,922 of which 212,961 are virtual restricted shares and 212,961 are virtual performance shares
Vesting period	N/A	Virtual restricted shares: 100% as of Mar. 11, 2025 Virtual performance shares: 100% as of Mar. 11, 2025
Restriction period for the transfer of shares	N/A	N/A
Fair value of the share on the grant date	N/A	R$ 17.61
Multiplication of the number of shares granted by the fair value of the shares on the grant date	N/A	R$ 7,500,000.00
(1)	The total number of members corresponds to the annual average of the number of members of the referred management body calculated monthly pursuant to item 8.2. (2) Corresponds to the number of statutory executive officers, as applicable, who will receive stock-based compensation to be recognized in the issuer's income statement for the year, as provided for in Annual Circular Letter 2023 CVM/SEP.

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Grant made in the fiscal year ended Dec. 31, 2021

Body	Board of Directors	Statutory Board of Executive Officers
Long-Term Incentive Plan (LTI)
Total number of members	11.92	4.0
Number of paid members	-	4.0
Grant date	N/A	Mar. 18, 2021
Number of shares granted	N/A	525,899 of which 262,950 are virtual restricted shares and 262,950 are virtual performance shares
Vesting period	N/A	Virtual restricted shares: 100% as of Mar. 18, 2024 Virtual performance shares: 100% as of Mar. 18, 2024
Restriction period for the transfer of shares	N/A	N/A
Fair value of the share on the grant date	N/A	R$ 11.29
Multiplication of the number of shares granted by the fair value of the shares on the grant date	N/A	R$ 5,940,000.00

(1) The total number of members corresponds to the annual average of the number of members of the referred management body calculated monthly pursuant to item 8.2. (2) Corresponds to the number of statutory executive officers, as applicable, who will receive stock-based compensation to be recognized in the issuer's income statement for the year, as provided for in Annual Circular Letter 2023 CVM/SEP.

Grant made in the fiscal year ended Dec. 31, 2020

Body	Board of Directors	Statutory Board of Executive Officers
Long-Term Incentive Plan (LTI)
Total number of members	11.17	5.00
Number of paid members	-	6.00
Grant date	N/A	Mar. 24, 2020
Number of shares granted	N/A	456.632, of which 228.316 are virtual restricted shares and 228.316 are virtual performance shares
Vesting period	N/A	Virtual restricted shares: • 33% as of Mar. 24, 2023 • 33% as of Mar. 24, 2024 • 34% as of Mar. 24, 2025 Virtual performance shares: 100% as of Mar. 24, 2023
Restriction period for the transfer of shares	N/A	N/A
Fair value of the share on the grant date	N/A	R$ 16.95
Multiplication of the number of shares granted by the fair value of the shares on the grant date	N/A	R$ 7,413,986.50

(1) The total number of members corresponds to the annual average of the number of members of the referred management body calculated monthly pursuant to item 8.2. (2) Corresponds to the number of statutory executive officers, as applicable, who will receive stock-based compensation to be recognized in the issuer's income statement for the year, as provided for in Annual Circular Letter 2023 CVM/SEP.

125

Body	Board of Directors	Statutory Board of Executive Officers
Long-Term Incentive Plan (LTI)
Total number of members	11,17	5.00
Number of paid members	-	4.0
Grant date	N/A	Nov. 13, 2020
Number of shares granted	N/A	560.000 all of which are virtual restricted shares
Vesting period	N/A	Virtual restricted shares: 100% as of Nov. 13, 2023
Restriction period for the transfer of shares	N/A	N/A
Fair value of the share on the grant date	N/A	R$ 6.67
Multiplication of the number of shares granted by the fair value of the shares on the grant date	N/A	R$ 3,735,200.00
(1)	The total number of members corresponds to the annual average of the number of members of the referred management body calculated monthly pursuant to item 8.2. (2) Corresponds to the number of statutory executive officers, as applicable, who will receive stock-based compensation to be recognized in the issuer's income statement for the year, as provided for in Annual Circular Letter 2023 CVM/SEP.

126

8.11 Shares delivered related to the stock-based compensation of the Board of Directors and Statutory Board of Executive Officers, in the last three fiscal years:

We clarify once again that the LTI Program does not involve the effective delivery of shares, but rather a cash payment linked to the appreciation of the Company’s shares, which operates as a basis for a certain number of Virtual Shares assigned to the participants of the LTI. Therefore, we inform in the tables below the number of Virtual Shares actually assigned to the participants in each fiscal year and the market value of these shares used to make payments to the participants, which is calculated based on the average price (weighted by the trading volume) of EMBR3 shares in the last ten trading sessions prior to the 15th day of the incentive payment anniversary months.

In 2022, the Company paid the total amount of Virtual Performance Shares of the 2019 grant. Payments related to the third portion were also made, i.e., 34% of the total Restricted Shares granted in 2017, completing the payment of this grant in 2022. The 33% related to the second portion of the total Restricted Shares granted in 2018, and the 33% related to the first portion of the total Restricted Shares granted in 2019 were also paid.

In 2021, the Company paid the total amount of Virtual Performance Shares of the 2018 grant. Payments related to the third portion were made, i.e., 34% of the total Restricted Shares granted in 2016, completing the payment of this grant in 2021. The 33% related to the second portion of the total Restricted Shares granted in 2017, and the 33% related to the first portion of the total Restricted Shares granted in 2018, were also paid in 2021.

In 2020, the Company paid the total amount of Virtual Performance Shares of the 2015, 2016 and 2017 grants. Payments related to the third the third portion, i.e., 34% of the total Restricted Shares granted in 2015, completing the payment of this grant in 2020. The 33% related to the second portion of the total Restricted Shares granted in 2016, and the 33% related to the first portion of the total Restricted Shares granted in 2017, were also paid in 2020.

Shares delivered - fiscal year ended on Dec. 31, 2022

Body	Board of Directors	Statutory Board of Executive Officers
Long-Term Incentive Plan (LTI)		Granted on Aug. 24,2017
Total number of members (1)	13.0	4.0
Number of Paid Members	-	6.0
Number of shares delivered (Virtual Shares/Restricted Shares)	N/A	87,471
Number of shares delivered (Virtual Shares/ Performance Shares)	N/A	-
Weighted average purchase price	N/A	R$ 15.82
Weighted average market price of purchased shares	N/A	R$ 13.33
Multiplication of the total number of shares purchased by the difference between the weighted average purchase price and the weighted average market value of the purchased shares	N/A	(R$ 217,782.83)
Long-Term Incentive Plan (LTI)	N/A	Granted on Apr. 12, 2018
Total number of members (1)	13.0	4.0
Number of Paid Members	-	6.0
127

Number of shares delivered (Virtual Shares/Restricted Shares)	N/A	78,013
Number of shares delivered (Virtual Shares/ Performance Shares)	N/A	-
Weighted average purchase price	N/A	R$ 21.66
Weighted average market price of purchased shares	N/A	R$ 13.94
Multiplication of the total number of shares purchased by the difference between the weighted average purchase price and the weighted average market value of the purchased shares	N/A	(R$ 602,148.64)
Long-Term Incentive Plan (LTI)		Granted on Mar. 12, 2019
Total number of members (1)	13.0	4.0
Number of Paid Members	-	6.0
Number of shares delivered (Virtual Shares/Restricted Shares)	N/A	122,543
Number of shares delivered (Virtual Shares/ Performance Shares)	N/A	162,784
Weighted average purchase price	N/A	R$ 19.30
Weighted average market price of purchased shares	N/A	R$ 14.65
Multiplication of the total number of shares purchased by the difference between the weighted average purchase price and the weighted average market value of the purchased shares	N/A	(R$ 1,326,034.80)
Long-Term Incentive Plan (LTI)		Granted on Mar. 24, 2020
Total number of members (1)	13.0	4.0
Number of Paid Members	-	3.0
Number of shares delivered (Virtual Shares/Restricted Shares)	N/A	0
Number of shares delivered (Virtual Shares/ Performance Shares)	N/A	9,146
Weighted average purchase price	N/A	R$ 16.95
Weighted average market price of purchased shares	N/A	R$ 12.55
Multiplication of the total number of shares purchased by the difference between the weighted average purchase price and the weighted average market value of the purchased shares	N/A	(R$ 40,262.79)

Shares delivered - fiscal year ended on Dec. 31, 2021

Body	Board of Directors	Statutory Board of Executive Officers
Long-Term Incentive Plan (LTI)		Granted on Mar. 10, 2016
Total number of members (1)	11.92	4.0
Number of Paid Members	-	4.0
Number of shares delivered (Virtual Shares/Restricted Shares)	N/A	37,490
Number of shares delivered (Virtual Shares/ Performance Shares)	N/A	-
Weighted average purchase price	N/A	R$ 28.34
Weighted average market price of purchased shares	N/A	R$ 12.96
128

Multiplication of the total number of shares purchased by the difference between the weighted average purchase price and the weighted average market value of the purchased shares	N/A	(R$ 2,437.58)
Long-Term Incentive Plan (LTI)	N/A	Granted on Jun. 9, 2016
Total number of members (1)	11.92	4.0
Number of Paid Members	-	1.0
Number of shares delivered (Virtual Shares/Restricted Shares)	N/A	4,212
Number of shares delivered (Virtual Shares/ Performance Shares)	N/A	-
Weighted average purchase price	N/A	R$ 20.18
Weighted average market price of purchased shares	N/A	R$ 19.34
Multiplication of the total number of shares purchased by the difference between the weighted average purchase price and the weighted average market value of the purchased shares	N/A	(R$ 5,014.29)
Long-Term Incentive Plan (LTI)		Granted on Aug. 25, 2016
Total number of members (1)	11.92	4.0
Number of Paid Members	-	1.0
Number of shares delivered (Virtual Shares/Restricted Shares)	N/A	12,066
Number of shares delivered (Virtual Shares/ Performance Shares)	N/A	-
Weighted average purchase price	N/A	R$ 15.85
Weighted average market price of purchased shares	N/A	R$ 19.47
Multiplication of the total number of shares purchased by the difference between the weighted average purchase price and the weighted average market value of the purchased shares	N/A	R$ 3,333.15
Long-Term Incentive Plan (LTI)		Granted on Aug. 25, 2017
Total number of members (1)	11.92	4.0
Number of Paid Members	-	8.0
Number of shares delivered (Virtual Shares/Restricted Shares)	N/A	85,889
Number of shares delivered (Virtual Shares/ Performance Shares)	N/A	-
Weighted average purchase price	N/A	R$ 15.82
Weighted average market price of purchased shares	N/A	R$ 19.47
Multiplication of the total number of shares purchased by the difference between the weighted average purchase price and the weighted average market value of the purchased shares	N/A	R$ 23,531.23
Long-Term Incentive Plan (LTI)		Granted on Apr. 12, 2018
Total number of members (1)	11.92	4.0
Number of Paid Members	-	7.0
Number of shares delivered (Virtual Shares/Restricted Shares)	N/A	68,064
Number of shares delivered (Virtual Shares/ Performance Shares)	N/A	206,254
Weighted average purchase price	N/A	R$ 21.66
Weighted average market price of purchased shares	N/A	R$ 15.30
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Multiplication of the total number of shares purchased by the difference between the weighted average purchase price and the weighted average market value of the purchased shares	N/A	(R$ 43,131.76)

Shares delivered - fiscal year ended on Dec. 31, 2020

Body	Board of Directors	Statutory Board of Executive Officers
Long-Term Incentive Plan (LTI)		Granted on Mar. 3, 2015
Total number of members (1)	11.17	5.0
Number of Paid Members	-	4.0
Number of shares delivered (Virtual Shares/Restricted Shares)	N/A	43,231
Number of shares delivered (Virtual Shares/ Performance Shares)	N/A	109,078
Weighted average purchase price	N/A	R$ 24.38
Weighted average market price of purchased shares	N/A	R$ 14.91
Multiplication of the total number of shares purchased by the difference between the weighted average purchase price and the weighted average market value of the purchased shares	N/A	(R$ 16,083.32)
Long-Term Incentive Plan (LTI)		Granted on Mar. 10, 2016
Total number of members (1)	11.17	5.0
Number of Paid Members	-	4.0
Number of shares delivered (Virtual Shares/Restricted Shares)	N/A	36,388
Number of shares delivered (Virtual Shares/ Performance Shares)	N/A	94,636
Weighted average purchase price	N/A	R$ 28.34
Weighted average market price of purchased shares	N/A	R$ 14.91
Multiplication of the total number of shares purchased by the difference between the weighted average purchase price and the weighted average market value of the purchased shares	N/A	(R$ 9,756.07)
Long-Term Incentive Plan (LTI)	N/A	Granted on Jun. 9, 2016
Total number of members (1)	11.17	5.0
Number of Paid Members	-	2.0
Number of shares delivered (Virtual Shares/Restricted Shares)	N/A	8,176
Number of shares delivered (Virtual Shares/ Performance Shares)	N/A	24,776
Weighted average purchase price	N/A	R$ 20.18
Weighted average market price of purchased shares	N/A	R$ 8.44
Multiplication of the total number of shares purchased by the difference between the weighted average purchase price and the weighted average market value of the purchased shares	N/A	(R$ 2,806.81)
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Long-Term Incentive Plan (LTI)		Granted on Aug. 25, 2016
Total number of members (1)	11.17	5.0
Number of Paid Members	-	1.0
Number of shares delivered (Virtual Shares/Restricted Shares)	N/A	11,711
Number of shares delivered (Virtual Shares/ Performance Shares)	N/A	23,290
Weighted average purchase price	N/A	R$ 15.85
Weighted average market price of purchased shares	N/A	R$ 7.73
Multiplication of the total number of shares purchased by the difference between the weighted average purchase price and the weighted average market value of the purchased shares	N/A	(R$ 4,310.47)
Long-Term Incentive Plan (LTI)		Granted on Aug. 24, 2017
Total number of members (1)	13.0	5.0
Number of Paid Members	-	7.0
Number of shares delivered (Virtual Shares/Restricted Shares)	N/A	106,748
Number of shares delivered (Virtual Shares/ Performance Shares)	N/A	265,647
Weighted average purchase price	N/A	R$ 15.82
Weighted average market price of purchased shares	N/A	R$ 7.73
Multiplication of the total number of shares purchased by the difference between the weighted average purchase price and the weighted average market value of the purchased shares	N/A	(R$ 46,031.52)
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8.12 - Information required to understand the data disclosed in items 8.5 to 8.11 - Pricing method for shares and options

a.       Pricing model

b.       Data and assumptions used in the pricing model, including weighted average price of the shares, exercise price, expected volatility, life span of the option, expected dividends, and risk- free interest rate

c.       Method and assumptions used to incorporate the effects of early exercise

d.       Form of determination of the expected volatility

e.       Any other characteristic of the option incorporated into the measurement of its fair value

The last grant of the Stock Option Plan of Embraer S.A. for Statutory Executive Officers and Employees was carried out on March 20, 2013 and expired on March 20, 2020, when the Stock Options Program was terminated.

The rule of this Plan established that the exercise price of each stock option was determined on the grant date of the stock option by the weighted average of the price of the shares in the last 60 trading days, adjusted by up to 30% to cancel any speculative movements. The participant had a maximum period of seven years to exercise the stock option.

The fair value attributed to the stock options was determined based on the Black & Scholes pricing model. This model takes into account the value of the asset, the exercise price, time until exercise, probability of option to purchase shares being exercised, historical volatility based on the daily closing prices of shares in the last 60 trading days and the weighted interest rate for the period of each lot based on the Brazil interbank deposit rate (DI) published by B3 - Brasil, Bolsa, Balcão.

It should be noted that the time until exercise was measured in accordance with management decision and took into account the end of the grace period as a calculation basis; in other words, the stock options were calculated for exercise periods of three, four and five years. The adoption of this assumption has taken into account the understanding of management that the exercise of the option to purchase shares could occur at the end of each grace period due to the high liquidity and high expected gain for each share.

Data and Assumptions	2013 Grant-
Grant Date	March 20, 2013
Exercise Price (R$ )	R$ 15,.1
Expected Volatility (year)	30.11%
Life spam of the stock option (last vesting)	March 20, 2020
Expected Dividends (Payout)	1.62%
Risk-free Interest Rate (per year, 252 business days)	9.33%

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8.13 Number of shares, membership units (cotas) and other securities convertible into shares or membership units, issued, in Brazil or abroad, by the issuer, its direct or indirect controlling shareholders, controlled companies or companies under common control, which are held by members of the Board of Directors, of the Statutory Board of Executive Officers or Fiscal Council, per bord

As of December 31, 2022, the members of Embraer's Board of Directors held 560,000 bonds and 600 common shares of Embraer S.A. and the members of the Fiscal Council held one common share of Embraer S.A. The Statutory Board of Executive Officers did not own securities of Embraer S.A. None of them owned ownership units or other securities convertible into shares of the Company’s subsidiaries.

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8.14 - Information on retirement plans in force granted to members of the Board of Directors and Statutory Board of Executive Officers

The retirement plan granted by the Company does not cover the Company´s Board of Directors. The table below includes information related to the Company’s Statutory Executive Officers.

Body	Statutory Board of Executive Officers.
Number of members	i- 4 officers, all participants of the Retirement Plan.
Number of paid members	ii- 4 officers, all participants of the Retirement Plan.
Name of the plan	iii- Embraer Prev. Complementary Retirement Plan (Plano de Aposentadoria Complementar Embraer Prev.)
Number of members of management who meet the conditions to retire	iv- 1 member is eligible for retirement on December 31, 2022.
Condition for scheduled retirement

v-   55 years of age;

vi-  120 monthly contributions;

vii- Termination of the employment relationship;

viii-          Formal request to the Entity.

or,

i-    60 years of age

ii-   60 monthly contributions;

iii-  Termination of the employment relationship;

iv-  Formal request to the Entity.

Important notes:

1) In the case of founding Participants, the grace period referred to in item “ii” above shall be 60 monthly contributions.

2) In the case of non-founding Participants who are at least 60 years old, the grace period referred to in item “ii” above shall be reduced to 60 monthly contributions, entitling them to an Early Retirement Monthly Income.

3) Founding Participants are the employees who were linked to the Sponsor on December 31, 1998 and enrolled in the Complementary Retirement Plan within 60 days from the beginning of its effectiveness, provided that they maintain such link on the date of enrollment in the Retirement Plan.

Adjusted accumulated amount of regular contributions accumulated in the retirement plan until the closing of the last fiscal year, excluding the installment related to the contributions directly made by members of management

ix-  Employer’s Reserve of Total Savings linked to the five Statutory Executive Officers who are members of the Embraer Prev Plan, related to retirement plan contributions made by the Embraer S.A. Sponsor, duly adjusted by the profitability of the Plan, as of December 31, 2022: R$ 3,841,178.82.

x-   We emphasize that the above amount is net of the Administrative Contribution of the Plan.

Total amount of accumulated regular contributions made during the last fiscal year, excluding the portion related to the contributions directly made by members of management

Contributions of the Embraer S.A. Sponsor, reverted to the four Statutory Executive Officers who are members of the Embraer Prev Plan, related to the 2022 fiscal year: R$ 529,038.84.

Administrative contributions to fund the Plan were set at 0% for the 2022 fiscal year.

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Possibility of early redemption and conditions

Redemption may be made by the Participants of the Plan who terminate their employment contract with the Company, calculated as follows: 100% of the balance of contributions of the Participant and the % of the balance of the Company’s account, based on uninterrupted time of employment, always taking into account the last employment relationship period, and such balances adjusted by the profitability of the Plan :

- Up to 3 years: 0%;

- From 3 years and 1 day to 5 years: 15%;

- From 5 years and 1 day to 9 years: 25%;

- From 9 years and 1 day to 12 years: 35%;

- From 12 years and 1 day to 15 years s: 45%;

- From 15 years and 1 day to 20 years: 65%;

- Above 20 years: 75%.

Important notes:

1) Participants who already meet the time requirement to retire, and before requesting the benefit, may choose to redeem their total balance, provided that their employment contracts are terminated and they choose to cancel their enrollment in the Plan.

2) Withdrawals may be made on demand up to 25% of the total balance, upon formal request of the benefit to Embraer Prev Plan, and of the remaining balance converted into benefits calculated monthly varying from 0% to 2% of the remaining balance or for a minimum period of 5 years and a maximum period of 30 years.

3) Redemption is ensured in the form of a lump sum payment or, at the discretion of the Participant, in up to twelve monthly and consecutive installments.

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8.15 - Maximum, minimum and average individual management compensation

Annual amounts

	Board of Directors			Statutory Board of Executive Officers			Fiscal Council
	Dec. 31, 2022	Dec. 31, 2021	Dec. 31, 2020	Dec. 31, 2022	Dec. 31, 2021	Dec. 31, 2020	Dec. 31, 2022	Dec. 31, 2021	Dec. 31, 2020
Number of members	13.00	11.92	11.17	4.00	4.00	5.00	4.00	4.00	4.33
Number of paid members	13.00	11.92	11.17	8.50	10.25	12.00	4.00	4.00	4.33
Amount of the highest compensation (R$ )	2,318,800.00	2,051,187.60	1,918,125.00	8,208,431.89	10,123,194	4,102,107.00	193,333.360	180,000.00	178,000.00
Amount of the lowest compensation (R$ )	642,509.96	316,641.48	296,851.00	1,823,769.59	3,226,947.00	1,535,010.00	174,000.000	161,000.00	157,233.38
Average amount (R$ )	863,746.31	733,616.49	890,009.04	1,946,661.22	2,666,560.00	814,135.37	178,833.34	165,750.00	161,694.69

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Note:

Board of Directors
Dec. 31, 2022	The member with the highest compensation served the Company for 12 months. The amount of the lowest compensation was calculated excluding members who held their offices for less than 12 months.
Dec. 31, 2021	The member with the highest compensation served the Company for 12 months. The amount of the lowest compensation was calculated excluding members who held their offices for less than 12 months.
Dec. 31, 2020	The member with the highest compensation served the Company for 12 months. The amount of the lowest compensation was calculated excluding members who held their offices for less than 12 months.

Statutory Board of Executive Officers
Dec. 31, 2022

The member with the highest compensation served the Company for 12 months.

The amount of the lowest compensation was calculated excluding members who held their offices for less than 12 months.

The amounts of share based compensation are calculated according to the CVM Ruling 650/10. Such amounts include provision for future payments and therefore do not reflect the amounts actually paid to the executives in each calendar year.

Dec. 31, 2021

The member with the highest compensation served the Company for 12 months.

The amount of the lowest compensation was calculated excluding members who held their offices for less than 12 months.

The amounts of share based compensation are calculated according to the CVM Ruling 650/10. Such amounts include provision for future payments and therefore do not reflect the amounts actually paid to the executives in each calendar year.

Dec. 31, 2020

The member with the highest compensation served the Company for 4 months.

The amount of the lowest compensation was calculated excluding members who held their offices for less than 12 months.

The amounts of share based compensation are calculated according to the CVM Ruling 650/10. Such amounts include provision for future payments and therefore do not reflect the amounts actually paid to the executives in each calendar year.

Fiscal Council
Dec. 31, 2022	The member with the highest compensation served the Company for 12 months. The amount of the lowest compensation was calculated excluding members who held their offices for less than 12 months.
Dec. 31, 2021	The member with the highest compensation served the Company for 12 months. The amount of the lowest compensation was calculated excluding members who held their offices for less than 12 months.
Dec. 31, 2020	The member with the highest compensation served the Company for 12 months. The amount of the lowest compensation was calculated excluding members who held their offices for less than 12 months.

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8.16 - Contractual arrangements, insurance policies or other instruments that structure compensation or indemnification mechanisms for members of management in the event of removal from office or retirement

Embraer maintains a Civil Liability Insurance Policy for Directors and Officers (D&O), procured with Zurich Minas Brasil Seguros S/A, upon payment of a premium in the amount of US$ 3.368.936,21 with a limit of US$ 20 million and with Tokio Marine Seguradora SA, upon payment of a premium in the amount of US$ 1,953,408.98, with a limit of US$ 30 million in excess, both effective from June 30, 2022 to June 30, 2023, with an overall indemnity limit of US$ 50 million.

In addition, at the Special Shareholders’ Meeting held on April 29, 2020, Embraer's shareholders approved, by a majority of votes, the inclusion of a new article (Article X) in the Company's Bylaws, in order to provide for the possibility of entering into indemnity agreements with members of management, members of the Fiscal Council and committees of the Company and its subsidiaries, as well as certain employees of the Company or its subsidiaries.

138

8.17 - Percentage of the total compensation of each body recognized in the issuer's income referring to members of the Board of Directors, the Statutory Board of Executive Officers or the Fiscal Council that are related parties of the direct or indirect controlling shareholders as defined by the accounting rules that regulate this matter, in relation to the last 3 fiscal years and the forecast for the current fiscal year

After the corporate restructuring carried out in May 2006, Embraer's capital became dispersed, with no controlling shareholder, therefore, the content of this item is not applicable for the fiscal years ended on Dec. 31, 2020, Dec. 31, 2021, and Dec. 31, 2022, and there is no forecast for the current fiscal year that ends on Dec. 31, 2023.

139

8.18 - Compensation of members of the Board of Directors, the Statutory Board of Executive Officers or the Fiscal Council, per body, for any reason other than the position they hold, in relation to the last 3 fiscal years and the forecast for the current fiscal year,

Not applicable, as the members of the Board of Directors, the Statutory Board of Executive Officers and the Fiscal Council did not provide commissioned consulting or advisory services to the Company in the fiscal years ended on Dec. 31, 2020, Dec. 31, 2021, and Dec. 31, 2022, and there is no forecast for the current fiscal year to end on Dec. 31, 2023.

140

8.19 - Amounts recognized in the income of direct or indirect controlling shareholders, companies under common control and subsidiaries of the issuer, as compensation for members of the Board of Directors, the Statutory Board of Executive Officers or the Fiscal Council of the issuer, per body, specifying for what purpose these amounts were assigned to such individuals, in relation to the last 3 fiscal years and the forecast for the current fiscal year

No amounts were recognized in the income of direct or indirect controlling shareholders, companies under common control and subsidiaries of the Company as compensation for members of the Board of Directors, Statutory Board of Executive Officers or Fiscal Council in the fiscal years ended on Dec. 31, 2020, on Dec. 31, 2021, and Dec. 31, 2022, and there is no forecast for the current fiscal year to end on Dec. 31, 2023.

In the case of controlling shareholders, it does not apply, since the Company does not have a controlling shareholders.

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8.20 - Other material information

Management Compensation

The amounts of management compensation for 2021 and 2022 and the forecast for 2023, informed in Item 8, are net of charges borne by the Company, in accordance with the guidelines of the 2022 CVM/SEP Annual Official Notice. Additionally, compensation for participation in advisory committees is not included.

If the aforementioned charges and amounts for participation in committees were to be considered, the amount of the total compensation per body would be:

2023 (Forecast)

Board of Directors and Statutory Board of Executive Officers: R$ 51,532 thousand

Fiscal Council: R$ 1,039.2 thousand

Total: R$ 52,571 thousand

2022

Board of Directors and Statutory Board of Executive Officers: R$ 39,224 thousand

Fiscal Council: R$ 858.4 thousand

Total: R$ 40,082 thousand

2021:

Board of Directors and Statutory Board of Executive Officers: R$ 45,471 thousand

Fiscal Council: R$ 795,6 thousand

Total: R$ 46,267 thousand

2020:

Board of Directors and Statutory Board of Executive Officers: R$ 23,530 thousand

Fiscal Council: R$ 840 thousand

Total: R$ 24,370 thousand

142

EMBRAER S.A.
Publicly Held Company
CNPJ/ME No. 07.689.002/0001-89
NIRE 35.300.325.761

MINUTES OF THE 157th ORDINARY MEETING OF THE FISCAL COUNCIL
HELD ON MARCH 9, 2023

On March 9, 2023, at 10:20 am, the undersigned members of the Fiscal Council of Embraer S.A. (“Embraer” or “Company”) met virtually for the purpose of analyzing and issuing an opinion on the Financial Statements and the Management Report referring to the fiscal year ended on December 31, 2022, as well as on the allocation of income for the year ended December 31, 2022, whose opinion is part of these minutes:

OPINION OF THE FISCAL COUNCIL

The effective members of the Company’s Fiscal Council, in the exercise of their legal duties, pursuant to the provisions of Article 163 of Law No. 6,404/76 and, within the limits of their authority, after completing the verification of the Financial Statements for the fiscal year ended on December 31, 2022, with the due clarifications provided by the members of management of the Company and based on the report and opinion of the Auditors, issued a favorable opinion on the Financial Statements, as well as on the allocation of income for the year ended on December 31, 2022, which, along with the Management Report, are suitable and in conditions to be submitted to the shareholders for consideration and presented to the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários – CVM).

Closing. There being no further matters to discuss, the meeting was adjourned, and these minutes were read, approved and signed by the members of the Fiscal Council.

São Paulo, March 9, 2023.

___________________________ Ivan Mendes do Carmo Chairman	____________________________ José Mauro Laxe Vilela Vice Chairman
_______________ _______ Mario Ernesto Vampré Humberg Member of the Fiscal Council	_________________________ Otavio Ladeira de Medeiros Member of the Fiscal Council
__________________________ __ Alessandra Rangel Rezende Secretary

143

144

*Special items are positive and/or negative effects not foreseen in the projections of the Company’s income statements. They are so named because they represent values that are not directly related to the profits or losses resulting from the Company's operations and thus they tend not to be repeated in the future.

[2] The Company adopts the criteria defined in the Novo Mercado Regulations to determine the independence of the member.

[3] The Company adopts the criteria defined in the Novo Mercado Regulations to determine the independence of the member.

145

EMBRAER

E2

Investors' Presentation

ANNUAL SHAREHOLDERS MEETING

Embraer 2023

EMBRAER INVESTOR RELATIONS 2023

EMBRAER

ONE OF THE LEADERS in the aerospace and defense industry

Embraer is one of the largest aerospace conglomerates and defense of the world. On average, every 10 seconds an aircraft manufactured by the company takes off from some airport, annually transporting more than 145 million passengers around the planet.

Leader in the segments in which it operates, in the Commercial Aviation, Executive Aviation, Defense & Security, Services & Support, and with more than 8 thousand aircraft manufactured and delivered throughout of its history, Embraer has been an exponent of innovation since its foundation in 1969 and has this strength as its fundamental pillar for sustainable growth. Therefore, the company encourages an ecosystem for the generation and dissemination of knowledge that stimulates the quality training of its employees, increases the competitiveness of the aeronautical industry, promotes scientific development, and positively impacts the society. At the end of 2022, Embraer's workforce was 17,263 employees, of which 14,960 in Brazil and 2,303 abroad.

145 MILLION PASSENGERS

PER YEAR ARE TRANSPORTED AROUND THE PLANET IN OUR AIRCRAFT

2022 BACKLOG OF US$ 17.5 BILLION

Embraer is the major exporter of high-end goods of added value in Brazil, with industrial operations, offices, service and spare parts centers distribution in the Americas, Africa, Asia and Europe. Of the total order backlog from Commercial Aviation Executive Aviation Defense & Security and Services & Support, accounted for 49%, 22%, 14% and 15% respectively. At the end of 2022, the portfolio of firm orders to be delivered reached US$ 17.5 billion.

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EMBRAER INVESTOR RELATIONS 2023

Our VALUES

Embraer values were built collectively, involving employees around the world, and bringing a deeper and integrated insight of what is in the essence of the company. Form a solid foundation, based on ethics and integrity, from which Embraer will always develop science and technology and generate value for its customers, shareholders employees, society and other stakeholders.

ESSENCE

Ethics and integrity are at the core of everything we do

From the simplest activity to greatest achievements. We follow rules and question them, when necessary, always seeking for what is right and best for society, for the company and for all.

Our people are what makes us fly

Our people are happy, competent, valued, fulfilled, and committed to what they do. Their teamwork demonstrates integrity, coherence, respect, and mutual trust.

We are here to serve our customers

Customer loyalty is earned by ensuring total satisfaction and by building strong and enduring relationships. Partnerships are based on real commitment and flexibility.

We strive for company excellence

Company actions are oriented towards simplicity, agility, flexibility, and safety, with ongoing pursuit of continuous improvement and excellence. An entrepreneurial outlook based on integrated planning, responsible delegation and disciplined execution.

Boldness and innovation are our hallmarks

State-of-the-art technology, an innovative and learning organization capable of transforming from within and being influential in our markets. Strategic vision and ability to overcome challenges creatively and courageously.

Global presence is our frontier

Global presence and mindset, acting locally to leverage competitiveness, using the best of each location. A vision of a world without borders, one that values diversity.

We build a sustainable future

Constantly striving to build the foundation for the company's longevity, considering stockholders profitability, respect for quality of life, environment and society

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EMBRAER INVESTOR RELATIONS 2023

How did we get here

TIMELINE OF OUR STORY

1968

BANDEIRANTE
1969

1975

1978

1983

1985

1994

1996

1960

1965 – Beginning of the project IPD/PAR-6504, a transport aircraft lightweight for military and civil use, in the Centro Tecnico da Aeronautica (CTA), in Sao Jose dos Campos, Brazil.

1968 – Aircraft performs the first flight and is named as Bandeirante.

1969 – Embraer was founded to promote the development of the Brazilian aeronautical industry having as its initial activity with the Bandeirante series production.

1970

1970 – Beginning of flight tests of the agricultural aircraft named as Ipanema.

1975 – First export to Uruguay which received the Bandeirante plane and the agricultural plane, Ipanema.

1978 – Brazilian Air Force (FAB) hires Embraer to develop the EMB 312 Tucano, a military and basic training aircraft.

1980

1983 – Presentation and 1st flight of the EMB 120 Brasilia, regional turboprop with capacity to 30 passengers.

1985 – Presentation and 1st flight of the AMX, subsonic fighter developed in partnership with Italy.

1989 – Beginning of the EMB 145 project, regional jet aircraft for up to 50 passengers.

1990

1994 – Privatization of Embraer.

1996 – Start of jet deliveries EMB 145, which was renamed ERJ 145 and beginning of the family aircraft.

1999 – Pre-launch of EMBRAER 170/190 program, a new family of Commercial jets between 70 and 120 seats.

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EMBRAER INVESTOR RELATIONS 2023

2001

2004

2005

2017

2018

2018

2019

esg
2021

2022

2000

2001 – Launch of the PEE (Program for Specialization in Engineering), a master's degree in partnership with ITA, and the Embraer Institute of Education and Research, which became a benchmark for private social investment in Brazil.

2004 – Beginning of EMBRAER 170/190 jet deliveries, jet family which was recognized worldwide as e the E-Jets.

2005 – Reinforcement of the commitment with the Executive Aviation market. Presentation of the expansion portfolio strategy with the launch of the Phenom 100 and 300 jets. Global expansion of customer support.

2010

2017 – Creation of the Services & Support area, a new organizational structure dedicated to support Embraer aircraft operators and also to offer agnostic services.

2018 – Roll out of executive jets Praetor 500 and 600. Deliveries of the first E2 aircraft, the second generation of E-Jets in the Commercial Aviation segment.

2019 – Delivery of the first KC-390s for the Brazilian Air Force, which was the entered into service of the most sophisticated aeronautics project developed in Brazil.

2020

2020 – Execution of the action plan to protect people and overcome the major crisis in the global aviation industry caused by the covid-19 pandemic.

2021 – Embraer reinforces its commitment ESG and presented the sustainable initiatives with goals of diversity, inclusion, and emissions reduction.

2022 – EVE´ s IPO, first company incubated by Embraer-X and which is focused on the emerging mobility aerial urban market.

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EMBRAER INVESTOR RELATIONS 2023

Fit For Growth & FINANCIAL PERFORMANCE

In 2022, Embraer surpassed the estimates of the following indicators: EBIT, EBITDA and Free Cash Flow. Financial Results which reflecting the improved of the operating efficiency compared to the previous years.

The company delivered 163 aircraft in 2022 in the Commercial Aviation, Executive Aviation and Defense & Security businesses segments.

163 AIRCRAFT

DELIVERIED IN 2022

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EMBRAER INVESTOR RELATIONS 2023

Ownership STRUCTURE

AS OF 4Q22

[B]3
BRASIL
BOLSA
BALCÃO
48%
52%
NYSE

LOCAL SHAREHOLDERS
25%
75%
INTERNATIONAL SHAREHOLDERS

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EMBRAER INVESTOR RELATIONS 2023

Embraer
CREDIT RATINGS

STANDARD & POOR'S	Fitch Ratings	MOODY'S
BB+	BB+	Ba2stable

Source Moody's (Feb. 2023), Fitch (Jan. 2023) and S&P (Feb. 2023).

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EMBRAER INVESTOR RELATIONS 2023

Capture EMBRAER'S FULL POTENTIAL

E195-E2
E2

DELIVERING VALUE TODAY

- RIGHT PRODUCTS FOR THE RIGHT TIME
- PRIORITIZING PROFITABILITY
- READY FOR THE FUTURE
- STRONG FINANCIAL POSITION

MARKETS DEMANDS

- HEALTH, SAFETY & SECURITY
- PRIORITIZING PROFITABILITY
- SEAMLESS TRAVEL
- SUSTAINBILITY

EMERGING TRENDS

- DISRUPTIVE TECHNOLOGY
- DIGITAL TRANSFORMATION
- REGIONAL MARKETS

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EMBRAER INVESTOR RELATIONS 2023

short term STRATEGY

EMPLOYEE HEALTH & SAFETY

MARGIN IMPROVEMENT

RECAPTURE SYNERGIES

BUSINESS PLAN UPDATE

LEAN ORGANIZATION

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EMBRAER INVESTOR RELATIONS 2023

Embraer
CONTINUOUS EVOLUTION

Praetor Jets
E-Jets E2
C-390 Millennium
Phenom 300E
Phenom 100EV
E-Jets

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EMBRAER INVESTOR RELATIONS 2023

EVE MOBILITY REIMAGINED

DISRUPTIVE TECHNOLOGY

VEHICLE DESIGN OPTMIZED FOR URBAN MOBILITY

Flexible Seating Capacity
4 passengers at EIS with up to 6 in autonomous configurations

High Utilization Rate
Designed for thousands flight cycles per year with industry-leading reliability

Lift + Cruise Design
Overhead wings with distributed rotors and rear propellers

100% Electric Vehicle
Zero local carbon emissions

Tailored for Urban Mobility
100 km (60 mile) range at EIS addresses 99% of UAM missions

Unmatched Cost Efficiency
Over 6x lower cost-per-seat than helicopters and best in class for eVTOLs

Community-Friendly
Up to 90% lower noise footprint compared to equivalent helicopters

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EMBRAER INVESTOR RELATIONS 2023

ENERGIA
Family

ENERGIA HYBRID
E19-HE & E30-H2FC

ENERGIA H2 FUEL CELL
E19-H2FC & E30-H2FC

ENERGIA ELECTRIC
E9-FE

ENERGIA H2 GAS TURBINE
E50-H2GT

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EMBRAER INVESTOR RELATIONS 2023

esg

COMMITMENTS
PROGRESSES 2022

ENVIRONMENT

PRODUCT USE (SCOPE 3)
Net-zero Aviation by 2050:

» "ENERGIA" aircraft concepts focused on hybrid electric and hydrogen electric

» TE2 100% SAF flight test

OPERATIONS (SCOPE 1+2)
Carbon neutral by 2040:

» 100% renewable energy in Brazil by 202

» MoU with Raizen to produce SAF

SOCIAL

» 56% diverse hires in all entry level programs by 2025 (target 50%)

» 17% of women in senior leadership positions by 2025 (target 20%)

» 1,100 participants enrolled in the 2nd edition of the "Social Tech" training program – dedicated to black people

» Great Place to Work certification

GOVERNANCE

» 1st ranked in corporate governance by "Época Negócios 360º yearbook"

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EMBRAER INVESTOR RELATIONS 2023

Corporate GOVERNANCE

- Election of the Board of Directors by slate
- The Chairman of the Board of Directors is independent
- 7 members elected by the Shareholders are independent
- Audit, Risk and Ethics Committee is Independent
- The Brazilian Government, Golden Share, elect 1 effective Director and 1 alternate and the employees shareholders and non-shareholders indicate 2 others Directors and their respective alternates
- Fiscal Council is permanent and composed of members elected by the Shareholders

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EMBRAER INVESTOR RELATIONS 2023

Governance structure and its composition

The main boards of the Administration of the Embraer are the Board of Directors and its three Advisory Committees (Strategy and Innovation Committee, Committee of Audit, Risk and Ethics and the Committee of People and ESG), in addition to the Fiscal Council and the Board of Executive Officers.

Shareholders' Meeting
Board of Directors
Fiscal Council*
Audit, Risk and Ethic Committee**
People and ESG Committee**
Strategy and Innovation Commitee**
Board of Executive Officers

*Fiscal Council - body independent - article 43 By-Laws
**Committees - Body non decision-making (Board advisory Committees - article 34 of By-Laws.

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EMBRAER INVESTOR RELATIONS 2023

Board of DIRECTORS

Embraer's Board of Directors has a 2 years term

The current Board of Directors has 13 members, according to the transitional clause in force for the biennium 2021-2023. In this ASM, management proposes that the Board be composed of 11 members.

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EMBRAER INVESTOR RELATIONS 2023

THE BOARD OF DIRECTORS RESOLVED TO PRESENT TO THE TO ANNUAL SHAREHOLDERS' MEETING A FOLLOWING SLATE:

- ALEXANDRE GONÇALVES SILVA (Chairman)
- KEVIN GREGORY MCALLISTER
- RAUL CALFAT (Vice-Chairman)
- TODD MESSER FREEMAN
- CLAUDIA SENDER RAMIREZ
- MÁRCIO ELIAS ROSA
- DAN IOSCHPE
- MAURO GENTILE RODRIGUES DA CUNHA

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EMBRAER INVESTOR RELATIONS 2023

Management compensation
GLOBAL LIMIT

AMOUNT APPROVED ON 2022 ANNUAL SHAREHOLDERS' MEETING:

72 MILLION

PROPOSED AMOUNT FOR THE 2023 ANNUAL SHAREHOLDERS' MEETING:

72 MILLION

This amount in dollars is approximately U$ 14,14 million.

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EMBRAER INVESTOR RELATIONS 2023

Main policies of CORPORATE GOVERNANCE

EMBRAER CONSTANTLY IMPROVES ITS CORPORATE GOVERNANCE, WITH THE MAIN POLICIES, PRACTICES AND APPLICATIONS:

- Management Compensation and Executive compensation
- Appointment and Training of Members of the Board of Directors and Committees
- Related Party Transactions and Conflict of Interest
- Income Allocation
- Succession Plan of the Chief Executive Officer and Vice Presidents
- Non-audit Services Engagement

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EMBRAER
CHALLENGE.
CREATE.
OUTPERFORM.
embraer.com
MAR 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 10, 2023

Embraer S.A.

By:	/s/ Antonio Carlos Garcia
	Name:	Antonio Carlos Garcia
	Title:	Executive Vice President of Finance and Investor Relations